SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]     Form 40-F  [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes  [   ]     No  [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                )

SIGNATURES
PRESS RELEASE
NOTICE OF SHAREHOLDERS’ MEETING
Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda
PROJECT OF MERGER OF AGIPPETROLI S.P.A. INTO ENI S.P.A.

Press Release dated March 27, 2002

Annual Report at December 31, 2001

Notice of shareholders’ meeting

Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

Project of merger of AgipPetroli S.p.A. into Eni S.p.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name : Fabrizio Cosco Title: Company Secretary

PRESS RELEASE

Eni

•	2001 Consolidated Financial Statements: record profits of euro 7.7 billion and dividend of euro 0.75 per share confirmed

•	Share buy-back program continues: maximum amount increased by euro 2 billion

•	Board authorized to use up to 15 million of own shares for the stock option plan

•	Merger of AgipPetroli SpA into Eni SpA

•	Board authorized to issue bonds within the maximum amount of euro 4 billion;

•	General Shareholders Meeting convened to appoint the Board of Directors and the Board of Statutory Auditors

2001 Financial Statements and Dividends

The Board of Directors approved today Eni’s 2001 consolidated financial statements reporting a net income of euro 7,751 million, up 34.3% over 2000.

As announced on February 27, 2002, in consideration of the improvement of Eni’s financial situation, the significant amount of gains on disposals, as well as the number of own shares held, the Board of Directors resolved to propose to the General Shareholders’ Meeting convened on May 29 and 30, 2002, on first and second call respectively, to pay a dividend of euro 0.75 per share, an approximately 77% increase over the previous year. Pay-out therefore amounts to 37%. Dividend, which attributes to shareholders a 56.25% tax credit on the full amount of the dividend, will be paid out starting from June 27, 2002; the ex-dividend date is June 24, 2002.

The Board also resolved to submit to the Shareholders’ Meeting the accrual of euro 1.2 million to the “Reserve for the issue of shares in accordance with article 2349 of the Civil Code” to allow the issue of shares to be assigned to Eni managers under the stock option plan for 2002.

The Board of Directors approved also Eni SpA 2001 draft financial statements. On the basis of Decision No. 26/2002 of the Authority for Electricity and Gas, which establishes criteria for the determination of tariffs for natural gas storage activities and was published on March 4, 2002, Eni

SpA net income of euro 3,683 million — which was shown in Eni SpA preliminary financial statements approved by the Board on February 27, 2002 — was prudentially reduced by the whole amount of the euro 1,433 million gain deriving from the transfer of storage assets to Stoccaggi Italia SpA. This gain will be recorded when the new tariff regime for storage activities becomes definitive. As a consequence Eni SpA draft financial statements show a net income of euro 2,250 million. Eni consolidated net income remained unchanged due to the fact that the transfer of storage assets is an intercompany operation.

Eni’s consolidated financial statements and Eni SpA’s draft financial statements will be examined by the Board of Statutory Auditors and external auditors.

Share buy-back program

Eni’s Board of Directors will propose to the Shareholders’ Meeting to continue the purchase of own shares, and to confer the power to purchase shares, keeping into account shares already held as of the Meeting date1, up to a maximum of 400 million shares, representing about 10% of the entire capital stock, for an amount not exceeding euro 5.4 billion (the previous amount was euro 3.4 billion).

Authorization of the Board to use a maximum of 15 million own shares for the stock option plan

With the aim of rewarding the commitment of Eni managers to the creation of value for shareholders, the Board of Directors resolved to request to the General Shareholders’ Meeting the authorization to use up to a maximum of 15 million shares to offer to Eni top managers at a purchase price corresponding to the arithmetic average of the official price on the Mercato Telematico Azionario in the month preceding the date of offering of shares.

Merger of AgipPetroli SpA into Eni SpA

The Board of Directors of Eni SpA resolved to propose to the Extraordinary Shareholders’ Meeting convened on May 28, 29 and 30, 2002 in first, second and third call, respectively, the merger of AgipPetroli SpA into Eni SpA.

The proposed incorporation represents the third phase of the divisionalization program of Eni set to increase the efficiency of the operations through the

[1]	At March 26, 2002, they amounted to 159,474,138 shares, or 4% of Eni’s share capital. The total purchase cost was euro 2,143 million, at an average price of euro 13.44 per share.

reduction of the decisional levels and the strengthening of the strategic integration as well as the reduction in the number of subsidiaries and costs.

Eni SpA owns the whole share capital of AgipPetroli SpA, a subsidiary operating in refining and marketing. Eni SpA has therefore not assessed the value of this subsidiary’s equity, nor determined the ratio between AgipPetroli shares and Eni shares.

Joint venture in the petrochemicals sector

The Board of Directors of Eni examined the status of the negotiations between Enichem and the Saudi company Sabic concerning the proposed joint venture in the petrochemicals sector and took note that the due diligence was completed at the end of last February.

Furthermore the Board took note that, in relation to the changes occurred in the market scenario of the plastic sector and the issues recently emerged in some of the industrial plants involved in the negotiations, Sabic asked for an additional period of time in order to revise its business plan, and that therefore negotiations may continue as soon as this revision is carried out.

Attribution to the Board of the power to issue bonds for a maximum of euro 4 billion

The Extraordinary Shareholders’ Meeting will also be requested to attribute to the Board of Directors the power to issue bonds, that may also be converted into shares of Eni subsidiaries, within the maximum amount of euro 4 billion for a period of five years in accordance with article 2420-ter of the Civil Code. This proposal allows to seize the opportunities provided by markets for obtaining optimal financing conditions.

The Shareholders’ Meeting convened for appointing the new members of the Board of Directors and the Board of Statutory Auditors

With the approval of financial statements for 2001 the mandate of Eni’s Directors and Statutory Auditors expires. The Board resolved to propose to the General Shareholders’ Meeting to appoint said bodies. In accordance with Eni’s by-laws one Director and one Statutory Auditor are appointed by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities. The other Directors and Auditors are appointed, based on lists — deposited at Eni’s headquarters and published on newspapers as provided for by Eni’s by-laws — presented by shareholders who hold by themselves or together with other shareholders voting rights for at least 1% of Eni’s share capital with vote right at Eni’s General Meeting. The honorability and professional requirements of candidates to the position of Statutory Auditor are set forth in Article 28, line 1 of Eni’s by-laws.

°   °   °

Eni SpA’ reclassified balance sheet and income statement and consolidated balance sheet and consolidated income statement are enclosed with this press release.

Rome, March 27, 2002

Consolidated Balance Sheet at December 31, 2001

	Dec. 31,	Dec. 31,	Absolute
	2000	2001	change

	(million €)
Non-current assets
Net fixed assets	26,797	33,314	6,517
Intangible assets	2,391	2,843	452
Investments	4,223	3,012	(1,211)
Accounts receivable financing and securities related to operations	1,659	1,936	277
Net accounts receivable (payable) in relation to investments	(825)	(653)	172

	34,245	40,452	6,207
Net working capital	(1,973)	(910)	1,063
Reserve for employee termination indemnities	(457)	(465)	(8)

Net capital employed	31,815	39,077	7,262

Shareholders’ equity	22,401	27,483	5,082
Minority interests	1,672	1,706	34
Net borrowings	7,742	9,888	2,146

Total liabilities and shareholders’ equity	31,815	39,077	7,262

(1)	In the reclassified balance sheet, the purchase cost of 154,380,826 own shares in portfolio at December 31, 2001 (44,381,500 at December 31, 2000) is recorded as a decrease in net equity.

Consolidated Income Statement

				Absolute	%
	1999	2000	2001	change	change

	(million €)
Net sales from operations	31,008	47,938	48,925	987	2.1
Other income and revenues	952	905	921	16	1.8
Operating expenses	(22,782)	(34,228)	(34,679)	(451)	1.3

Gross operating margin	9,178	14,615	15,167	552	3.8
Amortization, depreciation and writedowns	(3,698)	(3,843)	(4,771)	(928)	24.1

Operating income	5,480	10,772	10,396	(376)	(3.5)
Net financial income (expense)	10	64	(259)	(323)	—
Net income from investments	89	33	(216)	(249)	—

Income before net extraordinary expense and income taxes	5,579	10,869	9,921	(948)	(8.7)
Net extraordinary expense	(528)	(512)	1,837	2,349	—

Income before income taxes	5,051	10,357	11,758	1,401	13.5
Income taxes	(2,054)	(4,335)	(3,530)	805	(18.6)

Income before minority interests	2,997	6,022	8,228	2,206	36.6
Minority interest	(140)	(251)	(477)	(226)	90.0

Net income	2,857	5,771	7,751	1,980	34.3

Eni SpA reclassified balance sheet

	Dec. 31,	Dec. 31,
	2000	2001	Change

	(million €)
Fixed assets
Fixed assets and intangible assets	2,956	2,865	(91)
Investments	9,636	12,902	3,266
Net accounts payable in relation to investment activities	(343)	(221)	122

	12,249	15,546	3,297
Net working capital	872	1,336	464
Site restoration and abandonment reserve	(851)	(796)	55
Reserve for employees’ termination indemnities	(56)	(60)	(4)

Net capital employed	12,214	16,026	3,812

Shareholders’ equity(1)	14,211	13,307	(904)
Reserve established according to laws	654	836	182
Accounts receivable financing, bonds and cash, net	(2,651)	1,883	4,534

Total liabilities and shareholders’ equity	12,214	16,026	3,812

(1)	In the synthetic reclassified balance sheet the cost for the purchase of 154,380,826 own shares held at December 31, 2001 (44.,381,500 at December 31, 2000) is recorded as a decrease in net equity.

Eni SpA reclassified income statement

				Absolute	%
	1999	2000	2001	change	change

	(million €)
Net sales from operations	2,588	3,772	3,843	71	1.9
Other income and revenues	43	65	73	8	12.3

Total revenues	2,631	3,837	3,916	79	2.1
Purchases, services and other costs	(753)	(919)	(990)	(71)	7.7
Payroll and related costs	(229)	(230)	(228)	2	—

Gross operating margin	1,649	2,688	2,698	10	0.4
Depreciation, amortization and writedowns	(505)	(492)	(473)	19	(3.9)

Operating income	1,144	2,196	2,225	29	1.3
Net financial income (expense)	178	144	48	(96)	(66.7)
Net income (expense) on investments	874	2,359	405	(1,954)	(82.8)

Income before extraordinary items and income taxes	2,196	4,699	2,678	(2,021)	(43.0)
Net extraordinary income (expense)	(12)	(48)	79	127	—

Income before income taxes and new accounting standard	2,184	4,651	2,757	(1,894)	(40.7)

Effect of new accounting standard (1)	414
Income taxes	(896)	(1,397)	(451)	946	(67.7)
Tax credits on dividends(2)	759	788	213	(575)	(73.0)

	277	(609)	(238)	371	(60.9)

Adjustment related to laws	(237)	(616)	(269)	347	56.3

Net income	2,224	3,426	2,250	(1,176)	(34.3)

(1)	Concerns the provision for future income taxes as provided for by Document n. 25 of March 1999 of Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri.

(2)	2001 tax credits (euro 60 million) exceeding payable income taxes are recorded as net income from investments

Eni ANNUAL REPORT 2001

ANNUAL REPORT
2001

This Annual Report includes the report of Eni’s Board of Directors to shareholders and Eni’s consolidated financial statements
for the year ended December 31, 2001,
which have been presented
in a format generally used internationally.
Eni’s Annual Report for the year ended December 31, 2001
prepared in accordance with Law No. 127 of April 9, 1991,
will be submitted for approval
at the General Meeting on May 29-30, 2002.

CONTENTS

Report of the Directors

Profile of the Year	2

Letter to our Shareholders	5

Operating Review

- Exploration and Production	10

- Natural Gas	20

- Electricity Generation	25

- Refining and Marketing	26

- Petrochemicals	31

- Oilfield Services and Engineering	34

Human Resources	38

Relations with Local Communities	40

Research and Development	45

Health, Safety and Environment	47

Financial Review	48

Other Information	60

Glossary	69

Report of Independent Auditors	73

Consolidated Financial Statements

Balance Sheets	74

Statements of Income	75

Statements of Cash Flows	76

Statements of Changes in Shareholders’ Equity	79

Notes to the Consolidated Financial Statements	80

March 27, 2002

Eni ANNUAL REPORT 2001

PROFILE OF THE YEAR

■     For the third consecutive year Eni reported a record net income (euro 7,751 million). Even without taking into account non-recurring components (minus euro 1,994 million) and the share of net income of Snam Rete Gas attributed to minorities (plus euro 232 million), net income for 2001 (euro 5,989 million) was still 3.2% higher than net income generated in 2000 (euro 5,804 million), despite the global economic slowdown which caused a sharp decline in international oil prices, refining margins and prices and demand of petrochemical products

■     In consideration of the results achieved, of the significant effect of gains on disposals and of own shares held in portfolio, Eni decided to pay its shareholders a record cash dividend amounting to euro 0.75 per share, with a 77% increase over 2000

■     The price of Eni shares with an approximately 20% increase between January 2001 and the end of March 2002 was the best performing of all publicly traded oil companies, thanks to the results achieved and the sound and consistent growth strategy decided by its management. In March 2002 Eni shares peaked at the new historical high of euro 16.87

■     In 2001 daily hydrocarbon production averaged 1,369,000 boe, with a 15.3% increase, due to the contribution of the acquisition of Lasmo and internal growth that offset in part decreases due to declines. In February 2002, daily production amounted to 1,466,000 boe. The 15.3% increase launches Eni towards the daily production target of 1.7 million boe set for 2005 which Eni can attain by developing assets in portfolio

■     Eni was appointed single operator for the development of the Kashagan field in the offshore of Kazakhstan, started the most important development project in the offshore of West Africa (Kizomba A), signed contracts with the national Iranian oil company for the development of the Darquain and Balal oil fields and with Russia for exploration and development of an area with great mineral potential at the mouth of the river Volga. All these actions are part of a strategy of international upstream development aimed at strengthening Eni’s position in key mineral areas worldwide

■     The offering of Snam Rete Gas, the subsidiary managing Eni’s natural gas transmission network in Italy, was very successful and concerned 40.24% of the company’s capital with proceeds of euro 2.2 billion

■     Within the strategy of international expansion in natural gas activities, the laying of the first two lines of the Blue Stream gasline was completed and transmission of volumes of natural gas from Russia to the Turkish market are expected to start before the end of 2002

■     In electricity generation Eni is implementing a program which provides for an increase of about 3,800 megawatts of installed capacity in Eni’s industrial sites

■     Agreements for the sale of 516 service stations of Eni’s distribution network in Italy, for the project for the organizational and industrial restructuring of the Priolo refinery and the sale of 1.6 million tons/year of refining capacity are part of Eni’s strategy of repositioning in Italy in downstream oil. At the same time, Eni continued its selective development outside Italy with the purchase of service stations and logistic assets in France and Brazil, while leaving marginal areas

■     Cost reduction actions allowed to obtain savings amounting to euro 475 million which brought total savings in the 1999-2001 period to euro 1.2 billion, corresponding to 40% of the euro 3 billion target set for 2005

■     Within its share buy-back program, in 2001 Eni purchased 110 million own shares for a total of euro 1,494 million, at an average price of euro 13.58 per share

Selected consolidated financial data

	1997	1998	1999	2000	2001

	(million €)
Net sales from operations	31,359	28,341	31,008	47,938	48,925
Operating income	5,345	3,810	5,480	10,772	10,396
Net income	2,643	2,328	2,857	5,771	7,751
Net cash provided by operating activities	6,515	6,864	8,248	10,583	8,230
Capital expenditure	4,169	5,152	5,483	5,431	6,577
Investments	152	413	114	4,384	4,632
Shareholders’ equity including minority interest	16,244	17,390	19,749	24,073	29,188
Net borrowings	8,050	7,070	6,267	7,742	9,888
Net capital employed	24,294	24,460	26,016	31,815	39,076
Dividend (euro per share)	0.145	0.155	0.181	0.212	0.750
Pay-out (%)	43.8	53.2	50.6	28.8	0.37
Return On Average Capital Employed (ROACE) (%)	12.2	10.7	12.5	21.5	24.0
Leverage	0.50	0.41	0.32	0.32	0.34

Selected operating data

	1997	1998	1999	2000	2001

Proved reserves of hydrocarbons (million boe)	5,073	5,255	5,534	6,008	6,929
Average reserve life index (years)	13.6	13.4	14.0	14.0	13.7
Daily production of hydrocarbons (thousand boe)	1,021	1,038	1,064	1,187	1,369
Sales of natural gas in primary distribution in Italy (billion cubic meters)	53.14	55.69	60.24	61.25	58.89
Sales of natural gas in primary distribution in Europe destined to Italy (billion cubic meters)				1.88	3.01
Sales of natural gas in primary distribution on European markets (billion cubic meters)				0.05	0.06
Sales of natural gas in secondary distribution outside Italy (billion cubic meters)	2.79	2.73	2.67	3.48	3.91
Natural gas transported on behalf of third parties (billion cubic meters)	8.07	9.97	11.29	14.70	16.76
Electricity sales (gigawatthour)				4,766	4,987
Refined products available from processing (million tons)	36.40	40.10	38.31	38.89	37.78
Utilization rate of standard capacity of wholly owned refineries (%)	94	103	96	99	97
Sales of refined products (million tons)	51.60	54.19	51.82	53.46	53.24
Service stations (units)	12,756	12,984	12,489	12,085	11,707
Average throughput per service station (thousand liters per year)	1,463	1,512	1,543	1,555	1,643
Petrochemical production (thousand tons)	9,057	8,294	8,298	8,532	7,830
Petrochemical sales (thousand tons)	6,113	5,537	5,622	5,616	5,233
Orders acquired (million euro)	3,849	3,242	2,588	4,709	3,716
Oilfield Services and Engineering order backlog (million euro)	5,163	4,931	4,438	6,638	6,937
Employees (units)	80,178	78,906	72,023	69,969	70,948

ENI AND MIB 30 — JANUARY 4, 1999 — MARCH 22, 2002

Eni ANNUAL REPORT 2001

LETTER TO OUR SHAREHOLDERS

BOARD OF DIRECTORS (1)

Chairman
Gian Maria Gros-Pietro (2)

Managing Director
Vittorio Mincato

Directors
Mario Giuseppe Cattaneo, Alberto Clô, Umberto Colombo, Renzo Costi, Luigi De Paoli, Domenico Siniscalco, Giulio Marcello Sapelli

GENERAL MANAGER — AGIP DIVISION FOR HYDROCARBON EXPLORATION AND PRODUCTION (3)
Stefano Cao

GENERAL MANAGER GAS & POWER DIVISION (4)
Luciano Sgubini

BOARD OF STATUTORY AUDITORS (5)
Chairman
Andrea Monorchio

Statutory Auditors
Luigi Biscozzi, Filippo Duodo, Riccardo Perotta, Mario Sica

Alternate Auditors
Fernando Carpentieri, Giorgio Silva

MAGISTRATE OF THE COURT OF ACCOUNTS DELEGATE INSPECTOR
Nicola Soria (6)

Alternate
Michael Sciascia (7)

EXTERNAL AUDITORS (8)
PricewaterhouseCoopers SpA

The powers of the Chairman and of the Managing Director, the composition and powers of the Audit Committee and Compensation Committee are presented in the “Corporate Governance” paragraph in the chapter “Other Information” in the Report of the Directors.

(1)	Appointed by the Shareholders’ Meeting held on June 4, 1999 for a three-year period, expiring at the date of approval of the financial statements for the 2001 financial year. Mr. Domenico Siniscalco was appointed by a Decree of the Minister of Economy and Finance in agreement with the Minister for Productive Activities of October 30, 2001 as per article 6.2.d of Eni’s By-laws. Mr. Mario Draghi resigned on October 1, 2001

(2)	Appointed by the Shareholders’ Meeting held on November 30, 1999

(3)	Appointed by the Board of Directors on November 14, 2000

(4)	Appointed on January 30, 2001

(5)	Appointed by the Shareholders’ Meeting held on June 4, 1999 for a three-year period, expiring at the date of approval of the financial statements for the 2001 financial year (the Chairman, Mr. Andrea Monorchio, was appointed by a Decree of the Minister of Treasury in agreement with the Minister for Industry on May 21, 1999, as per article 6.2.d of Eni’s By-laws)

(6)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on July 19-20-21, 1999

(7)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on November 13-14, 1999

(8)	Position assigned by the Shareholders’ Meeting on June 1, 2001 for a three-year term

LETTER TO OUR SHAREHOLDERS

To our Shareholders,
for the third consecutive year Eni generated a record net income of euro 7.7 billion, 34.3% higher than net income of 2000. Even without taking into account non recurring items and the attribution of net income generated by Snam Rete Gas to minorities, the 3.2% increase in net income puts Eni at the top among major oil companies. Return on capital employed, amounting to 24%, increased by 2.5 percentage points, the debt to equity ratio increased modestly (from 0.32 to 0.34), despite the record level of capital expenditures in tangible and intangible assets, which reached euro 11.2 billion.

The results of 2001

In consideration of the results achieved and the relevant effect of gains on disposal, the Board of Directors is proposing to this Shareholders’ Meeting to distribute a record dividend of euro 0.75 per share, with a 77% increase over 2000.

Daily hydrocarbon production amounted to 1,369,000 barrels of oil equivalent (boe), with a 15.3% increase over 2000. The increase in proved reserves allowed to replace 282% of production, the average reserve life index was 13.7 years at December 31, 2001.

The public offering of 40.24% of Snam Rete Gas, a relevant step in the opening up of the Italian natural gas market, was very successful despite the unfavorable scenario. Proceeds amounted to euro 2.2 billion. Despite the modest increase in domestic consumption of natural gas, due to a weak economic situation, natural gas sales in primary distribution (62 billion cubic meters) increased by 1.2%. In the area of international projects, the first pipeline of the underwater Blue Stream gas pipeline was laid and the second one is expected to be completed before the end of the second quarter of 2002. The transmission of natural gas from Russia to be sold on the Turkish market is expected to start in late 2002.

Eni continued its plan for strategic repositioning of its Italian presence in the marketing of refined products, through the sale of over 500 service stations and the closing down of about 600. Eni continued to develop its retail network with high throughput and good non-oil potential by opening 28 new service stations and 53 catering outlets under well known Italian and international brands. These important steps toward the creation of a European model of distribution network translated into a 5% increase in average throughput per service station. The objective of achieving a more balanced structure consistent with the absorption ability of end markets led to the sale to third parties of portions of refining capacity corresponding to 1.6 million tons/year and to the reduction of processing on third-party refineries.

In the Petrochemical segment, Eni signed an agreement with Dow Chemical for the sale of the Polyurethane business and the purchase of 50% of Polimeri Europa, in which Eni already held a 50% interest. In January 2002, the olefins and aromatics, intermediate products and styrene and elastomers businesses were conferred to this company, along with the research centers and about 6,100 employees. The plants affected by management criticalities were excluded from the transfer. This transfer gave to activities related to the ethylene cycle a consistency and cohesion that makes it possible to seek important negotiations for the sale of a relevant interest in Polimeri Europa in this new setup.

These results were achieved in an economic situation less favorable than last year’s characterized by a sharp downturn in international oil prices, refining margins, demand and petrochemical products prices.

The results of 2001 show Eni’s ability to create value even in difficult years and its determination in identifying and implementing adequate responses to the more and more complex evolution of the demand for energy in the various areas of the world. The results obtained are the product of a deep change in Eni’s way of being and operating in the past three years. They are based on the attainment, and at times the anticipation, of the objectives set in the 2000-2003 plan, which marked a strategic turning point by concluding a necessary phase of restructuring and streamlining and promoting Eni’s return to growth, the recovery of its original entrepreneurial spirit of being a company able to create value by opening up new routes through innovation and cooperation.

The results of the 1999-2001 three-year period

The results of the 1999-2001 three-year period prove the validity of the choices made

From 1999 to 2001 daily hydrocarbon production increased by 32% (from 1,038,000 to 1,369,000 boe), a percentage increase equal to that achieved in the 1991-1998 period. Proved hydrocarbon reserves increased from 5,255 to 6,929 million boe with a 31.8% increase. Growth was obtained by acquiring assets and companies and through internal development. In Libya at the closing of a complex negotiation started in 1996 with an agreement for the development of natural gas, Eni defined a contract for the development of the gas, oil and condensate fields in Wafa and Structure C of offshore permit NC-41 with recoverable reserves of over 1 billion barrels net to Eni. For the first time in its history Eni launched public offerings on international markets: British Borneo and Lasmo were purchased with a total financial commitment of euro 6.6 billion. The integration in Eni’s structure of acquired companies produced a cultural and professional enrichment of human resources. Eni strenghtened its strategic position in key exploration and production basins: the Caspian Sea, Iran, the deep offshore of West Africa. Eni challenged its competitors and was awarded the operatorship in the great Kashagan project, with very high mineral expectations.

Eni repositioned its presence in Italy in the new context of an open European market for natural gas by establishing a transmission company and offering it to the market. By leveraging its skills and operating flexibility from 1999 to date Eni signed 7 multi-annual supply contracts with domestic importers that, when fully operational, will enable it to sell 15 billion cubic meters/year. Aware of the central role of energy consuming customers, Eni redesigned its marketing strategy by creating a sales network capable of responding to the demands of the market in a prompt and efficient way, creating customer loyalty with extended use of customized offers and high value added services. Eni started great international projects aimed at changing the European market of natural gas supply, first and foremost the already mentioned Blue Stream project, followed by the Green Stream, a pipeline that will link Mellitah on the Libyan coast to Sicily for the transmission of 8 billion cubic meters per year of natural gas from the Libyan fields, when fully operational in 2005. Eni built a sound presence in the Iberian Peninsula by acquiring a strategic interest in GalpEnergia, a Portuguese energy company, signing a long-term supply contract with Iberdrola, primary Spanish operator in electricity, and by starting natural gas distribution activities in Spain.

The streamlining and modernization of the Italian fuel distribution network, achieved through divestments and closure of service stations (about 1,900 in the three-year period), the construction of new large service stations provided with catering services with the best known brands, allowed to improve profitability and efficiency — average throughput increased by 9% in three years — bringing Eni’s network nearer to the highly automated European model with a wide range of products and services on sale. Eni signed a preliminary agreement for the rationalization of Eni’s and Erg’s refineries in Priolo with the objective of creating an efficient refining center capable of competing in international markets. Outside Italy, Eni developed its presence in areas with good growth prospects where logistical synergies are possible (Brazil and central-eastern Europe) while it left marginal areas.

Eni built a solid basis for future growth: capital expenditure in tangible and intangible assets in the three-year period amounted to euro 26.6 billion, the same amount invested in the previous six years. The share of capital expenditure directed outside Italy increased from 51% in 1998 to about 75% in 2001.

Growth was accompanied by a process of business focusing and efficiency increase. The share of capital employed in the Exploration and Production and Natural Gas segments increased from 62% in 1998 to 78% in 2001. Eni disposed of assets with proceeds of euro 4.5 billion and attained cost savings of 1.2 billion by streamlining and re-engineering processes.

Eni’s objective was to foster long-term growth by ensuring adequate profitability in the short-term to shareholders.

Eni’s original structure as holding company has been radically changed by setting up two divisions, Exploration and Production and Gas and Power, with the latter managing natural gas and electricity generation activities, while the proposal for a third division for Refining and Marketing will be presented to your attention in this Meeting.

The industrial and financial success achieved proves Eni’s ability to grow, generate wealth and value for our shareholders and for all stakeholders in the widest sense of the term: employees, customers, suppliers, commercial and financial partners, communities where Eni operates and with which it interacts.

The response of stock markets also proves the trust of investors in Eni’s ability to find the most innovative and soundest solutions to external change. Eni has provided plentiful evidence of being able to put into practice the strategies announced, of being able to reach, and at times to anticipate, the objectives set, of being accountable and responsible of its deeds to shareholders and to all stakeholders with great transparence and providing detailed information on our objectives and actions. In the past three years Eni aligned its organizational model and the functioning of its governing bodies to the best international practices of corporate governance. In a survey of the application of corporate governance practices conducted by a consulting company, Eni scored first in Italy.

Markets and investors tested the validity of Eni’s strategies and the reliability of its statements. Eni’s international standing was greatly enhanced by this. Eni shares, with a 40% increase in the past three years, scored the second best performance among publicly traded oil companies’ stock; from the beginning of 2002 Eni shares scored the best performance with a 15% increase. In March 2002 Eni shares reached their historical high at euro 16.87, three times as much as the price of the initial offering in 1995 (euro 5.42).

The future: strategies and objectives

The results achieved in the past three years set a solid foundation to start a new phase of strong growth that, although remaining consistent with past achievements, aims at more ambitious targets made possible by Eni’s present strength and standing.

Eni can now face the challenges deriving from a changing market with a strategy that stresses its ability to innovate and its responsibility at all levels. The 2002-2005 four-year plan aims at attaining the following objectives:

•	to qualify Eni as a permanent member of the “majors” in terms of size and profitability, giving further momentum to a growth course based on internal lines and selected acquisitions of assets and companies;

•	to strengthen Eni’s strategic positioning which it gained on the fastest growing markets and to enter new areas characterized by excellent upstream opportunities and by end markets near to hydrocarbons reserves;

•	to conclude the transformation of Eni into an integrated energy company focused on its oil and gas core business with a qualified international presence capable of exploiting all possible synergies in an innovative way;

•	to strengthen Eni’s unique corporate culture based on sharing opportunities for development with producing countries, adjusting Eni’s presence to the solution of the new problems that are emerging from the progressive globalization of markets;

•	to intensify the selective development of key technologies that can ensure profitability and competitivity in the long term;

•	to improve efficiency by concluding the exit from non-core businesses and, in strategic businesses, selling activities which do no yield satisfying results, as a management tool for balancing in the short to medium term the effects of relevant investment with higher but deferred return on capital.

Eni has planned to reach a daily hydrocarbon production of over 1,700,000 boe by 2005, with a 6% annual increase attained by developing assets in portfolio. Growth may become more aggressive by seizing any opportunity for purchasing assets or companies.

Eni intends to intensify the international development of its Gas & Power activities and will continue to cope with the process of opening up of the Italian market by maintaining present sale volumes and defending margins. Sales in primary distribution are expected to increase from 62 billion cubic meters in 2001 to about 87 billion in 2005, with a 40% increase, based on a strong increase in sales outside Italy, in particular in Europe and Latin America, and in sales to Italian importers, exploiting the competitive advantages gained internationally. In electricity generation, development aims at employing Eni’s natural gas volumes available in a profitable way and at integrating with gas sale activities. The capital expenditure plan for this segment is devoted to internal growth and aims at reaching an installed generation capacity of over 5 gigawatts by 2005.

The streamlining of the Italian fuel distributori network will be completed by halving the number of service stations (from 8,351 at December 31, 2001 to 4,100 at the end of 2005) by means of divestments, exchanges and closures. Market share will decrease from about 40% in 2001 to about 30% by 2005, while average throughput will increase from the present 1.6 million liters per year to 2.5 million, a leading position on the Italian market. Eni will still pursue the objective of reducing refining capacity.

Focus on core business activities, portfolio rationalization, process reengineering and cost reductions will be the levers for increasing overall efficiency and pursuing operating excellence.

In addition, Eni’s strategy assigns a new role to research and development aimed at making Eni’s competitive advantages sustainable and increasable as well as enhancing its intrinsic ability to continue its development and worldwide expansion. This is why Eni selected some R&D issues that provide industrial solutions and applications capable of responding to the evolution of reference markets in the medium to long-term: from exploration and production technologies to techniques for upgrading heavy crudes and refining residues (a pilot plant is being built at the Taranto refinery); from gas-to-liquids techniques (a pilot plant is operating at the Sannazzaro refinery) to research in fuel cell technology (in a strategic partnership with Haldor Topsøe); from high-pressure and long-distance transmission of natural gas to research for improving the environmental quality of products and more. The tight relation of R&D and industrial activities and applications will allow to better define the allocation of relevant resources to critical issues for Eni’s future development. At the same time, Eni will aim at a global partnership to support research issues relevant for the longer-term. The attainment of these objectives will be supported by an organizational restructuring of Eni’s R&D function capable of allowing to share experiences, talents and know-how that had been previously focused on specific issues.

Eni is in the best position to reach these objectives: the levers of its success are the quality of its people and the standing of the company, gained all over the world. The Board of Directors wants to thank all the women and men who work at Eni: only through their skills, dedication and ability to cope with novelties by revitalizing continuously the basic values they share, Eni was able to attain the excellent results achieved in the past few years.

for the Board of Directors

Gian Maria Gros-Pietro, Chairman	Vittorio Mincato, Managing Director

March 27, 2002

Eni ANNUAL REPORT 2001

OPERATING REVIEW

EXPLORATION AND PRODUCTION

■     In 2001 average daily hydrocarbon production amounted to 1,369,000 boe with a 15.3% increase, due to the contribution of the acquisition of Lasmo and internal growth that offset in part decreases due to declines. In February 2002 daily production amounted to 1,466,000 boe. The 15.3% increase launches Eni towards the daily production target of 1.7 million boe set for 2005 which Eni can attain by developing assets in portfolio

■     In February 2001, in Kazakhstan Eni was named single operator of the PSA concerning the North Caspian Sea project in the Kazakh offshore (Eni’s interest 14.28%). This project represents an extremely important industrial feat in the oil industry. In 2001 two wells were drilled and completed (a third well — the first appraisal well — was underway at the end of the year) whose outcome confirmed the high mineral expectations on this area

■     The process of integration with Lasmo was completed leading to an annual benefit estimated in about euro 100 million, 25% higher than expected at the time of the purchase. In 2001 Lasmo’s production (201,000 boe) increased by 6% over 2000 and is expected to reach 260,000 boe by 2003

■     In Italy the startup in November 2001 of the Monte Alpi pipeline carrying oil from the Val d’Agri to Eni’s Taranto refinery allowed to increase daily production in Val d’Agri to 45,000 barrels

■     In Congo, production started at the offshore Mwafi and Foukanda fields with production expected to peak at 17,000 barrels/day in 2003

■     In Angola, in offshore Block 15 (Eni’s interest 20%) the Kizomba A project started which concerns the development of the Hungo and Chocalho fields with recoverable reserves amounting to approximately 1 billion barrels of oil. This is the most important project in the West African offshore. Expected expenditure amounts to dollar 3.2 billion. Production is expected to start at the end of 2004 peaking at 250,000 boe/day in 2005

■     In Nigeria in the OML 119 permit, where Eni is operator with a 100% interest, development started of the Okono and Okpoho fields with production expected to peak at 17,000 barrels/day in 2003. The Okono field started production in December 2001

■     In Iran, Eni signed with the national Iranian company NIOC agreements for the development of the Darquain onshore oil field (Eni is operator with a 60% interest) on the coast of the Persian Gulf and of the Balal offshore oil field (Eni’s interest 38.25%) located in the Persian Gulf. Production is scheduled to start in 2003 at the first field and in late 2002 at the second

■     Streamlining actions and synergies obtained from the integration with acquired companies allowed for cost reductions amounting to euro 137 million

	1999	2000	2001

	(million €)
Revenues	6,840	12,308	13,960
Operating income	2,834	6,603	5,984
Exploration expenditure and new initiatives	636	811	757
Acquisitions of proved and unproved property	752	416	67
Expenditure in development and capital goods	1,880	2,312	3,452
Financial investments	10	2,511	4,227
Employees at December 31 (units)	7,773	7,741	7,474

OIL AND NATURAL GAS RESERVES

Eni’s proved reserves of hydrocarbons at December 31, 2001 totaled 6,929 million boe (3,948 million barrels of oil and condensates, 2,981 million boe of natural gas), a 921 million boe increase over 2000, up 15.3%, due to: (i) new acquisitions (764 million boe), in particular Lasmo Plc (“Lasmo”), with proved reserves amounting to 739 million boe, and a 30% interest in the T-Block fields in the North Sea with proved reserves of 18 million boe; (ii) revisions of previous estimates and improved recovery (548 million boe) in particular in Kazakhstan, Libya, Egypt, Nigeria and Norway; (iii) new discoveries and extensions (120 million boe), in particular in Italy, Azerbaijan, Nigeria, the United States and the United Kingdom. These increases were offset in part by production for the year and disposals (5 million boe). The increase in proved reserves allowed to replace 282% of production (226% was the average for the 1999-2001 period); this average was 142% (175% was the average for the 1999-2001 period) without taking into account the effect of the acquisition of Lasmo. The average reserve life index is 13.7 years (14 in 2000).

Estimated proved developed reserves at December 31, 2001, amounted to 2,314 million barrels of oil and condensates and 1,453 million boe of natural gas, representing respectively 59 and 49% of total estimated proved reserves of crude oil and condensates and natural gas (52 and 48% at December 31, 2000 respectively).

EXPLORATION AND DEVELOPMENT

As of December 31, 2001, Eni’s portfolio of mineral rights consisted of 1,250 exclusive or shared rights for exploration and development in 41 countries on five continents, for a total net acreage of 317,283 square kilometers (310,839 at December 31, 2000). Of these, 41,841 square kilometers concerned production and development (38,884 at December 31, 2000). In Italy, net acreage decreased by 3,628 square kilometers, while it increased outside Italy by 10,072 square kilometers, due primarily to the acquisition of mineral rights in Indonesia, Pakistan, Morocco, Tunisia, Algeria, Taiwan, Turkmenistan and the United Kingdom, following the acquisition of Lasmo, as well as in Senegal/Guinea Bissau, Australia, Iran and Nigeria. Mineral rights were released in Italy, Brazil, China, the United States, Falklands, Ireland, Libya and Mauritania.

In 2001, three-dimensional seismic surveys were carried out over 16,437 square kilometers (7,486 of which represented Eni’s share), while standard seismic surveys covered an area of 15,042 kilometers (9,120 of which represented Eni’s share), the former decreasing by 26% net to Eni and the latter increasing by 203% net to Eni over 2000. The increase in standard seismic surveys may be attributed to the beginning of survey campaigns mainly in new countries such as Australia, and Senegal/Guinea Bissau and in well known ones such as Gabon and Italy.

A total of 110 new exploratory wells was drilled (47 of which represented Eni’s share), as compared to 95 exploratory wells completed in 2000 (47 of which represented Eni’s share). Overall success rate was 36.5% (33.3% of which represent Eni’s share) as compared to 31.3% (30.6% of which represent Eni’s share) in 2000.

Exploration expenditure amounted to euro 757 million (euro 811 million in 2000), of which 89% were directed outside Italy, representing a 6.7% decrease over 2000. Expenditure in Italy (euro 80 million as compared to euro 156 million in 2000) concerned primarily areas in Northern Italy and the Southern Apennines. Outside Italy, exploration expenditure amounted to euro 677 million (euro 655 million in 2000) and concerned mainly core areas in North Africa (in particular Algeria and Egypt), West Africa (Nigeria, Congo and Angola), the North Sea (Norway), Latin America and the Caspian Sea and recently acquired areas (those of Lasmo and British-Borneo and the United States).

Expenditure for development and capital goods totaled euro 3,452 million (euro 2.312 million in 2000) of which 83% outside Italy, increasing by 49.3% over 2000. Development expenditure in Italy amounted to euro 600 million and referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri. Development expenditure outside Italy, amounting

Proved oil and condensates reserves
by geographic area
at December 31, 2001

Proved natural gas reserves
by geographic area
at December 31, 2001

Proved reserves of hydrocarbons
and life index

to euro 2,852 million, concerned mainly fields in Kazakhstan, Nigeria, Congo, the United States, Egypt, Angola and the United Kingdom. Development expenditure on Lasmo’s fields amounted to euro 649 million.

Expenditure for the acquisition of proved and unproved property amounted to euro 67 million (euro 416 million in 2000), of which euro 34 million related to the purchase of a 30% interest in the T-Block fields in the North Sea, in which Eni already held a 47.48% interest, allowing to increase recoverable reserves by 26 million boe and daily production for the year by 3,000 boe. Other expenditure concerned mainly the acquisition of 7 million boe of recoverable reserves in Italy for euro 13 million, and the acquisition of a 35% interest in the Woollybutt field in Australia holding 10 million boe of recoverable reserves for euro 13 million.

Total capital expenditure in 2001, including acquisition of mineral rights, but excluding the purchase of companies, amounted to euro 4,276 million, increasing by euro 737 million over 2000, up 20.8%.

PRODUCTION

In 2001 daily hydrocarbon production amounted to 1,369,000 boe with an increase of 182,000 boe over 2000, up 15.3%. The increase amounted to 14% without taking into account production used for own consumption[1]. The contribution of acquisitions (204,000 boe) concerned the acquisition of Lasmo (201,000 boe) and of a 30% interest in the T-Block in the North Sea (3,000 boe). Internal growth was due in particular to: (i) startups of fields mainly in the United Kingdom, Egypt (gas), Norway, Congo and Angola; (ii) production increases mainly in Nigeria and Norway, whose effects offset in part declines in Italy, the United States, Egypt (oil) and Congo. The share of production outside Italy was 78% (71% in 2000).

(1)	Starting in 2001 natural gas production used for own consumption in countries where an alternative market exists is included in production. The effect in 2001 amounted to 16,000 boe/day (15,000 in 2000).

Hydrocarbon proved reserves and daily production (1)

	Proved reserves at December 31			Production

	1999	2000	2001	1999	2000	2001

	(million boe)			(thousand boe/day)
Italy	1,477	1,389	1,315	358	333	308
gas	1,149	1,093	1,006	270	257	239
oil	328	296	309	88	76	69
North Africa	1,849	1,929	2,122	269	306	317
gas	778	890	951	48	79	89
oil	1,071	1,039	1,171	221	227	228
West Africa	1,067	1,093	1,136	206	224	233
gas	167	159	160	4	11	14
oil	900	934	976	202	213	219
North Sea	646	700	879	154	168	288
gas	229	245	327	38	44	84
oil	417	455	552	116	124	204
Rest of World	495	897	1,477	77	156	223
gas	74	199	537	30	48	86
oil	421	698	940	47	108	137
Total	5,534	6,008	6,929	1,064	1,187	1,369
gas	2,397	2,586	2,981	390	439	512
oil	3,137	3,422	3,948	674	748	857

(1)	Natural gas was converted to boe using a coefficient of 0.0061 for each cubic meter of gas produced outside Italy and 0.0063 for each cubic meter of gas produced in Italy due to the different characteristics of natural gas.

Daily production of oil and condensates (857,000 barrels) increased by 109,000 barrels, up 14.6%, due to the contribution of the acquisition of Lasmo (126,000 barrels) and to increases registered outside Italy (29,000 barrels), in particular in: (i) Nigeria for increased activity; (ii) the United Kingdom due to the purchase of a 30% interest in the T-Block fields and the startup of the Elgin/Franklin fields; (iii) Norway in the Aasgard, Norne and Ekofisk fields. Such increases were offset in part by declines in: (i) Italy (7,000 barrels) in particular in the Villafortuna and Aquila fields, offset in part by increases in the Val d’Agri, related to the entry into service of the Monte Alpi pipeline linking the Viggiano oil center to Eni’s refinery in Taranto in late 2001; (ii) outside Italy (39,000 barrels), in particular in Egypt (Belayim and Ashrafi fields), the United States (Europa and Morpeth fields), and Kazakhstan due to the temporary standstill of production resulting from a fiscal dispute between Russia and Kazakhstan.

Daily production of natural gas (512,000 boe) increased by 73,000 boe, up 16.6%, due to the contribution of the acquisition of Lasmo (75,000 boe) and to increases registered outside Italy (22,000 boe) in particular in: (i) Egypt for the startup of fields in the El Temsah concession in the Nile Delta offshore; (ii) Nigeria due to the increase in LNG volumes processed at Bonny (Eni’s interest 10.4%); (iii) Norway for increased production in the Aasgard and Norne natural gas fields. Such increases were offset in part by declines: (i) in Italy (17,000 boe) due to the decline of the Porto Garibaldi-Agostino, Cervia-Arianna, Angela-Angelina and Barbara fields in the Adriatic offshore, whose effects were offset in part by the startup of the Naomi/Pandora. Camilla and Emilio fields in the Adriatic offshore; (ii) outside Italy (7,000 boe) mainly in the United States and Kazakhstan (for the reasons stated above).

Hydrocarbon production sold amounted to 499.7 million boe (428 in 2000) roughly corresponding to production. Natural gas withdrawn from storage for 9.1 million boe (1.44 billion cubic meters) was offset by production used for own consumption (6 million boe), decreased withdrawals as compared to allotted shares (underlifting2) and royalties in kind outside Italy (2.4 million boe) as well as higher oil inventories in Italy (0.7 million barrels). About 68% of oil and condensates production sold (311 million barrels) was destined to Eni’s Refining and Marketing segment (70% in 2000). About 47% of natural gas production sold (30.5 billion cubic meters) was destined to Eni’s Natural Gas segment (54% in 2000).

STORAGE

Eni’s storage system in Italy is made up by a number of depleted fields used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), to ensure supply and to support domestic production through mineral storage.

As provided for by article 21, line 1 of Legislative Decree No. 164 dated May 23, 2000, which imposed the separation of storage activities from production and sale activities, on October 31, 2001 Eni SpA and Snam SpA conferred to Stoccaggi Gas Italia SpA, a company established for this purpose in November 2000 and wholly owned by Eni SpA, their storage business units. This conferral concerned 21.2 billion cubic meters of natural gas.

The present storage system is made up by 9 fields, 8 of which are located in Northern Italy (one of them is not yet operational) and one in Central Italy. Until March 31, 2002 storage services were provided at the provisional tariffs defined and made public by the storage company pending the publication of final tariffs by the Authority for Electricity and Gas, as provided for by article 23, line 5, of Legislative Decree No. 164 dated May 23, 2000.

On March 4, 2002 the Authority issued its decision (No. 26/02) containing the criteria for the determination of tariffs of natural gas storage for the first regulated period (from April 1, 2002 to March 31, 2006). With reference to these criteria on March 18, 2002, Stoccaggi Gas Italia

Daily hydrocarbon production
and share outside Italy

Oil and condensate production
by geographic area in 2001

Natural gas production
by geographic area in 2001

(2)	Agreements between partners regulate the right to withdraw proportional amounts of production in the period. Higher or lower volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

presented its suggested tariffs for cyclical modulation, mineral and strategic storage services for the first regulated period, pending possible claims against the decision and related measures.

MAIN EXPLORATION AND DEVELOPMENT PROJECTS

Italy In 2001, a total of 11 exploratory wells was drilled (9.5 of which represent Eni’s share, 16.8 in 2000), as compared to 20 exploratory wells completed in 2000, with positive results in the onshore Miglianico oil well (100% Eni) in the Pescara basin. Positive results were obtained also at the Fauzia gas well (Eni’s interest 60%) in the Northern Adriatic and Quarto 1 gas well (Eni’s interest 66.7%) in the Po Valley.

In February 2001 the unitization of the Grumento Nova, Caldarosa and south-east part of the Volturino concessions was approved with provisional interest of 71 and 29% to Eni and Enterprise SpA, respectively.

Work continues for the startup of three new fields in the Val d’Agri located in the unitized Grumento Nova concession (Eni’s interest 71%) and in the Volturino concession (Eni’s interest 45%). At the end of October 2001 the Monte Alpi pipeline entered into service. The pipeline is 136-kilometer long, has a diameter of 20 inches and links the Viggiano oil center to Eni’s Taranto refinery. The pipeline has a transport capacity of 150,000 barrels/day and was built under the strictest safety and environmental protection requirements and with anti-seismic techniques. Production from the Val d’Agri field amounted to about 45,000 barrels/day in December 2001 and is expected to reach 104,000 barrels/day by 2003. Most of this oil will be treated at the Taranto refinery, the rest at other Italian refineries.

The Naomi/Pandora, Emilio, Camilla and Porto Corsini Mare Sud natural gas fields were started up in the Adriatic offshore with a daily production of 1.3 million cubic meters.

Eni acquired from an international company exploration and production assets mainly in Central-Southern Italy, including four onshore exploration permits and ten natural gas production concessions, one of them offshore, from which daily production net to Eni in 2001 amounted to 102,000 cubic meters.

Within its strategy of portfolio rationalization, on March 6, 2002, Eni entered an agreement with TotalFinaElf for the sale of its 25% interest in the Gorgoglione concession in Basilicata, where the Tempa Rossa field is located. The agreement’s finalization is subject to approval of the relevant authorities.

North Africa In Algeria, oil production started with 16,000 barrels/day net to Eni at the HBN field, where Eni increased its interest with the acquisition of Lasmo from 25.5 to 34.63%. Two hydrocarbon discoveries were made with EOR-1 wells in the El Ouar II permit (former Lasmo, Eni’s interest 66.67%) which yielded in test production 870,000 cubic meters/day and 3,000 barrels/day and with Rome 1 well in Block 403d (Eni’s interest 100%) which yielded in test production over 5,000 boe/day.

In Egypt, the development of the several gas fields discovered in the Port Fouad, Baltim, El Temsah and Ras El Barr concessions located in the Nile Delta offshore, at a water depth of 20 to 80 meters continued. In particular, production of natural gas at the Temsah NW field in the Temsah concession started and reached over 10,000 boe/day of natural gas and 4,000 barrels/day of condensates net to Eni at year-end. The Port Fouad SE field is expected to start production in the first quarter of 2002.

Eni signed an agreement for the construction of an LNG production plant with an expenditure of about dollar 320 million (Eni’s interest 33.33%). Construction is expected to start in the first half of 2002 and the plant should start production in 2004. Yearly production is expected to reach 330,000 tons of LPG (butangas), 280,000 tons of propane and one million tons of condensates. Propane will be exported, while LPG and condensates will be sold on local markets.

In Libya, with the drilling of three underwater wells, the infilling campaign at the Bouri oil field was completed and allowed to increase production by about 8,000 barrels/day net to Eni.

Within the development project of the Elephant field in the NC-174 permit (Eni is operator with a 66.67% interest), Eni awarded a contract for the construction of early civil facilities, while evaluation is ongoing of the offers received for the four main EPC contracts for the development of the field. Production is expected to start in the second half of 2003.

Within the joint development of the natural gas, oil and condensates Wafa field and of structure C in the NC-41 permit, in January 2002 Eni awarded to the EPC contract named “Wafa Desert and Coastal Plants” the JVC Technimont Sofregaz consortium. The contract amounts to euro 1.2 billion and includes the design and construction of plants for hydrocarbon treatment near Mellitah. In the next few months other five EPC contracts are to be awarded for the completion of the project. In July 2001 drilling of wells started at the Wafa field.

The first exploration phase of the Epsa 93 Unit A (Eni’s interest 100%) and Unit B (Eni’s interest 50%) were completed successfully.

In Tunisia, development of the Oued Zar natural gas field (Eni’s interest 50%) was completed and allowed to double natural gas daily production to 3,000 boe (1,500 boe/day net to Eni). A new oil discovery was made with well HDA N-1 (Eni’s interest 50%), which yielded in test production over 2,000 barrels/day. This well, a satellite of the Hammouda field, was immediately linked to the existing production facilities.

West Africa In Angola, in Block 15 (Eni’s interest 20%) located offshore about 350 kilometers north-west of Luanda, the development of the Kizomba A project started. This is the most important project in the West African offshore and provides for the startup of production of the Hungo and Chocalho fields with recoverable reserves of about 1 billion barrels of oil at a water depth of 1,000-1,300 meters, by means of the construction of a platform and the installation of a FPSO (Floating Production Storage and Offloading) vessel. The FPSO will be the largest in the world with a storage capacity of up to 2.2 million barrels. Expected expenditure total amounts to approximately dollar 3.2 billion. Production is expected to start in the third quarter of 2004 peaking at 250,000 barrels/day in 2005.

In Block 15 two new oil discoveries were made with the Mavacola 1 well which yielded over 2,000 barrels/day in test production at a water depth of 1,160 meters and the Marimba 2 well — the appraisal well of the Marimba 1 discovery well — which was drilled at a water depth of 1,270 meters and confirmed the field’s size finding oil in a new deeper section. Test production yielded over 3,000 barrels/day.

In offshore Block 14 (Eni’s interest 20%) located about 400 kilometers north-west of Luanda, the third development phase of the Kuito oil field started at a water depth of 350 meters. When all the wells are completed (March 2002), total production from Kuito will amount to 95,000 barrels/day (16,000 net to Eni). A new oil discovery was made in Block 14, with the Tombua-1 well drilled in waters 280 meters deep which yielded about 10,000 barrels/day in test production. In January 2002, the delimitation well Landana 2 A was successfully drilled at a water depth of 400 meters reaching a depth of 3,900 meters, where it found a 120-meter layer of good quality oil (36°API) confirming the size of the Landana field.

Oil production started at the Nemba Nord platform located in area B in Block 0 (Eni’s interest 9.8%) offshore the Cabinda province. This new platform allowed to increase production from Block 0 from 425,000 to 460,000 barrels/day (45,000 net to Eni).

In Congo, after three years from their discovery (March 1998) production started at the offshore Foukanda and Mwafi fields (Eni’s interest 65%). These two fields hold recoverable reserves amounting to 70 million barrels of oil; their development will allow a peak production of 17,000 barrels/day in 2003.

In Block Marine X (Eni’s interest 72%) an oil discovery was made with the Awa Marine-1 well, drilled in only 30 days at a depth of 2,730 meters by means of Saipem’s Scarabeo 3 vessel. A mineral layer 170 meters thick yielded in test production about 4,000 barrels/day of high quality oil (32°API).

In Nigeria, within the Zero Gas Flaring program, which expects to cut gas flared to zero by 2004, Eni, the relevant authorities and the Nigerian national company NNPC signed an agreement for the construction of a 450-megawatt power plant fired with the associated natural gas from the Irri-Issoko field (13,000 boe/day). The new power plant (Eni’s interest 20%), located in the area of Kwale, in the Niger Delta, will enable to guarantee power supply to southern Nigeria, feeding the Onitcha electric hub through the construction of a 330,000 volt aerial line, included in the project. The power plant will be built in about 30 months with a total expenditure of dollar 312 million.

Eni signed a PSA for the exploration of offshore Block 244, where Eni is operator with a 90% interest, located about 200 kilometers south of the Brass terminal at a water depth of 1,500 to 3,000 meters with interesting mineral potential. The project provides for a seismic campaign and the drilling of two exploration wells.

In December 2001, only eleven months after the signing of the contract with NNPC for the development of the Okono and Okpoho oil fields in OML 119 permit (where Eni is operator with a 100% interest), production started at Okono. Production from this field, at a water depth of 65 meters, is obtained by means of a FPSO vessel installed and managed by Saipem and by Single Buoy Moorings. Okpoho is expected to start production in 2003. Production from these two fields is expected to peak at 17,000 barrels/day net to Eni by 2003.

Nigeria LNG (Eni’s interest 10.4%) commissioned to the Korean company Hyundai Heavy Industries, currently building three tanker ships for Nigeria LNG to be supplied between June 2002 and early 2003, the construction of four more tankers with a capacity of 141,000 cubic meters of liquefied natural gas each for a total of dollar 650 million to be supplied between the end of 2004 and the beginning of 2006. The fleet of Nigeria LNG is made up of seven tankers used for the transport of LNG produced at the Bonny liquefaction plant with a capacity of 7.6 billion cubic meters/year. The fleet’s expansion is necessary for the growth in treatment capacity with the completion of the third train (3.8 billion cubic meters/year) and the construction of the fourth and fifth trains with a capacity of 5.2 billion cubic meters/year each. In March 2002 the contracts for the construction of these trains have been awarded.

Exploration activity

In February 2002, in offshore permit OPL 219 (Eni’s interest 12.5%) an oil discovery was made in the Bolia IX well, drilled at a water depth of 1,100 meters to a total depth of 3,730 meters which found significant amounts of oil and yielded 6,000 barrels/day in test production.

In permit OML 118 (Eni’s interest 12.5%) the Bonga SW 1 discovery well showed a reservoir similar size to the nearby Bonga field, under development.

North Sea In the United Kingdom Eni acquired British company Lasmo Plc through a public offering in cash. Total expenditure for the acquisition, including payments made in 2000 for the purchase of 28% of Lasmo’s share capital (euro 1,225 million), amounted to euro 5,353 million (including net borrowings of euro 970 million).

Lasmo holds assets located mainly in the British section of the North Sea, North Africa, Indonesia, Venezuela and Pakistan. With this acquisition Eni strengthens its position in key areas in the North Sea and North Africa, establishing a significant presence in the Asian market while expanding its activities as operator in Venezuela. In 2001, Lasmo’s daily production amounted to 201,000 boe and is expected to reach 260,000 boe by 2003. At December 31, 2001 Lasmo’s recoverable reserves amounted to 2,080 million boe. Eni’s integration with Lasmo’s production structure has been completed and will generate annual cost savings estimated at about euro 100 million.

Eni acquired a 30% interest in the T-Block, operated by Eni, for euro 34 million. With this purchase Eni’s interest increased from 47.48 to 77.48%. Daily production increased by about 3,000 boe/day.

Within its portfolio rationalization strategy, Eni signed an agreement with Dana Petroleum Ltd for the divestment of assets in the British section of the North Sea including a 12.4% interest in the Banff oil field, a 19.5% interest in the Hudson oil field and a 19% interest in the Otter oil field as well as associated interests in the Brent Pipeline System and Sullom Voe Terminal and exploration licences. The divestment amounted approximately to pound sterling 50 million.

In Norway the Ministry for Oil and Energy assigned a new exploration license in the North Sea to a consortium made up of three international oil companies, among which Eni with a 30% interest, for Block 35/1, located in the North Viking Graben, 60 kilometers north-east of the Snorre field, offshore Bergen. A discovery was made with the Morvin well in prospect M in license PL134 (Eni’s interest 30%) in waters 351 meters deep to a depth of 4,972 meters. Test production yielded about 9,000 barrels/day of oil and over 1,000 boe/day of natural gas.

The first appraisal well was drilled in the Goliath field (Eni is operator with a 25% interest) in the Barents Sea about 85 kilometers north of Hammerfest. The well showed a mineralized column over 70 meters high containing high quality oil (33°API) and yielded over 4,000 barrels/day in test production. Evaluation tests are underway.

Rest of world In Australia, Eni made a natural gas discovery in Block WA-279-P (Eni’s interest 30%) in the offshore Bonaparte basin, about 300 kilometers south-west of Darwin. The Blacktip-1 exploration well showed a 200-meter hydrocarbon column and yielded 15,000 boe/day in test production.

In January 2002, the authorities of Timor East and the oil companies making up the consortium operating the natural gas Bayu-Undan field (Eni’s interest 6.7%) reached an agreement for the construction of a 550-kilometer long pipeline to link the field to the Australian coast at Darwin for an expenditure of dollar 1.5 billion. The agreement contains favorable tax conditions and the commitment of oil companies to build social facilities at Timor East.

In Azerbaijan, in January 2002 Eni signed with the national company Socar a sale and purchase agreement for the purchase of a 5% interest in the project for the construction of the Baku- Tblisi-Ceyhan pipeline. Eni’s interest concerns currently only the detailed engineering phase. The 1,740-kilometer long pipeline will allow to transport oil from the Caspian Sea area to the Mediterranean by linking Baku to the Turkish port of Ceyhan through Georgia. The pipeline transport capacity will be of one million barrels/day. The countries crossed by the pipeline (Azerbaijan, Georgia and Turkey) signed an intergovernmental agreement to define the tax regime and the transit rights of each participant to the project.

In China, two new oil discoveries were made in Block CACT 16/19 (Eni’s interest 16.3%) in the Pearl River Mouth Basin in the South China Sea. The discovery wells, HZ/19-2-1 and HZ/19-1-1, were drilled in waters 102 meters deep to a depth of nearly 4,000 meters, where they found mineralized layers. Test production yielded about 5,000 and 3,000 barrels/day of 46° API oil. Production and transmission infrastructure existing in the area will allow to start production in relatively short time.

In Indonesia, hydrocarbons were discovered in the area covered by the Rapak PSA area (Eni’s interest 20%) located offshore east of Kalimantan. The three wells drilled in the Ranggas structure showed hydrocarbon mineralization. The extension of this discovery will be determined with the drilling of delimitation wells.

In Iran, Eni and Naftiran Intertrade Company (NICO), a subsidiary of the National Iranian Oil Company (NIOC), signed an agreement with NIOC for the development of the Darquain onshore oil field, in the oil rich region of Awhaz. This agreement represents the conclusion of negotiations started with the bid offered by NIOC in 1998 for the development of this field and strengthens Eni’s presence in a country with high mineral potential. The project is to be carried out in two phases. The first one includes the drilling of 8 producing fields, the construction of plants for treatment and transmission of oil and for the reinjection of associated gas, with a daily production of 50,000 barrels. In the second phase, production is expected to increase to 160,000 barrels/day. The project is expected to be completed in 65 months with an expenditure of dollar 550 million, of which 180 million in the first phase. Eni will act as operator in the development phase with a 60% interest and will provide know-how, technologies and resources, as well as support to the development of the Iranian industry’s ability to participate to the project. The contract is of a buy-back type and provides for costs borne and the return on capital employed (for a total of about dollar 1 billion) to be paid back through production from the field in about 6 years; production is expected to start in 2003. Eni signed another buy-back contract with NIOC for the development of the Balal offshore oil field located in the Persian Gulf, in waters 70 meters deep. Eni holds a 38.25% interest in the project. Development has already started and production is scheduled to start in late 2002 with 40,000 barrels/day (9,000 net to Eni).

In Kazakhstan, Eni was named single operator of the PSA concerning the North Caspian Sea project in the Kazakh offshore. The area under contract is made up of 11 blocks covering a total of over 5,500 square kilometers at a water depth of 2 to 10 meters. This project, due to the mineral potential of existing structures and to the operating and technological challenges it poses, resulting from the shallow waters which are frozen for about six months a year, represents an extremely important industrial feat in the oil industry. Eni intends to apply the most advanced technologies and methods in order to provide maximum environmental protection to the North Caspian area. Three wells were drilled in this area, the first two KE-1 and KW-1 about 40 kilometers from one another discovered a large reservoir in the Kashagan structure, approximately 75 kilometers south-east of Atyrau. The third well (KE-2), the first appraisal well, drilled at a depth of over 4,000 meters and currently under completion, yielded 7,000 barrels/day in test production and confirmed the importance of the discovery. A second appraisal well (KE-3) is currently being drilled and a second plant will start drilling the fourth appraisal well (KE-5) in the second quarter of 2002. In September 2001 the project partners signed a purchase and sale agreement with BpAmocoArco and Statoil in order to purchase in proportional shares the interest of these two companies that are leaving the project. When the agreement is finalized, after the granting of authorizations by the relevant authorities as provided for by the PSA regulating the project, Eni’s interest will increase from 14.28 to 16.67%.

In north-west Kazakhstan in the Karachaganak field (Eni’s interest 32.5%), 75 wells were completed from the beginning of the project to the end of 2001. In 2001 unit 3 was revamped,

which allowed to reach a peak production of 115,000 barrels/day of condensates. At the end of 2001 Eni, Gazprom and Kaztransgaz signed an agreement for the sale of a maximum volume of 7 billion cubic meters of natural gas per year in Russia. This contract represents the premise for an increase in natural gas sales to Russia in future years. At the end of 2002 unit 2, designed to reinject 6.6 billion cubic meters/year of acid gas will be completed. In mid-2003, with the completion of the first train of the Karachaganak Processing Center, it will be possible to export production through the Caspian Pipeline Consortium (CPC) in which Eni holds transmission rights up to 2.75 million tons/year of oil to the Russian harbor of Novorossijsk on the Black Sea.

In Russia, Eni signed an agreement with Astrakhannafteprom (a company jointly controlled by the Region of Astrakhan and Stroytransgaz) for the purchase of a 50% interest in the Severo Astrakhansky license as operator. This license concerns a highly promising area of 1,800 square kilometers located at the mouth of the river Volga at the boundary of the Precaspian basin, where relevant oil discoveries were made in the past. Exploration activities recently performed proved the presence of hydrocarbons. Eni will continue to explore to define the mineral potential of the area. The field is located very near the CPC pipeline.

In the United States, in the Gulf of Mexico the first delineation well of the Champlain structure was drilled successfully. This structure is located in the Atwater Valley Block 63, about 260 kilometers south of New Orleans at a water depth of 1,350 meters. The Champlain 1-ST/3 well reached a total depth of 7,732 meters and encountered oily sands in a layer over 120 meters thick. This result increased the size of the discovered area and confirmed its high potential. The completion of the foreseen appraisal wells will allow to define the field’s size and its development plan. Eni increased from 25 to 50% its interest in this project by assuming its total exploration cost which amounts to dollar 22 million. A new discovery was made in the Green Canyon Block 516 (Eni’s interest 50%), 240 kilometers south-west of New Orleans. In March 2002 production started at the King Kong and Yosemite natural gas wells, only thirteen months from the decision to develop them and after eight months from the discovery of Yosemite, at an initial level of 20,000 boe/day with the aim of reaching a peak of 25,000 boe before year-end. The development of these two fields, operated by Eni, was obtained by drilling at a water depth of 1,170 meters three underwater wells linked to the Allegheny production platform (Eni’s interest 100%) located at a 25-kilometer distance. Recoverable reserves from the two fields amount to 15.9 million boe. Expenditure amounts to euro 83 million. Hydrocarbons were found with the Trident exploration well located in the Alaminos Canyon Block 903 (Eni’s interest 8.5%) in ultra deep waters. This well, drilled at the record water depth of 2,953 meters represents the new world record for deep water drilling and found an oil layer about 90 meters thick. The AC903-2 appraisal well drilled later confirmed the high potential of this area.

NATURAL GAS

■     The offering of Snam Rete Gas, the company managing the natural gas transmission network in Italy was very successful. Shares representing 40.24% of the company’s capital were sold with proceeds of euro 2.2 billion

■     From 1999 Eni signed seven multi-annual agreements for natural gas supply with domestic importers; when these agreements are fully operational Eni will sell 15 billion cubic meters of natural gas per year, thus significantly contributing to the opening up of the Italian natural gas market

■     Within its strategy of international expansion of gas activities Eni reached with the German company EnBW a joint venture agreement to participate in the bid for the control of GVS, an important regional operator in natural gas in Germany

■     With the completion of laying of the two lines of the Blue Stream gasline in the first half of 2002 (the first line was completed in February 2002), transmission and sale of volumes of natural gas from Russia to Turkey are expected to start before the end of 2002

■     Efficiency improvement actions led to cost reductions amounting to euro 56 million

	1999	2000	2001

	(million €)
Revenues	9,900	13,935	15,495
Operating income	2,580	3,150	3,606
Capital expenditure in tangible and intangible assets	906	780	802
Financial investments	17	1,180	113
Employees at December 31 (units)	16,475	15,663	13,950

MERGER OF SNAM SpA AND SOMICEM SpA INTO ENI SpA

In implementation of the decision of the General Shareholders’ Meeting of June 2, 2001, on January 30, 2002, Snam SpA and Somicem SpA were merged into Eni SpA. On February 1, 2002 (effective date of the merger) the new G&P (Gas and Power) Division of Eni, which is entrusted with managing natural gas and electricity generation activities in Italy and outside Italy, became operational.

SUPPLY OF NATURAL GAS

Despite a slight increase in natural gas sales, in 2001, Eni supplied 62.42 billion cubic meters of natural gas for primary distribution, with a 1.91 billion cubic meter decrease, down 3%, due to the fact that it was no longer necessary to rebuild the technical level of storage, which in 2000 had led to the purchase of 2.43 billion cubic meters of natural gas. Lower purchases concerned mainly imports from Algeria (3.39 billion cubic meters) and Russia (1.51 billion cubic meters), while higher purchases concerned domestic production (0.98 billion cubic meters) and imports from the Netherlands (0.91 billion cubic meters). Supplies of natural gas from Norway started. Imports of natural gas covered 76.6% (78.8% in 2000) of total natural gas supplies. Eni’s imported natural gas supply contracts, which generally have a term of 20-25 years and include take-or-pay provisions, will cover about 66 billion cubic meters of natural gas per year from 2008 onwards (Russia 28.5 billion, Algeria 21.5 billion, the Netherlands 10 billion, Norway 6 billion).

SALES

Natural gas sales relating to primary distribution totaled 61.96 billion cubic meters, with an increase of 0.71 billion cubic meters, up 1.2%, over 2000, due mainly to higher sales in Europe destined to Italy (1.73 billion cubic meters) following the progressive coming into full operation of supplies to Promgas SpA and the beginning of supplies to Plurigas SpA, Sondel SpA, Dalmine Energia SpA and Energia SpA (1.2 billion cubic meters), offset in part by lower sales in Italy (1.03 billion cubic meters).

Sales of natural gas in Italy (58.89 billion cubic meters) decreased by 1.03 billion cubic meters, down 1.7%, due mainly to lower sales to industrial users (1.54 billion cubic meters), also related to increased sales in Europe destined to Italy, and lower withdrawals by Enel (0.85 billion cubic meters). These decreases were partially offset by higher sales to industrial electricity producers (0.74 billion cubic meters) and to residential and commercial users (0.57 billion cubic meters). Overall direct sales to final customers (including sales of Eni’s Exploration and Production segment) amounted to approximately 36.8 billion cubic meters, which corresponds to 50.5% of final consumption (net of own consumption).

Eni signed three ten-year contracts for the supply in Europe of natural gas to Italian operators for a total volume of 5 billion cubic meters/year. In particular: (i) 3 billion cubic meters from the Netherlands to Plurigas SpA; (ii) 1.4 billion from Norway to Sondel SpA; (iii) 0.6 billion from Norway to Dalmine Energia SpA.

At December 31, 2001, seven multi-annual supply contracts had been signed with domestic importers. When they are fully operational, Eni will sell 15 billion cubic meters/year of natural gas, including 8 billion cubic meters from the Libyan fields of Wafa and Structure C in permit NC-41. Until the latter reaches full production, Eni will supply natural gas from other sources leveraging its wide and diversified portfolio of supply contracts.

Eni signed a preliminary agreement for the supply of 1 billion cubic meters/year of LNG destined to the Iberian market with Nigeria LNG Ltd, a company owned by Nigerian National Petroleum Corporation, Shell, TotalFinaElf and Eni. Supplies will start in 2005 for a term of 20 years.

Natural gas sales relating to secondary distribution in Italy (8.13 billion cubic meters) increased by 0.21 billion cubic meters, up 2.7%, due to cold weather in the fourth quarter of 2001 and a 107,000 increase in the number of customers (5.56 million as of December 31, 2001). The number of municipalities served at December 31, 2001 was 1,186 (1,163 as of December 31, 2000). In 2001, a total of 6.6 billion cubic meters of natural gas were sold to residential and commercial users (up 3% over 2000), representing over 25% of the total Italian end-user market of secondary distribution (27% in 2000) and 1.5 billion cubic meters to industrial customers not connected to Eni’s primary distribution network, at the same level of 2000.

Natural gas purchases

	1999	2000	2001

	(billion cubic meters)
Italy	16.16	13.64	14.62
Algeria	20.40	21.56	18.39
Algeria (LNG)	2.06	2.01	1.79
Russia	19.09	21.03	19.52
Netherlands	2.87	6.09	7.00
Norway	0.00	0.00	1.10

Total purchases	60.58	64.33	62.42

Withdrawals from (input to) storage		(2.43)	0.13
Volumes available for primary distribution	60.58	61.90	62.55

Volumes available for secondary distribution outside Italy	2.81	3.68	4.10

	63.39	65.58	66.65

Natural gas purchases
for primary distribution in Italy
by geographic area

In the context of a strategy of cooperation with municipalities and utilities which manage services on account of local administrations, in 2001 the new company AES Torino was established, whose shareholders are Italgas (49%) and AEM Torino (51%) for the distribution of natural gas and remote heating in Turin’s area. This company, operating since September 2001, will develop the approximately 5,500-kilometer long natural gas distribution network and a remote heating network about 220-kilometer long, which is expected to reach a length of 350 kilometers in the next five years.

With decision No. 237 dated December 28, 2000, the Authority for Electricity and Gas determined tariff criteria for natural gas distribution and supply to non eligible customers. Tariffs are determined so that annual revenues from natural gas distribution and supply activities to non eligible customers do not exceed the thresholds on distribution and sale revenues determined in order to cover operating costs and the remuneration of capital employed. Such constraints are adjusted according to the price cap method based on parameters and formulas determined by the Authority. On June 13, 2001, the Regional Administrative Court of Lombardia accepted the claim of the association of companies distributing natural gas to non-eligible customers who disputed the parameters used by the Authority for determining the cost of capital employed which in turn determines the revenues threshold of such companies. As the Authority filed a claim with the Council of State against the Regional Court’s decision, Eni applied the criteria suggested by the Authority to its determination of revenues.

Natural gas sales relating to secondary distribution outside Italy (3.91 billion cubic meters) increased by 0.43 billion cubic meters, up 12.4%, mainly in Hungary.

TRANSMISSION

Eni transported 69.58 billion cubic meters of natural gas on its primary transmission network in Italy (73.18 in 2000), of which 58.17 billion cubic meters on behalf of Eni’s primary distribution. This corresponds to a decrease of 5.56 billion cubic meters, due to lower sales and to the fact that in 2000 about 2.43 billion cubic meters of natural gas were input to storage to cover the technical level of the system, while in 2001 natural gas was withdrawn from storage1. In Italy volumes transported on behalf of third parties (11.41 billion cubic meters) increased by 1.96 billion cubic meters, up 20.7%, in line with the increase in sales in Europe destined to Italy. Volumes transported outside Italy supplying local markets (5.35 billion cubic meters) increased by 0.10 billion cubic meters, up 1.9%, in particular for increased volumes transported in Austria. Overall, Eni’s input into the Italian pipeline network totaled about 83.4% of the total, net of own consumption.

(1)	Withdrawals from storage do are not part of transported volumes.

Natural gas sales

	1999	2000	2001

	(billion cubic meters)
Wholesalers	30.85	30.26	30.83
End customers	29.34	29.66	28.06
- industrial users	16.33	16.79	15.25
- industrial electricity producers	4.91	4.65	5.39
- distributors of electricity	8.10	8.22	7.42

Italy	60.19	59.92	58.89

In Europe destined to Italy		1.28	3.01
European market	0.05	0.05	0.06

Outside Italy	0.05	1.33	3.07

Sales in primary distribution	60.24	61.25	61.96
Sales in secondary distribution outside Italy	2.67	3.48	3.91

	62.91	64.73	65.87

Natural gas sales
in primary distribution by use

With decision No. 120 of May 30, 2001, which implements article 23 of Legislative Decree No. 164/2000 concerning the liberalization of the Italian natural gas market, the Authority for Electricity and Gas defined the tariff regime for the transmission of natural gas on the national network and the regional gas pipelines for the periods set by the law (the first four year period started on October 1, 2001 and will end on September 30, 2005 and includes retroactively the period June 1, 2000-September 30, 2001). Proceeds from transmission activities are determined based on the following elements:

•	capital employed (or Regulatory Asset Base-RAB) recognized by the Authority to transmission and regasification companies, determined according to the criteria set in the decision;

•	the rate of return on RAB, set at 7.94% (9.15% for regasification activities);

•	amortization determined on the useful technical life of various groups of assets set by the Authority;

•	operating costs recognized by the Authority;

•	a yearly adjustment of revenues based on the “Revenue Cap” formula;

•	the adjustment of revenues by unit of transported volumes based on a “Price Cap” formula;

•	additional revenues related to new capital expenditure for the upgrade of the network and of the LNG terminal. At the end of the first regulatory period, the increase in assets deriving from new capital expenditure made during the first period will be included in new RAB.

Effective on July 1, 2001 Snam SpA transmission, dispatching and regasification activities was conferred to Snam Rete Gas SpA.

OFFERING OF SNAM RETE GAS SHARES

Between November 26 and 30, 2001, the public offering and underwriting of Snam Rete Gas SpA shares took place, alongside with the private offering to foreign professional and institutional investors, including those from the United States of America as per Rule 144A of the United States Securities Act of 1933.

The Global Offering amounted to 684 million shares, corresponding to approximately 35% of share capital, of which 171 million were destined to the public offering. The placement price of shares was set at euro 2.8 per each share with a nominal value of 1 euro, with a 3% premium on RAB defined by the Authority for Electricity and Gas and a 12% premium on the company’s net equity (share capital and premium-price reserve).

The PO received requests for about 429 million shares from about 340,000 persons. The private offering received about 3,507 million requests from about 900 investors. Total requests (about 3.9 billion) amounted to over 5.8 times the shares offered. 171 million shares were assigned within the PO and 513 million within the private offering.

Shares of Snam Rete Gas started being traded on the Mercato Telematico Azionario on December 6, 2001.

Natural gas volumes transported on behalf of third parties

	1999	2000	2001

	(billion cubic meters)
Italy(1)	66.35	73.18	69.58
On behalf of Eni’s primary distribution	59.67	63.73	58.17
On behalf of third parties	6.68	9.45	11.41
Enel	4.48	6.27	6.28
Producers/importers	1.79	2.66	4.47
Transit of volumes directed outside Italy	0.41	0.52	0.66
Outside Italy	4.39	5.25	5.35

(1)	Include amounts destined to domestic storage.

Natural gas sold and volumes
transported on behalf of third parties
in Italy for thermoelectric use

On December 10, 2001 the Joint Lead Manager of the private offering exercised the green shoe option for 102.6 million shares (corresponding to 15% of the PO) at the same price of euro 2.8 per share. After the exercise of the option the amount of shares offered reached 40.24% of Snam Rete Gas share capital.

Total proceeds from the offering of 786.6 million shares amounted to euro 2,202 million, of which euro 1,260 million deriving from the underwriting of 450 million shares as capital increase of Snam Rete Gas and euro 942 million deriving from the sale of 336.6 million shares by Snam SpA.

As an incentive to the offering of shares, owners of Snam Rete Gas shares holding them for a continued period of 18 months from December 6, 2001 (payment date of the shares) will be entitled to 10 bonus shares (to be paid on January 1, 2003) for each 100 shares held, up to a maximum of 300 bonus shares (200 for employees of Snam Rete Gas and its subsidiaries).

DEVELOPMENT ACTIVITIES

Eni signed with the German company EnBW (Energie Baden-Wuerttemberg AG, the third operator in electricity in Germany) a joint venture agreement for participating in the bid for the control of GVS (Gasversorgung Sued Deutschland GmbH), one of the largest regional natural gas transmission and distribution companies in Germany operating in Baden-Wuerttemberg, with the aim of developing its market share. GVS, in which EnBW holds a 33.4% interest through its subsidiary NWS (the company distributing gas and electricity in Stuttgart), purchases and transmits over 7 billion cubic meters/year of natural gas to over 100 distribution companies and industrial customers in the south-western part of Germany through its 1,880-kilometer long network.

In Egypt, in March 2001, Eni, BP and Egyptian General Petroleum Company (EGPC) signed an agreement for the development of a natural gas liquefaction plant to be built on the Egyptian Mediterranean coast in the area of Damietta’s harbor with a capacity of about 4.5 billion cubic meters/year.

Eni purchased a 12% interest in the capital of the company performing technical, commercial, economic and financial feasibility study for the Medgaz pipeline which will link Spain to Algeria through the Mediterranean Sea. CEPSA and Sonatrach each hold a 20% share in the company, while Eni, Gaz de France, Endesa, BP and TotalFinaElf each hold a 12% share.

CAPITAL EXPENDITURE

In 2001, capital expenditure totaled euro 802 million, increasing by euro 22 million over 2000, up 2.8%, relating in particular to: (i) the upgrade of the import system from Russia (euro 103 million); (ii) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 406 million); (iii) development and expansion of urban networks in Italy (euro 233 million).

ELECTRICITY GENERATION

	2000	2001

	(million €)
Revenues	492	603
Operating income	28	66
Capital expenditure in tangible and intangible assets	14	263
Financial investments		15
Employees at December 31 (units)	437	431

Eni operates in electricity generation through EniPower SpA, a company producing and selling electricity, steam and other industrial utilities, and in the marketing of electricity through EniPower Trading SpA. EniPower manages Eni’s power stations mainly market oriented and with great development potential located at Eni’s industrial sites in Brindisi, Mantova, Ravenna, Livorno and Taranto, with a total installed capacity of approximately 1,000 megawatts.

In 2001, sales of electricity amounted to 4,987 gigawatthour, of which 38.9% to other Eni segments. Through EniPower Trading Eni sold 1,560 gigawatthour of purchased electricity to eligible customers, of these 1,352 gigawatthour were imported.

In 2001, capital expenditure totaled euro 263 million with an increase of euro 249 million over 2000 and concerned the commencement of the development plan of generation capacity by about 3,800 megawatts through the installation of 10 gas fired combined cycle generation plants, nine with a 390 megawatt capacity and one with a 250 megawatt capacity at the Ferrera Erbognone (near Sannazzaro), Ravenna, Mantova and Brindisi plants. All these plants will be fired with natural gas, except the 250 megawatt group to be installed at AgipPetroli refinery in Sannazzaro, fired in part with the syngas produced with refining residues.

In 2001 Eni purchased a 40% interest in Società Termica Milazzo, owner of a 145 megawatt combined cycle plant.

	2000	2001

Purchases:
Natural gas (million cubic meters)	827	784
Other fuels (thousand tons of oil equivalent)	841	931
Sales:
Electricity (gigawatthour)	4,766	4,987
Electricity trading (gigawatthour)		1,560
Steam (thousand tons)	9,535	10,024

REFINING AND MARKETING

■     Eni continued to reorganize and streamline its distribution network in Italy by selling 516 service stations, corresponding to a 2.5% market share, closing down 596 service stations and developing its main network by opening 28 new wholly-owned service stations and signing 129 new lease contracts. Average throughput increased by 5%

■     The purchase of 91 service stations in southeastern France and 376 service stations in southern Brazil and logistic assets in both countries are part of Eni’s strategy of strengthening its presence in areas with interesting growth prospects where operational synergies can be attained. Eni substantially completed its exit from marginal areas

■     Within its strategy of balancing its refining system, aimed at bringing production closer to end markets and increasing supply flexibility, Eni signed an agreement with Erg concerning the organizational and industrial restructuring of the Priolo-Melilli refineries in Sicily and two agreements for the sale of a share of refining capacity corresponding to 1.6 million tons/year

■     Streamlining and divestments allowed to reduce costs by euro 100 million

	1999	2000	2001

	(million €)
Revenues	14,415	25,462	22,083
Operating income	478	986	985
Capital expenditure in tangible and intangible assets	524	533	496
Financial investments	2	570	51
Employees at December 31 (units)	17,061	16,130	15,191

SUPPLY AND TRADING

In 2001, a total of 59 million tons of oil were purchased (64 in 2000), of which 29 million tons from Eni’s Exploration and Production segment, 14 million tons under long-term contracts with producing countries, and 16 million tons on the spot market. Some 25% of oil purchased came from North Africa, 25% from West Africa, 15% from the Middle East, 14% from countries of the former Soviet Union, 12% from the North Sea, 7% from Italy, and 2% from other areas. Some 22.7 million tons were resold, representing a decrease of 3.6 million tons, down 14%, over 2000, mainly due to the fact that in the previous year Eni was single marketer of the Nanhai Chinese crude (5.13 million tons) on behalf of the CACT Consortium. In 2001 this crude was marketed by another partner.

In addition, 4.18 million tons of intermediate products were purchased (3.83 in 2000) to be used as feedstocks in conversion plants and 15.2 million tons of refined products (14.7 in 2000) sold as a complement to own production on the Italian market (4.9 million tons) and on markets outside Italy (10.3 million tons).

REFINING

In the light of the rebalancing of processing in line with lower sales on domestic markets, refinery intake processing (41.44 million tons) decreased by 3.24 million tons over 2000, down 7.3%, related to lower processing in third parties refineries, due in particular to the revision of Eni’s processing contract with Saras SpA-Raffinerie Sarde (Sarroch refinery), offset in part by higher processing on own behalf. The average capacity utilization rate of wholly-owned refineries was 97% in 2001, slightly lower than in 2000 (99%), due to lower processing on behalf of third parties (1.96 million tons) offset in part by higher processing on own behalf (1.27 million tons). About 29.1% of oil processed on own behalf (40 million tons) came from Eni’s Exploration and Production segment (31.6% in 2000).

Within its strategy of obtaining a better balance of its refining capacity, focusing on refineries nearer to their end markets and increasing supply flexibility, Eni signed:

•	two multi-year processing contracts entailing the sale to Tamoil SpA of a share of Eni’s refining capacity corresponding to 1.6 million tons/year. The Italian Antitrust Authority authorized the two contracts;

•	a letter of intent with Erg Petroli concerning the organizational and industrial restructuring of Eni’s Priolo and Erg’s Melilli refineries in Sicily aimed at creating a refining pole capable of competing on international markets, in particular in the Mediterranean area, also integrated downstream with Eni’s petrochemical facilities and Erg’s power station which produces electricity using the refineries’ heavy residues. The project needs to be approved by the Italian Antitrust Authority and provides for the establishment of a new company controlled by Erg which will own the two refineries and the power plants serving them. The new company shall: (i) integrate the refineries also through the construction of pipelines in order to attain the organizational and management synergies deriving from the high level of complementarity of the industrial plants; (ii) implement development projects concerning the power stations.

Eni sold its 15% interest in Saras SpA-Raffinerie Sarde for euro 59 million. The processing agreement signed with this company in 2000 reduced Eni’s processed amounts by 2.5 million tons (from 4.7 to 2.2 million tons) and made it proper to sell this interest which had become a financial investment.

Within its strategy of selective development outside Italy which provides for its exit from marginal areas, in January 2002, Eni sold its 50% interest in the Indeni refinery located at Ndola in Zambia.

LOGISTICS

Within the plan of streamlining Eni’s logistics, a new company was established named Atriplex Servizi Logistici e Trasporti Srl, to which the road transport business of Atriplex Srl

Petroleum products availability

	1999	2000	2001

	(million tons)
Italy
Products processed in wholly-owned refineries	32.00	32.93	32.24
Products processed for third parties	(2.78)	(3.41)	(1.45)
Products processed in non owned refineries (1)	8.08	8.41	5.92
Products consumed and lost	(2.07)	(2.11)	(1.95)

Products available	35.23	35.82	34.76
Purchases of finished products and change in inventories	5.45	4.30	5.19
Finished products transferred to foreign cycle	(5.23)	(4.58)	(4.96)

Products sold	35.45	35.54	34.99

Outside Italy
Products available	3.08	3.07	3.02
Purchases and change in inventories	8.06	10.27	10.27
Finished products transferred to Italian cycle	5.23	4.58	4.96

Products sold	16.37	17.92	18.25

Sales in Italy and outside Italy	51.82	53.46	53.24

(1)	Includes processing at the Milazzo refinery.

Refinery intake and utilization
of wholly owned refineries in Italy

and AgipPetroli SpA were conferred with the aim of optimizing management and playing a leading role by making use of Eni’s excellent know-how and opening up to cooperation agreements with third parties.

In the final part of 2001, Praoil Oleodotti Italiani started operations at the Monte Alpi pipeline, 136-kilometer long, linking the Viggiano oil center in Val d’Agri to Eni’s Taranto refinery.

The development of the “Genoa debottlenecking” project continued in order to increase the efficiency and reducing the environmental impact of the ship discharging operations at the Genoa oil harbor. A new company, SeaPad Srl, was also established with the aim of improving connections between the refineries in the Po Valley and harbors.

DISTRIBUTION OF REFINED PRODUCTS

Sales of refined products (53.24 million tons) decreased by 0.22 million tons, down 0.4%, due mainly to lower sales to Eni’s Petrochemical segment (0.7 million tons) and to oil companies and traders (0.24 million tons), offset in part by higher retail and wholesale sales in Italy and outside Italy (0.7 million tons).

Retail sales in Italy

In line with its objective of reaching European standards in terms of average throughput and services offered to customers, Eni continued the restructuring of its (owned and leased) distribution network by divesting and closing down marginal service stations and by developing those with high throughput and potential for non oil sales. In particular in 2001, Eni signed agreements for the sale of 516 Agip and IP branded service stations (of which 255 it transferred possession to the purchasers) located on ordinary roads and highways in Italy, corresponding to a 2.5% market share with a total throughput of about 940 million liters/year. These sales are included in three separate contracts, already approved by the Antitrust Authority, two with Tamoil and one with TotalFinaElf. Total proceeds, including the sale of refining capacity, amounted to euro 291 million.

Retail sales (11.64 million tons) increased slightly over 2000, up 0.6%; in particular, the increase in sales of gasoil for automotive use, related also to the increase in use of corporate credit cards, was offset in part by the effect of divestments and closures. Eni’s market share decreased by approximately half a percentage point from 40.2 to 39.7%, while average throughput grew by 5% from 1,565,000 liters to 1,643,000 liters.

Sales of refined products in Italy and outside Italy

	1999	2000	2001

	(million tons)
Retail marketing	11.85	11.57	11.64
Wholesale marketing	11.42	11.10	11.24

	23.27	22.67	22.88
Petrochemicals	5.38	4.93	4.23
Other sales (1)	6.80	7.94	7.88

Sales in Italy	35.45	35.54	34.99

Retail marketing	3.91	3.78	4.18
Wholesale marketing (2)	6.40	5.46	5.55
	10.31	9.94	9.73
Other sales (1)(2)	6.06	8.68	8.52

Sales outside Italy	16.37	17.92	18.25

	51.82	53.46	53.24

(1)	Includes bunkering, consumption for electricity production and sales to oil companies and traders.

(2)	From 2001 MTBE sales outside Italy formerly included in wholesale sales, are included in other sales. Sales for 2000 were therefore adjusted by 700,000 tons.

Italy: service stations
and average throughput

At December 31, 2001, Eni’s retail distribution network consisted of 8,351 service stations (approximately 68% of which wholly owned), a 694 unit decrease over December 31, 2000, due to the closing of 596 service stations and the sale of 255, offset in part by the opening of 28 new service stations and the acquisition of 129 new lease contracts.

The improvement in the quality of services to customers led to a further expansion of the automation process of the domestic network with the system of corporate credit cards active in about 60% of Agip and IP service stations at December 31, 2001 (55% in 2000).

The Italian Antitrust Authority concluded an inquiry, started upon request of the Ministry of Productive Activities, on the Italian fuel distribution network, aimed at verifying the application of Legislative Decree No. 32/98 and at identifying adequate modes for modernizing this sector. The Authority believes that the Italian network is generally inefficient due to the presence of too many service stations, many of which have low throughput and do not provide all those elements that are considered essential in more advanced markets. Recent measures published by the Ministry of Productive Activities concerning access to storage facilities and the national plan containing guidelines for the modernization of the distribution system, approved by Ministerial Decree in October 31, 2001, will contribute to the modernization of the Italian fuel distribution network in a more competitive context. Essential for the modernization are the reduction in the number of service stations, with related increase in average throughput.

Retail sales outside Italy

Outside Italy Eni continued its strategy of selective development in consolidated areas with good growth prospects, while leaving marginal areas; in particular:

•	in France, Eni purchased 91 service stations located on roads and highways in southeastern France with an average throughput of 3.4 million liters for euro 59 million. With this purchase Eni’s market share in southeastern France will increase from 2.4 to 6.5% in the segment of sales of oil companies (excluding supermarket sales). Eni also purchased interests in logistical assets as a support to network activities;

•	in Brazil, Eni purchased from Shell 258 service stations, a storage site and interests in four other storage sites varying from 14 to 25% in southern Brazil for a total of euro 34 million. In addition, Eni acquired IPE, a company operating 118 service stations, and an interest in a storage site for about euro 6 million;

•	in Zambia, Eni sold its fuel distribution assets (20 service stations and a storage site) for euro 6 million, including the sale of refining activities, in January 2002.

Retail sales outside Italy amounted to 4.18 million tons and increased by about 400,000 tons, up 10.5%, due mainly to the purchase of service stations in Brazil and France. Various development actions were addressed to non oil activities which account for an increasing share in results.

As of December 31, 2001, Eni’s retail distribution network outside Italy consisted of 3,356 service stations, increasing by 316 units, up 10.4% over December 31, 2000, due to acquisitions, offset in part by the effects of the streamlining actions.

Wholesale sales and other sales

Sales on wholesale markets in Italy (11.24 million tons) increased by 140,000 tons, up 1.3%, due mainly to increased sales of gasoil for automotive purpose (266,000 tons). Market share increased by 1.6 percentage points from 24 to 25.6%.

The Italian Antitrust Authority on June 18, 2001 started an inquiry on 30 operators in the Italian wholesale market for refined products (among these AgipPetroli SpA and Atriplex SpA) aimed at verifying the possible infringement of competition rules in public bids for contract in the 1996-2000 period. Results are expected to be published at the end of 2002.

Sales to Eni’s Petrochemical segment (4.23 million tons) decreased by 700,000 tons, down 14.2%, due mainly to lower product availability in Sardinia related to the revision of the contract with Saras, while other sales (7.88 million tons) decreased by 60,000 tons, down 0.8%, due mainly to lower sales of marine fuel.

Outside Italy, wholesale sales (5.55 million tons) increased by 90,000 tons, up 1.6%. Other sales (8.52 million tons) decreased by 160,000 tons, down 1.8%, due mainly to lower sales to oil companies and traders.

LPG

In 2001, retail and wholesale sales in Italy (840,000 tons) decreased by 20,000 tons, down 2.3%, while market share (22%) remained unchanged.

Outside Italy, wholesale sales amounted to 1.81 million tons with a decrease of 50,000 tons, down 2.7%, due mainly to the process of extension of the natural gas transmission and distribution network in southern Brazil. Market share in Brazil declined to 20.8% (21.3% in 2000), while it increased in Ecuador to 38.2% (37.5% in 2000).

CAPITAL EXPENDITURE

In 2001, capital expenditure amounted to euro 496 million, decreasing by euro 37 million, down 6.9%, over 2000 and concerned: (i) refining and logistics in Italy (euro 143 million, of which 37 in logistics) aimed at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 131 million) in particular for the reorganization, upgrade and construction of new service stations (euro 104 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 20 million); (iii) outside Italy activities (euro 145 million) representing 29.2% of the total and concerning primarily the purchase of service stations in France and Slovakia and the upgrade of the LPG distribution network in Brazil (euro 31 million). Expenditure on compliance with regulations on health, safety and the environment amounted to euro 76 million (15.3% of the total).

PETROCHEMICALS

•	The transfer of EniChem’s basic businesses to Polimeri Europa gave to activities related to the ethylene cycle a consistency and cohesion that makes it possible to seek important negotiations for the sale of a relevant interest in Polimeri Europa in this new setup

•	In 2001 Eni continued its streamlining and efficiency improvement effort, reducing costs by euro 79 million

•	The decline in demand, caused by the recessive trend of world economy in 2001 caused a 14% decline in product margins and lower sales

	1999	2000	2001

	(million €)
Revenues	4,096	6,018	4,761
Operating income	(362)	4	(332)
Capital expenditure in tangible and intangible assets	289	265	361
Financial investments		4	204
Employees at December 31 (units)	13,908	12,920	11,062

SEGMENT RESTRUCTURING

The negative economic performance of petrochemicals in 2001 further enhanced the structural problems of this segment making the need for restructuring ever more compelling. In this context Eni decided the sale of the Polyurethane business to Dow Chemical Company, the purchase of 50% of Polimeri Europa Srl from Union Carbide Company and the transfer of the Strategic Chemicals business to Polimeri Europa (effective from January 1, 2002). This business includes EniChem’s core activities in olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. Also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy and about 6,100 employees. The plants with serious management problems were not transferred.

With this operations all the activities related to the ethylene cycle were given an integrated and consistent setup so that they can be included in relevant negotiations for the sale of a significant share in Polimeri Europa in its new setup.

MARKET

In 2001 the demand for petrochemical products was affected by the slowdown of worldwide economy. Margins of basic petrochemicals and polymers declined due to a decrease in selling prices, higher than the decline in prices of oil-based feedstocks. Only elastomers profited from the modest increase in selling prices and the time lag with the decline in feedstock prices.

The prices of Eni’s principal products decreased on average by 14% over 2000; the main declines concerned: (i) intermediates (down 19%), in particular styrene, acrylonitrile and phenol; (ii) styrenic polymers (down 19%), in particular expandable and compact polystyrene; (iii) olefins (down 11.9%), in particular ethylene. Increases concerned elastomers (up 8.2%), in particular SBR and thermoplastic rubber, and ABS (up 6.8%).

SALES — PRODUCTION

Sales of petrochemical products (5,233,000 tons) decreased by 383,000 tons, down 6.8% over 2000, due to: (i) lower demand in all areas; (ii) lower availability deriving from planned plant standstills, in particular in olefins, aromatics and intermediate products; (iii) lower ethylene withdrawals by Polimeri Europa; (iv) the sale of the Polyurethane business. At December 31, 2001, Eni’s sales network covered 24 countries; 60% of petrochemical revenues were represented by sales in Italy, 31% by sales in the rest of Europe, and 9% by sales in the Americas and Asia (60%, 32% and 8% respectively in 2000).

Production (7,830,000 tons) decreased by 702,000 tons, down 8.2%; this decline concerned all areas, in particular polyethylene, elastomers, aromatics and olefins.

Total nominal production capacity was stable as compared to 2000; the 3.3% increase in intermediates, related to the upgrade of cumene/phenol production capacity in Porto Torres, was offset by standstills of some lines in chlorine derivatives and elastomers. The average capacity utilization rate calculated on nominal capacity decreased by 4.4 percentage points (from 73.5 to 69.1%), in particular in olefins and intermediates due to planned standstills of plants and lower demand and in polystyrenes due to lower demand. The capacity utilization rate increased in chlorine and its derivatives.

Oil-based feedstocks supplied by Eni’s Refining and Marketing segment covered about 63% of requirements in 2001 (62% in 2000).

Basic petrochemicals

Sales of basic petrochemicals (4,122,000 tons) decreased by 105,000 tons over 2000, down 2.5%. The decrease concerned mainly intermediates (down 10.9%), in particular styrene and acrylonitrile, and olefins (down 3.1%), due to lower demand, whose effects were offset in part by higher sales of chlorine derivatives, in particular chlorine.

Basic petrochemical production (6,682,000 tons) decreased by 406,000 tons, down 5.7%. The decline concerned all areas. About 47.2% of total production was directed to Eni’s own production cycle (51.3% in 2000).

Polymers

Polymer sales (665,000 tons) decreased by 222,000 tons over 2000, down 25%, due to the sale of the Polyurethane business and, to a lesser extent, to lower sales of polyethylene and polystyrene.

Polymer production (690,000 tons) decreased by 230,000 tons, down 25%.

Elastomers

Elastomer sales (446,000 tons) decreased by 56,000 tons, down 11.2% over 2000, due to decreases in SBR, polybutadienic and thermoplastic rubbers.

Elastomer production (458,000 tons) declined by 66,000 tons, down 12.6%, in line with the trend in sales.

Main petrochemical products

	Product availability			Sales

	1999	2000	2001	1999	2000	2001

	(thousand tons)
Basic petrochemicals	6,877	7,088	6,682	4,222	4,227	4,122
Polymers	898	920	690	880	887	665
Elastomers	523	524	458	520	502	446

	8,298	8,532	7,830	5,622	5,616	5,233

Products consumed and lost	(3,651)	(3,673)	(3,257)
Purchases and change in inventories	975	757	660

	5,622	5,616	5,233

Polimeri Europa

Polimeri Europa Srl, a European leader in polyethylene, operates production sites in Italy (Brindisi, Ferrara, Priolo, Ragusa and Gela), France (Dunkerque) and Germany (Oberhausen) with a total yearly production capacity of 1.6 million tons of polyethylene. In 2001 it generated revenues of euro 1.8 million.

Sales of basic petrochemicals (352,000 tons) were stable; sales of polymers (1,310 million tons) decreased by 104,000 tons, down 7.4%, due to lower demand.

Production of basic petrochemicals (968,000 tons) decreased by 32,000 tons, down 3.2%. Polymer production (1,270,000 tons) decreased by 50,000 tons, down 3.8%.

INCOME STATEMENT OF POLIMERI EUROPA

2001

(million €)
Revenues	1,463
Operating expenses	(1,474)

Gross operating margin	(11)
Amortization	(72)

Operating income	(83)

Agreement with Dow Chemical

Eni and Dow Chemical Company signed: (i) a contract for the sale of the Polyurethane business, operating in Italy and Europe, for euro 428 million. The sale does not include euro 38 million of working capital; (ii) a contract for the purchase from Union Carbide Corporation of a 50% interest in Polimeri Europa Srl (of which Eni already holds a 50% interest) for euro 204 million, which corresponds to the company’s net equity at December 31, 1999. These agreements came into force on April 30, 2001 after the granting of authorizations from the relevant European antitrust authorities.

The Polyurethane business includes the plants for the manufacture of polyurethane in Porto Marghera (Venezia), Brindisi, Priolo (Siracusa) and Tertre (Belgium), of polyurethane systems in Cardano al Campo (Varese), Erstein (France) and Osnabrueck (Germany), as well as the Research and Development centers at Porto Marghera, Brindisi, Priolo and Tertre.

CAPITAL EXPENDITURE

In 2001, capital expenditures amounted to euro 361 million, with an increase of euro 96 million over 2000, up 36.2% and concerned mainly efficiency maintenance actions and safety and environmental regulations. Other actions concerned the automation of the cracker and the upgrade of the cumene-phenol plant in Porto Torres, new plants for the production of CO/hydrogen in Porto Marghera and thermoplastic rubber in Ravenna.

Capital expenditure in intangible assets concerned mainly the purchase of cashing rights for royalties due by Polimeri Europa for the use of the gas-phase license from Union Carbide in the Brindisi plant (euro 108 million).

OILFIELD SERVICES AND ENGINEERING

•	Eni acquired orders amounting to about euro 3.7 billion. Among the most significant orders awarded in oilfield services is the EPIC contract for the development of the Kizomba A project in the deep offshore of Angola and in engineering a contract for the construction of the world’s largest LNG production plant in Qatar

•	Within the strategy of strengthening its engineering know-how in the provision of integrated services in offshore construction and floating production, Eni acquired three engineering companies: Petromarine and Barnett & Casbarian, operating in the Gulf of Mexico, and Moss Maritime AS, operating in the design of floating production systems

•	The purchase of a 50% interest in the multipurpose vessel Maxita and of a 50% interest in EMC, a company leader in underwater laying of large pipes in the North Sea, strengthen Eni’s fleet and know-how in offshore construction

	1999	2000	2001

	(million €)
Revenues	2,988	2,146	3,114
Operating income	149	144	255
Capital expenditure in tangible and intangible assets	425	245	304
Financial investments	42	22	74
Employees at December 31 (units)	13,487	13,217	18,720

MARKETING PERFORMANCE

In 2001, Eni’s oilfield services activities profited, besides the contribution of the Blue Stream project, of the recovery in the demand for services from the oil industry which determined an increase in activities and unit margins in the Offshore construction and Offshore drilling areas. The engineering activity was affected by the continuing weakness in the demand for services from its major customers, in particular the petrochemical industry, and by the high competitive pressure of the market.

Orders acquired (euro 3,716 million) decreased by euro 993 million over 2000, down 22%, due mainly to fact that in 2000 Eni acquired the order for the construction of the high speed/high capacity train link between Milan and Bologna (euro 2,037 million net to Eni). About 92% of new orders acquired was represented by work to be carried out abroad, and 15% by work originated by Eni companies. In the light of the turnover in the year, Eni’s order backlog reached euro 6,937 million at December 31, 2001, with an increase of euro 299 million, up 4.5% as compared to December 31, 2000. Projects abroad represented 65% of the total order backlog, while orders from Eni companies amounted to 11% of the total.

Among the most significant orders won in 2001 are:

in oilfield services:

in the Offshore construction area: (i) a contract acquired through Saibos (a joint venture of Eni and Bouygues Offshore) for about euro 124 million net to Eni, for the design, procurement, installation and construction of flowlines for the development of the Kizomba A project in the offshore of Angola for ExxonMobil. The contract provides also for the installation of risers, minor and umbilical lines at a water depth of about 1,000-1,300 meters with the new Field Development Ship (FDS) for the development of underwater fields; (ii) a contract with AIOC for the transport and installation of two platforms within the Chirag project in Azerbaijan, for euro 95 million; (iii) a contract with BP, for euro 45 million, for the laying of a 362-kilometer long pipeline in Vietnam; (iv) a contract with BP, for euro 42 million, for the transport and installation of a platform and a template within the Clair Phase I project in the United Kingdom; (v) a contract with Devon Energy, for euro 41 million, for the installation of a platform in China within the Panyu project; (vi) a contract with Shell, for euro 38 million, for the laying of a pipeline in the North Sea within the Penguin project;

in the Floating production area, a contract for Agip Energy & Natural Resources Nigeria acquired in joint venture with Single Buoy Moorings, for the development of the Okono and Okpoho fields offshore Nigeria. This contract amounts to dollar 191 million net to Eni and provides for the supply, installation and operation of two FPSO vessels;

in the Offshore drilling area: (i) a three-year contract for the leasing of the Jack-up Perro Negro 2 to Saudi Arabian Oil Co (Saudi Aramco), for euro 58 million; (ii) the one-year renewal of the existing contract with Saga Petroleum for the leasing of the Scarabeo 5 platform in Norway, for euro 51 million;

in the Onshore drilling area: (i) a contract with Saudi Aramco for the leasing of seven plants in Saudi Arabia, for euro 144 million. This contract has a term of three years and entails the option of a one-year renewal; (ii) a three-year contract with Pluspetrol for the leasing of three plants in Peru, for euro 54 million; (iii) a three-year contract with Perez Companc for the leasing of six workover plants in Peru, for euro 11 million;

in the Onshore construction area: (i) a contract with Saudi Aramco for the conversion of an oil pipeline into a gas pipeline in Saudi Arabia, for euro 141 million; (ii) a contract with NAOC for the installation of a compression train in Nigeria, for euro 7 million; (iii) a contract with Bord Gas Eireann for the laying of a 99-kilometer long gasline and 5 valve stations, for euro 28 million in Ireland; (iv) in February 2002 a contract in joint venture with the French company Bouygues Offshore, for dollar 129 million net to Eni, for the construction of a turnkey oil treatment plant in the Rhourde Ouled Dejmas (ROD) field in Algeria with a capacity of 80,000 barrels/day for Sonatrach/BHP. The contract provides for the engineering, procurement and construction of the treatment plant and its auxiliary installations (a network of pipelines and some storage sites) and the provision of services for the operation of the plant; (v) a contract with the Nigerian company NAOC for the upgrade of the gas plant at Obiafu/Obrikom and the construction of a flow station near the Irri field in Nigeria. The contract provides for the engineering, procurement and construction and amounts to dollar 72 million.

In engineering:

in the Refining and gas area: (i) in Qatar, in joint venture with the Japanese companies Chiyoda and Mitsui & Co Ltd, a contract to build the world’s largest plant for the production of liquefied natural gas. The contract, in which Eni holds a 50% interest, amounts to euro 720 million. The plant will be built in the Ras Laffan complex for Ras Laffan Liquefied Gas Company Ltd II, a joint company between Qatar Petroleum and ExxonMobil, and will produce approximately 4.7 million tons/year of LNG. Eni and its partners will provide detailed engineering, procurement and construction. The plant will be completed before the end of 2003; (ii) in Saudi Arabia, two turnkey contracts awarded by Saudi company Saudi Aramco. The first contract, amounting to euro 150 million, provides for the construction of a plant for oil collection, gas and water separation, reinjection of water into wells,

Orders acquired and order backlog

	1999	2000	2001

	(million €)
Orders acquired
Oilfield services	1,591	1,627	2,186
Engineering	997	3,082	1,530

	2,588	4,709	3,716

Order backlog
Oilfield services	2,587	2,630	2,853
Engineering	1,851	4,008	4,084

	4,438	6,638	6,937

dehydration and salt removal. This new plant will allow to increase production capacity at the Haradh oil fields, in the eastern province of Saudi Arabia. The scope of work includes detailed design, procurement, construction, pre-commissioning and commissioning assistance. The project is due to be completed in 25 months. The second contract, amounting to euro 120 million, concerns the construction of a new plant for the production of naphtha, LPG, kerosene and light and heavy diesel at the Ras Tanura refinery. The plant will have a capacity of 200,000 barrels/day. The project will last 24 months and involves the detailed engineering, procurement, construction and pre-commissioning activities; (iii) two contracts for Kuwait Oil Company, the first for the construction of a new natural gas compression station with a capacity of 2.5 billion cubic meters/year to be built in northern Kuwait. This contract amounts to dollar 130 million, has a term of 30 months and provides for the engineering, procurement and construction of the plant; the second contract amounts to dollar 55 million and provides for the installation of a distribution network for the gas to be reinjected in the Sabriah and Roudhatain oil fields in northern Kuwait; (iv) in March 2002 Eni obtained from Saudi Aramco a turnkey contract for the design, procurement and construction of an industrial complex near Qatif, about 30 kilometers from Dhahran. The complex includes two plants for the separation of oil from gas (GOSP) and units for natural gas treatment, oil stabilization and power generation with a treatment capacity of 800,000 barrels/day. The work is expected to be completed in 31 months; (v) in March 2002, in joint venture with Technip-Coflexip, Kellog Brown & Root and JGC, Eni acquired a turnkey contract for Nigeria LNG for the expansion of the Bonny liquefaction plant in Nigeria. The NLNGplus project amounts to over dollar 1.7 billion and provides for the construction of the fourth and fifth LNG production trains with a capacity of approximately 5.2 billion cubic meters/year each. The trains will produce also 1.1 million tons of LPG and 0.4 million tons/year of condensates. When the two trains are completed in 2005, the Bonny plant will process 75 million cubic meters of natural gas/day with a total production of 21.8 billion cubic meters/year of LNG and 2.3 million tons/year of LPG.

Within its strategy of developing engineering know-how in offshore construction and floating production systems with the provision of EPIC integrated services, Eni acquired:

•	Moss Maritime AS, a Norwegian engineering company specialized in the design of floating oil production and treatment systems, liquefied natural gas carrier vessels and semisubmersible drilling units, for euro 64 million. The acquisition is subject to the approval of Norwegian antitrust authorities and will significantly strengthen Eni’s engineering capabilities in floating production systems, in particular deepwater dry completion technology, thanks to a very promising concept developed and tested by Moss Maritime;

•	Petromarine and Barnett & Casbarian, US engineering companies operating in the Gulf of Mexico, for about euro 12 million (including net borrowings).

A joint venture was established with the Brazilian company Construtora Norberto Odebrecht for the provision of floating production systems that will operate mainly in offshore Brazil and Angola.

Eni acquired from Halliburton Brown & Root Ltd the remaining 50% of European Marine Contractors (EMC), leader in the offshore laying of large pipelines in the North Sea. In January 2002 authorization was granted by the relevant antitrust Authorities and the closing of the contract was effected by paying the fixed price of dollar 115 million; the variable part linked to the Oil Service Index amounting to dollar 19.4 million was paid in February. This acquisition will grant Eni full availability of EMC vessels, including the semi submersible vessels Castoro Sei and Semac, further enhancing its capabilities in deep water large pipe laying. Eni will also relocate some of the EMC vessels from the North Sea to other world regions, such as South East Asia, where a strong recovery is anticipated.

Eni entered an agreement for the purchase of the multipurpose vessel Maxita, capable of laying flexible and umbilical lines and moorings in deep waters. The vessel will be converted and upgraded in order make it more powerful and efficient, by providing it with a crane capable of lifting up to 3,000 tons and of the equipment of the Pearl Marine vessel (soon to be disarmed) for “reel”, “J” and “S” laying. Total expenditure, including acquisition and conversion, is estimated at euro 70 million.

OPERATING ACTIVITIES

Some of the most important projects under construction in 2001 include:

in oilfield services:

in the Offshore construction area: (i) on February 16, 2002, the Saipem 7000 completed the laying in deep waters of the first of the two pipelines of the Blue Stream gasline that will carry natural gas from Russia to Turkey across the Black Sea. The pipeline, with a 24-inch diameter and 335-kilometer long, is being linked by means of the Castoro Otto vessel to the section already installed off the Turkish coast, so the line will be ready for testing and starting operations. Saipem 7000 started its activities on the Russian side of the Black Sea in October 2001 and laid pipes on the seabed at depths of 2,150 meters with a laying speed of about 5 kilometers per day. The challenges faced and solved were exceptional both as concerns depth and seabeds, particularly steep and irregular in both the Russian and Turkish sides and for the harsh weather conditions, with winds blowing at over 50 knots. On February 24, 2002 the Saipem 7000 started to lay the second line on the Russian side. When fully operational the gas pipeline will transport 16 billion cubic meters of natural gas;

in the Offshore drilling area: the Scarabeo 7 and Saipem 10000 were active nearly all year round, the latter on April 24, 2001 reached the record depth of 2,791 meters offshore Gabon. Operating activities continued in the Norwegian offshore in deep waters by means of the Scarabeo 5 and Scarabeo 6;

in the Floating production area: the activities of the FPSO Firenze in the Otranto Channel continued; in December 2001 the new FPSO vessel Jamestown started operating on the Okono/Okpoho fields in Nigeria;

in the Onshore construction area: (i) in Kazakhstan construction continued of the plants and pipeline for the Karachaganak project on behalf of KPO in a consortium with Consolidated Contractors Int. Co. The project provides for the construction of two treatment-compression plants for gas and condensates, a collection network and a 650-kilometer long transmission line for condensates; (ii) in Saudi Arabia for Saudi Aramco work started for the conversion of the East-West oil pipeline into a gasline within the EPC AY1 Conversion project and work continued for the Khuff project for linking new wells and laying gas collection pipes.

In engineering:

in the Refining and gas area: (i) development of the gas and condensates center at Karachaganak in Kazakhstan; (ii) upgrade of the Ruwais refinery and construction of a gas treatment and fractioning plant in Asab in Abu Dhabi; (iii) completion of the grass-roots Bonny project for gas liquefaction in Nigeria; (iv) construction of ethane recovery and LNG-4 fractioning plants for QP in Qatar;

in the Chemicals and fertilizers area: (i) construction of a fertilizer project at Jose, Venezuela; (ii) construction of the biggest single-line urea plant in the world at Bahia Blanca, Argentina; (iii) construction of an ammonia-urea complex in Nanking, China.

CAPITAL EXPENDITURE

In 2001, capital expenditure amounted to euro 304 million, increasing by euro 59 million over 2000, up 24.1%, and concerned mainly: (i) the upgrade of equipment employed in the Blue Stream project, both offshore and onshore; (ii) the purchase of equipment for the Onshore construction area for the development of the Karachaganak oil field; (iii) the completion of a new vessel for developing underwater fields (Field Development Ship) provided with dynamic positioning, a crane for lifting up to 600 tons, and a vertical pipe laying system reaching water depths of up to 2,000 meters; (iv) the upgrade of onshore drilling plants for work in Saudi Arabia and Kazakhstan.

Eni ANNUAL REPORT 2001

HUMAN RESOURCES

The need for renewing Eni’s industrial relations system, as a tool for supporting the active management of organizational change related to Eni’s growth strategies led Eni, Eni Group companies and trade unions to sign a Protocol on industrial relations on June 22, 2001.

This Protocol contains some basic principles, such as previous information of unions, consultation and experimenting on new participation models that can enhance the degree of sharing of corporate objectives. It also provides for the establishment of joint bodies organized around various information levels and procedures that are implemented according to a predetermined yearly plan corresponding to the major institutional events (presentation of budget and final balance of capital expenditures, reference scenarios, four-year plan).

The Protocol contains a first commitment to create global forms of information of trade unions — consistent with Eni’s worldwide presence — and to safeguard ethical principles and human rights in the development process of activities.

This commitment represents also an evolution of Eni’s experience in European social dialogue, started with the European Company Committee and confirmed with a new agreement on June 22, 2001, which strengthens the operating ability of the Committee by means of a new organization and new meetings between Eni, Eni companies and union representatives of the main European countries.

In 2001 elaboration continued on the issue of unification of the collective contracts of Eni energy companies and private oil companies. In 2002 a new unified contract will be available containing remuneration issues and provisions related to various aspects that were differently regulated in the original separated contracts.

In 2001 Eni continued the implementation of a new organizational model capable of effectively supporting the Group’s strategic development lines and therefore to pursue:

•	a strengthening of the unitary governance of business through greater effectiveness of guidance and control roles played by Eni Corporate;

•	integration of business support functions;

•	simplification of decision making, highest decentralization of decisions to operating businesses to improve response to market.

This organizational model entails a generalized transfer of decision making and responsibility to operating units. A shared and efficient system of guidelines, policies and directions will make the implementation of business strategies easier, while respecting Group values and principles and will allow for a focused control activity.

Employees at year-end

	1999	2000	2001

	(units)
Exploration and Production	7,773	7,741	7,474
Natural Gas	16,475	15,663	13,950
Electricity Generation		437	431
Refining and Marketing	17,061	16,130	15,191
Petrochemicals	13,908	12,857	11,062
Oilfield Services and Engineering	13,487	13,217	18,720
Other activities	3,319	3,924	4,120

	72,023	69,969	70,948

Within the Recovering Efficiency and Development (RES) program Eni made a series of interventions for human resources and organization following four lines:

•	to attract and develop human resources using an internal marketing strategy;

•	to decentralize the human resource departments;

•	to strengthen Eni’s international profile;

•	to recognize and develop the value of the Group’s intellectual capital.

In the 2000-2001 two-year period with a policy of incentives to retirement, Eni laid the grounds for a renewal of Eni’s management.

In 2001 Eni issued a “guideline for the development of human resources” which provided the directions for management and development of human resources directly to business units. The innovative aspects of this guideline are: the inclusion of the process of human resource planning in the general business plan; the definition of criteria for the promotion to a managing position and for the development to key managing roles; the acceleration of the development process for becoming a manager; greater attention to persons endowed with specific know-how. Along with this guideline Eni provided specific procedures for applying it to the Group’s human resources management and development.

The establishment of Eni Corporate University was the outcome of a project of streamlining and relaunching training activities aimed at the development of corporate culture. This company is the center of competence for the sharing and development of the system of managerial and operative knowledge of the Group. It represents a point of institutional contact with the network of the academic world both for training and for supplying studies and research to the Group. Its task is to improve the Group’s attractiveness on the labor market, to supply skilled and efficient recruitment and selection services.

In 2001 the Internal Communication project was started aimed at the creation of a function organically managing all the issues related to internal communication as a support to change.

Other actions were started that are expected to be completed in the first half of 2002 such as: the creation of territorial centers (shared services for supplying services in the field of personnel organization and management) and of the intranet portal for all employees and the implementation of a new staff information system.

At December 31, 2001, Eni’s employees were 70,948 with an increase of 979 employees over December 31, 2000, (up 1.4%), as a result of the 5,291 persons increase outside Italy (up 24.9%) and the 4,312 persons decrease in Italy (down 8.9%).

Employees hired in Italy were 44,378, of these 41,880 were working in Italy, 2,062 outside Italy and 436 on board of vessels. Employees hired in Italy decreased by 4,312 over 2000, of these 3,013 represented the balance of persons leaving their job and new hiring, while 1,299 were the balance of acquisitions and disposals of businesses.

The process of efficiency improvement continued with the hiring of a total of 1,600 new employees, of which 740 persons with a fixed-term contract and 852 with open-end contracts; of these 410 persons had university qualifications (264 are engineers) and 380 persons had a high school degree, working in operating jobs in order to improve the qualitative mix of production units.

Employees hired and working outside Italy at December 31, 2001 were 26,570, with a 5,291 persons increase due mainly to hiring of personnel on fixed-term contracts in the oilfield service activities and to acquisitions in the Exploration and Production segment.

Eni ANNUAL REPORT 2001

RELATIONS WITH
LOCAL COMMUNITIES

In 2001 Eni further expanded its activities, consolidating its relationships and cooperation with countries in which Eni companies operate, with the aim of fostering social and economic development, while respecting local culture and traditions. Expenditures on these activities amounted to over euro 47 million (euro 22 million in 2000).

The centrality of individuals, the respect and will to interact actively with different cultures have always been distinctive features of Eni’s approach to business. Eni’s behavior, therefore, is based not only on respect for ethnic, social and language differences but, most of all, on understanding these different social realities and on the will to actively contribute to the sustainable development of the many communities with which Eni relates.

All this is supported by the belief that value creation, in the short and long term, is best guaranteed by the establishment of relations based on friendship and cooperation with the peoples that are involved in Eni’s industrial activities.

Aware of the skills, technologies and human resources it can rely upon to give an important contribution to the improvement of life conditions of the peoples it interacts with, in its strategy of intervention with local communities, Eni privileges those actions that can develop autonomously and integrate in their social, cultural and environmental fabric, each time determining better conditions for long term development.

This attitude of partnership has been informing Eni’s actions from its earliest history and led Eni to adhere to the United Nations’ initiative “Global Compact” and its nine basic principles that aim at promoting greater awareness of human rights, workers’ rights and environment protection issues in all members of society.

INFRASTRUCTURE, SOCIAL AND ENVIRONMENTAL ISSUES

Eni contributes to meeting the need for social and material infrastructure in the countries where it operates by restructuring public buildings, upgrading schools, building roads and implementing advanced projects for the reduction of environmental impact, such as those aimed at the protection of original forests.

Eni has a long tradition of engagement in the field of higher education and post-graduate courses, cooperating with institutions and schools in the areas of energy, economics and the environment.

In 2001, in particular:

•	in Kazakhstan a program of public works and social interventions was started for restructuring and upgrading a recreational center for children in Baldauren, near the lake Chuchye, and for the construction of residential buildings in Astana, the new capital of the country. In the region of Atyrau the first phase of a study for the improvement in the techniques for sturgeon farming and increasing fish population was performed. Training activities continued as well as the organization of summer camps in Eni’s facilities at Cesenatico for children coming from the regions of Uralsk, Atyrau and Semipalatinsk;

•	in Ecuador, within the program for improving life conditions of the most isolated communities of the Pastaza province, Eni made continued to provide airplane transport services and improved radio communications between communities. It also provided funds to schools, for scholarships for technical secondary education and university attendance, provided equipment for schools and meals during school time for children attending primary school;

•	in Venezuela through the Humanitarian Aid Fund, an organism set up by Lasmo, various programs for social development were addressed to the communities damaged by the terrible floods of December 1999. In this context Eni supported various projects organized by local NGOs. A vocational training and return to school program was organized for youths aged between 12 and 18 as well as a project supporting schools by providing equipment and organizing training courses for teachers. A new integrated rural program is underway which includes training, technical and financial assistance and another project of school training and vocational training for adults in the Daciòn area in eastern Venezuela;

•	in Pakistan, in the Kirthar and Kadanwari regions, the main social development actions concerned the supply of equipment and furniture to schools, the construction of an IT center and the provision of drinking water; in the Kadanwari region vocational training courses were provided for promoting the development of microenterprises and farms;

•	in Brazil, Eni cooperated with the Ministry of Education and municipalities for the alphabetization campaign “Alfabetizaçao Solidaria” promoted by the Government;

•	in Azerbaijan, in cooperation with the United Nations High Commissioner for Refugees (UNHCR), Eni completed the program for improving living conditions of 400 displaced and refugee families in the Agjabedi, Barda, Beylagan, Ganja and Khanlar regions;

•	in China Eni provided funds to populations of Inner Mongolia affected by a flood.

Eni also participated to many actions in conjunction with other oil companies:

•	in Kazakhstan, at Uralsk, Eni participated in the construction of a sports center and of the “Kazakh Drama Theatre” with the upgrade of the square where the theater was built, the maintenance of streets, the revamping of some buildings, among which that of the “Philharmonic Society” and the construction of a school in a village nearby; at Aksai, Eni funded the construction of a drinking water mains system, engineering works for the construction of a gas pipeline and water pipelines; at Atyrau and Mangystau the local music school was restructured, houses and water mains were built;

•	in Nigeria, the implementation of the five-year agricultural development plan called Green River Project continued with the aim of expanding the area of intervention and of improving social and economic conditions of persons living in rural areas. In particular in 2001 a project for rice growing was completed that will efficiently cover requirements in the area. The implementation of the “Gas Master Plan” for reducing to zero gas flared onshore by 2002 and in the marshlands by 2004 in the Niger Delta area continued, a new gas fired 22 megawatt power generation unit was built in the Obiafu-Obrikom plant for the local population;

•	in Angola a technical-vocational school for mechanics and electricians was built in Catumbela in the region of Benguela and will start operating in the near future;

•	in Egypt, Eni cooperates to the funding of a project for the construction of a “Planet Aquarium” that will show to the public the rare and numerous species of animals populating the Mediterranean and the Red Sea.

In Italy Eni’s main initiatives were:

•	in Val d’Agri Eni is financing a program of environmental support aimed at protecting and enhancing natural resources, developing employment and improving the quality of life in the areas where Eni performs hydrocarbon exploration and production activities. The projects include setting up a system for environmental monitoring, an environmental observatory, the promotion of actions for sustainable development, the upgrade of the natural gas distribution network to provide clean energy to the local population;

•	provision of funds to the Rainbow Association for the organization of a congress on drug addiction issues to be held at the Comunità di San Patrignano;

•	the continuation of cooperation with the “Associazione Manuel Rumi” in Como that, among other things, promotes the construction of water wells in Saharan Africa;

•	the awarding of 50 scholarships for post-graduate studies through the Scuola Enrico Mattei.

HEALTH

In many countries where Eni operates health issues often constitute a serious obstacle to development. This is why Eni pays special attention to this aspect.

In 2001 Eni intensified its relations and cooperation with Italian health institutions and research centers often cooperating also with NGOs with the aim of improving health conditions of communities and developing local health care; in particular:

•	in Venezuela Eni funded a program for the recovery and upgrade of a health care unit in the Catuche community and funded the “Emergent Health Model” project which includes a program addressed to families with health information campaigns, social services and psychological support. A project for the upgrade of health units in the Daciòn area aimed at improving quality and quantity of services supplied is underway;

•	in Kazakhstan, Eni started a project for the restructuring and enlargement of a hospital in a village about 200 kilometers from the capital Astana; in cooperation with other oil companies Eni took part in the restructuring of the Uralsk Regional Hospital and the completion of the maternity ward at the Aktau Hospital;

•	in Pakistan the main projects included the construction of a clinic, health units for mother and child care, dispensaries and mobile clinics to provide health care to remote and isolated villages;

•	in Egypt, two emodialysis units and one ventilation unit were given to the Umberto I Italian Hospital in Cairo, an important reference point for both locals and expatriate Italians;

•	in Angola, Eni continued to help the “Bairro Operario” health center in Luanda by providing medicine and equipment;

•	in Ecuador, Eni continued to support the network of medical units linked via radio with the Villano health center, providing basic assistance and medication to inhabitants of the Pastaza province;

•	in Azerbaijan, the Roll Back Malaria program for the control of malaria was concluded. It was launched in 1999 by Eni and the Ministry for Health of Azerbaijan in cooperation with the World Health Organization (WHO), Unicef, the International Red Cross and Red Crescent Federation (IFRC) and Medici senza Frontiere. It succeeded in reducing by about 90% the rate of infection in the population and the spreading of the disease. Eni continued to support, in cooperation with other oil companies, the Primary Health Care Revitalization project for the overall reorganization of the local health system in the Neftchala and Lenkeran regions, near the Caspian Sea.

Eni is also sponsoring significant medical activities in Italy:

•	Eni started a cooperation project with the Italian League for the fight against cancer. The first step was an information campaign aimed at prevention;

•	Eni continued its cooperation with the University Clinic at the Ospedale Sacco in Milan for the construction of a center of Medical Telematics aimed at improving remote diagnosis and therapy;

•	Eni started cooperating with the Gaslini Institute in Genova on a project called “Dr. Dream: a clown for sick children” aimed at improving the quality of life of hospitalized children through regular visits of clowns to the wards;

•	Eni is funding the “Bambini in Emergenza” association which opened a foster home for abandoned children and Aids suffering children in Bucharest, Romania;

•	Eni continued to support Unicef and its activities with children for the prevention of childhood deseases;

•	Eni is supporting the organization of the Italian Congress for Medicine on the Workplace and Industrial Hygiene.

Through Eni’s health units cooperation was fostered and strengthened between Italian health centers and health centers in the countries where Eni operates, aimed at the training of local personnel and the upgrading of services provided. The following projects are worth mentioning:

•	under the sponsorship of the Lombardia Region, a cooperation agreement between the Sacco Hospital of Milan which has a specific section on tropical medicine and the Talangaï Hospital in the Congo, of which Eni recently funded the restructuring. The Milanese hospital will provide assistance and training to medics and paramedics, as well as courses to administrative personnel and funds for the maintenance of equipment of the Congolese center;

•	an agreement with the National Research Council for hosting Libyan doctors attending an international post-graduate course in cardiology, cardiac surgery and anesthesia at the Department for cardiology and vascular research in Pisa;

•	cooperation with the chemistry institute of the Villa Beretta rehabilitation center near Lecco, supporting research activities in the area of rehabilitation in partnership with other important Italian and foreign institutions (Bioengineering Department of the Milan Polytechnic, Besta Neurological Institute of Milan, Department of Rehabilitation Medicine at the New Jersey University in Newark).

Eni also adhered to the campaign of various governments and multi-lateral institutions for the establishment of “The Global Fund to fight AIDS, Tuberculosis and Malaria” aimed at promoting health projects against these illnesses in Africa.

CULTURE

Eni’s engagement in culture is deployed by various initiatives in cooperation with great institutions and aims at fostering dialogue and interchanges between different cultures and at the conservation and upgrading of historic and artistic heritage.

In 2001 Eni continued its cooperation with great Italian musical institutions:

•	Eni is a member of the La Scala Theater Foundation in Milan, the Teatro la Fenice in Venice and the Accademia Nazionale di Santa Cecilia in Rome. Eni is also a sponsor of the Teatro Regio Foundation in Turin and cooperates with the Rome Opera Theater;

•	Eni shows its attention for the cultural life of a city where various segments of Eni operate by sponsoring the Ravenna Festival, an internationally renowned and highly appreciated music event taking place every summer;

•	in the occasion of the celebration of the centennial of Giuseppe Verdi’s death, Eni sponsored the performance of the “Simon Boccanegra” conducted by Claudio Abbado at the Ferrara theater;

•	Eni continued its cooperation with FAI, the Italian fund for the environment, for which it sponsored a concert of the Solisti Veneti, conducted by Claudio Scimone at the Cagliari theater;

•	Eni continues to sponsor the Spoleto Festival and provides support to the Associazione Musicale Magna Grecia in Taranto, a reference point for young musicians.

Eni continues its cooperation with the Palazzo Ducale in Genoa. In 2001 Eni sponsored the “Viaggio in Italia” exhibition which described a five-century-long journey in Italian courts and cities by means of the works of famous foreign artists travelling to Italy.

Eni continues to sponsor the “Giornate internazionali della ricerca scientifica e tecnologica” in Turin, an important meeting point for scientists and researchers by providing prizes to European research projects in the fields of energy, environment and information.

Eni also:

•	adhered to the establishment of the “COTEC Foundation” aimed at fostering and sponsoring study, research and training in the field of information technology in Italy;

•	cooperated with the Superintendence for Archaeology of the Basilicata Region for the exhibition “Archaeology and Oil” held in Potenza where the extraordinary objects found in the Val d’Agri and Valle del Sauro during the excavation for the Viggiano-Taranto pipeline are shown;

•	cooperated with the Italian Academy in London and the Pompeii Superintendence for the exhibition “Pompeii: Images from the Buried Cities” that was held in Aberdeen in the summer of 2001.

Eni continued to foster initiatives aimed at highlighting the artistic, historic and cultural wealth of the countries where Eni operates. Among these, Eni continues to sponsor the African Film Festival in Milan, as a way to enhance cultural exchange among peoples; the Chair of Archaeology at the University of Palermo that is working at the restoration of the temple of Zeus in Cyrene, Libya and the Museum of Oil in Stavanger, Norway, together with other oil companies operating in that country.

Eni ANNUAL REPORT 2001

RESEARCH AND DEVELOPMENT

In 2001, Eni invested euro 203 million in research and development (euro 234 million in 2000). At December 31, 2001, a total of 1,500 persons were involved in research and development activities (1,706 at December 31, 2000).

During the year, 65 applications for patents were filed in Italy (74 in 2000).

In the course of 2001, many technologies were implemented at the industrial level for the first time:

In the Exploration and Production segment, the innovative 3Drilling technology was applied to the design and drilling of complex trajectory wells, aimed at improving hydrocarbon production in critical geo-environmental conditions and two applications were tested for the Hyperspectrometry & Hydrocarbon Detection technique for the identification of underground hydrocarbon reservoirs through the geological interpretation of aerial imaging. An innovative technology for laying pipes in deep waters, designed and developed for the Blue Stream project, was implemented on board of the Saipem 7000. The two major systems for underwater interventions for the Blue Stream project were completed: an equipment for burying the pipes, capable of operating at a depth of 2,200 meters and a pipe recovery system during laying. The Riser Position Reference System was installed on the Saipem 10000 which represents an innovative advisory for dynamic positioning which takes the drilling riser as its reference point.

In downstream oil, production of a new kind of lubricant base started which allowed to reformulate the main products for automotive and industrial use. Support activities were performed for the commercial launching of the new “Sint Evolution” lubricant line and two new dispersing additives were sold on the market.

In the Petrochemical segment, new expandable styrene polymers were produced with specific shock absorbing features for the construction industry, refrigeration and electronics.

In the course of 2001, many technologies reached an advanced development stage. Some examples are:

In the Exploration and Production segment: the VASPS vertical system for underwater pumping of hydrocarbons and oil/gas separation, developed in cooperation with ExxonMobil and Petrobras became operational. A new drilling technique in deep waters with dual gradient was developed and tested in a well which aims at making the slugs emerging from the well lighter by adding a fluid containing glass bubble. A new floating production concept called “Octabuoy” was developed based on Moss Maritime proprietary technology. An innovative industrial plant was built for natural gas purification based on selective membranes that distinguish methane and other gases, thus reducing costs and environmental impact.

In the area of natural gas enhancement, the testing phase started for the “Fischer-Tropsch wax synthesis” from natural gas at the Sannazzaro refinery. Work continued on the use of highly resistant steel (X100 grade) for the production of pipes for the transmission of large volumes of natural gas for long distances under high pressures. Promising results were obtained in a pilot plant for partial catalytic oxidation of natural gas for obtaining syngas or hydrogen.

In the area of heavy crudes enhancement, important results were obtained in the hydroconversion of residues in the slurry phase by means of the EST (Eni Slurry Technology) which allows for the distillation of ultra heavy residues without by-production of fuel oil, promising real advantages also in downstream oil. A demonstration plant will be built at the Taranto refinery.

In the natural gas segment, great attention is being paid to the monitoring of gas pipelines in unstable grounds. Mathematical models are being built for the environmental and safety analysis of the natural gas transmission network and of some phases of the LNG regasification plant in Panigaglia.

MAJOR RESEARCH AREAS
Reduction of exploration
and development costs
High resolution prospecting
techniques
Field simulation models (*)
Field productivity
enhancement methods (*)
Advanced drilling systems

Process performance
and product differentiation
Advanced process control
Innovative
polymerization catalysis (*)

Feedstock enhancement
Long distance
gas lines (*)
Conversion of gas
into liquid products (*)
Conversion of heavy crudes
into light products (*)

Environmental protection
New formulas
for fuels and lubricants (*)
“Clean” catalytic processes (*)
Air quality monitoring (*)
Reclaiming of polluted soil (*)

(*) Project financed by Eni’s Intercompany Research Fund.

In the field of renewable energy, Eni started the development of the thin film photovoltaic technology with Pacific Solar.

In the Petrochemical segment, the process scheme for 2,6-dymethilnaftalene was optimized and a pilot plant for its pre-industrial experimentation is being designed. New elastomers were developed for the “non-woven” and shoe industries.

In the area of environmental protection, a remediation technique for soils contaminated by organic compounds was developed based on an environment friendly solvent capable of acting on contaminants usually resisting biodegradation (high concentration hydrocarbons, chloridized aromatic compounds, etc.).

Eni ANNUAL REPORT 2001

HEALTH, SAFETY AND
ENVIRONMENT

The issues of health, safety and the environment and public safety are an integral part of the planning, implementation and control processes of Eni’s industrial and commercial operations.

In order to attain the objective of continuous improvement, Eni has been working for years for the certification of its management and audit systems with periodic monitoring of their efficiency. Eni’s industrial sites more exposed to risks in terms of health, safety and the environment have already been certified under the most stringent international standards. Most of them are certified under the ISO 14001 standard, but more and more sites are being certified also under the EMAS standard. In 2001, activities in this area continued.

In the Exploration and Production segment, in 2001, certification was confirmed for the environmental management system under ISO 14001. In the Natural Gas segment, the ISO 14001 certification was confirmed for 23 compressor stations and the Panigaglia LNG terminal. Under the Safety Management Code of the International Maritime Organization 8 certifications were confirmed to tanker ships. Italgas introduced an integrated system for the control of workplace quality and environmental safety referred to one single handbook and a series of procedures for all processes related to the quality of services provided (ISO 9001/2000), environment protection (ISO 14001/1996) and work safety (OHSAS 18001/1999). In the Refining and Marketing segment, 6 new sites obtained the ISO 14001 certification, thus bringing the total to 19 certifications. In the Petrochemical segment, the Priolo plant was certified under EMAS, while Porto Marghera and Porto Torres were certified under ISO 14001. At present 10 plants in Italy and 3 outside Italy have obtained ISO 14001 certification, while 4 sites in Italy obtained EMAS certification.

The diffusion of certifications of management systems led also to the expansion of audit activities in 2001, accident rates showed an improvement as compared to 2000. The accident index was 6.42, with a 16% decrease, while the accident seriousness rate decreased to 0.15, down 25%. To this end a total of 478 audit experts were internally trained.

Training plays a very relevant role in the management of safety and environmental issues. In 2001 a total of 312,087 hours of training were provided to 75,767 participants.

A total of 657 full time employee equivalents were employed by the Group in health, safety and environmental matters.

Eni increased its activities aimed at promoting the development of a more sustainable energy system, in particular:

•	definition and commencement of the zero flaring program, which aims at reducing to zero natural gas flared; when completed this program will contribute to the reduction of CO2 by about 10 million tons/year;

•	participation, with other oil companies, to a comprehensive program for development of more efficient and economical techniques for the separation of CO2 and its geological confinement:

•	increased commitment to the development of more economical technologies in the field of photovoltaic conversion, in cooperation with a qualified international partner.

Eni ANNUAL REPORT 2001

FINANCIAL REVIEW

RESULTS OF OPERATIONS

	1999	2000	2001

	(million €)
Net sales from operations	31,008	47,938	48,925
Other income and revenues	952	905	921
Operating expenses	(22,782)	(34,228)	(34,679)

Gross operating margin	9,178	14,615	15,167
Depreciation, amortization and writedowns	(3,698)	(3,843)	(4,771)

Operating income	5,480	10,772	10,396
Net financial income (expense)	10	64	(259)
Net income (expense) from investments	89	33	(216)

Income before extraordinary income and income taxes	5,579	10,869	9,921
Net extraordinary income (expense)	(528)	(512)	1,837

Income before income taxes	5,051	10,357	11,758
Income taxes	(2,054)	(4,335)	(3,530)

Income before minority interest	2,997	6,022	8,228
Minority interest	(140)	(251)	(477)

Net income	2,857	5,771	7,751

Eni’s consolidated financial statements at December 31, 2001 showed a record net income of euro 7,751 million, with an increase of euro 1,980 million over 2000, up 34.3%, mainly due to: (i) an euro 2,349 million increase in net extraordinary income related to higher gains on disposals (euro 3,387 million) generated in particular by the offering of 40.24% of the share capital of Snam Rete Gas SpA, the sale of part of the Group’s real estate portfolio and of the Polyurethane business in the Petrochemical segment, offset in part by an euro 1,038 million increase in extraordinary expense due to higher restructuring charges, in particular in the Petrochemical segment; (ii) lower income taxes (euro 805 million) mainly related to the effects of the voluntary revaluation of assets as per Law 342/2000 carried out by some of Eni’s subsidiaries in 2000. These positive factors were offset in part by: (i) an euro 376 million decrease in operating income (down 3.5%) due in particular to the decline in oil prices; (ii) the negative change amounting to euro 323 million in the balance of financial income/expense due to higher net borrowings; (iii) the negative change amounting to euro 249 million in the balance of income/loss on investments due mainly to higher losses recorded by subsidiaries; (iv) the share of profits of Snam Rete Gas attributed to minorities due to the offering (euro 232 million).

Despite the 16% decline in selling prices realized by Eni on oil and the euro 336 million decrease in operating income generated by the Petrochemical segment, net income before non-recurring items (minus euro 1,994 million) and the attribution to minorities of net income generated by Snam Rete Gas (plus euro 232 million) increased by 3.2% (euro 5,989 million as compared to euro 5,804 million in 2000).

Cost reduction and efficiency improvement actions allowed to obtain savings amounting to euro 475 million (including Lasmo), offsetting almost completely increases due to salary increases, inflation and the effect of the appreciation of the dollar over the euro. Savings obtained in 2001 brought total savings in the 1999-2001 period to euro 1,199 million, or 40% of the euro 3 billion target set for 2005.

Return on average capital employed (ROACE) increased significantly to 24% (21.5% in 2000).

Eni’s operating income (euro 10,396 million) decreased by euro 376 million over 2000, down 3.5% (1.7% without taking into account the impact of non-recurring items) due to:

•	a decrease in operating income generated by the Exploration and Production segment (euro 619 million, down 9.4%), due to the decline in selling prices realized by Eni on oil (down 16%),

Certain market indicators

	2000	2001

Average price of Brent dated crude oil(1)	28.39	24.46
Average European refining margin(2)	3.99	1.97
Euro/USD Exchange rate	0.924	0.896
Euribor - Euro three month rate(3)	4.4	4.3

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude, lead free gasoline. Eni calculations based on Platt’s Oilgram data.

(3)	Percentage.

whose effects were offset in part by the contribution of the acquisition of Lasmo (euro 275 million), increased natural gas production sold in Italy (5.4 million boe, up 6.1%), higher selling prices realized by Eni on natural gas (up 2%), the appreciation of the dollar over the euro (up 3%) and lower costs;

•	an euro 336 million increase in losses registered by the Petrochemical segment (its operating loss amounted to euro 332 million as compared to the operating income of euro 4 million generated in 2000) due mainly to a decline in product margins (down 14%) and volumes sold (down 6.8%) related to the decline in demand for petrochemical products, as well as the effect of lower prices on inventories evaluation.

These decreases were offset in part by:

•	an increase in operating income generated by the Natural Gas segment (euro 456 million, up 14.5%), due mainly to higher margins on primary distribution, a decrease in costs, as well as higher volumes sold in Italy and outside Italy in secondary distribution, whose effects were offset in part by a change in the sale mix of products sold in primary distribution and lower margins in secondary distribution;

•	an increase in operating income of the Oilfield Services and Engineering segment (euro 111 million, up 77.1%), resulting from the positive trend of the oilfield services activity;

•	an increase in operating income of the Electricity Generation segment (euro 38 million, up 135.7%), resulting mainly from higher selling margins of electricity.

Operating income generated by the Refining and Marketing segment (euro 985 million) remained at approximately the same level of year 2000, as the decline in refining margins (margin on Brent was down 50.6%) was almost completely offset by an increase in retail margins of refined products in Europe, lower provisions to the reserve for environmental charges and lower costs.

NET SALES FROM OPERATIONS

	1999	2000	2001

	(million €)
Exploration and Production	6,840	12,308	13,960
Natural Gas	9,900	13,935	15,495
Electricity Generation		492	603
Refining and Marketing	14,415	25,462	22,083
Petrochemicals	4,096	6,018	4,761
Oilfield Services and Engineering	2,988	2,146	3,114
Other activities	555	608	695
Activities to be divested	83
Consolidation adjustment	(7,869)	(13,031)	(11,786)

	31,008	47,938	48,925

Eni’s net sales from operations amounted to euro 48,925 million, representing an euro 987 million increase over 2000, up 2.1%, due mainly to higher prices of natural gas, higher hydrocarbon production sold, the appreciation of the dollar over the euro and higher activity levels in the Oilfield Services and Engineering segment. These positive factors were offset in part by the decline in international oil prices and in the prices of main downstream products, as well as in volumes of petrochemical products sold.

Net sales from operations generated by the Exploration and Production segment (euro 13,960 million) increased by euro 1,652 million, up 13.4%, due mainly to: (i) an increase in hydrocarbon production sold (72 million boe, up 17%) mainly related to the acquisition of

Lasmo; (ii) the appreciation of the dollar over the euro; (iii) higher prices realized by Eni on natural gas (up 2%); (iv) increased resales of purchased hydrocarbons (39 million boe). These positive factors were offset in part by lower selling prices realized by Eni on oil (down 16%).

Net sales from operations generated by the Natural Gas segment (euro 15,495 million) increased by euro 1,560 million, up 11.2%, mainly due to higher natural gas prices.

Net sales from operations generated by the Electricity Generation segment (euro 603 million) increased by euro 111 million, up 22.6%, due mainly to the fact that in 2001 Eni began to sell purchased electricity to eligible customers and to higher electricity prices.

Net sales from operations generated by the Refining and Marketing segment (euro 22,083 million) decreased by euro 3,376 million, down 13.3%, due to the decline in prices in euro of refined products (in Italy retail diesel fuel and gasoline decreased by 9 and 8.7% respectively) and lower resales of purchased crudes (3.6 million tons).

Net sales from operations generated by the Petrochemical segment (euro 4,761 million) decreased by euro 1,257 million, down 20.9%, due to a 13.9% decrease in average selling prices of products and a 6.8% decrease in volumes sold, also related to the sale of the Polyurethane business.

Net sales from operations generated by the Oilfield Services and Engineering segment (euro 3,114 million) increased by euro 968 million, up 45.1%, due to increased activities in particular in oilfield services.

OPERATING EXPENSES

	1999	2000	2001

	(million €)
Purchases, services and other	20,000	31,442	31,828
Payroll and related costs	2,782	2,786	2,851

	22,782	34,228	34,679

Operating expenses in 2001 (euro 34,679 million) increased by euro 451 million over 2000, up 1.3%, due primarily to: (i) increased purchase costs of natural gas; (ii) the inclusion of Lasmo in the scope of consolidation; (iii) increased activity levels in the Oilfield Services and Engineering segment; (iv) higher resales of purchased hydrocarbons (13 million boe); (v) the appreciation of the dollar over the euro. Such increases were offset in part by: (i) lower international prices of oil-based raw materials and petrochemical feedstocks; (ii) lower production in the Petrochemical segment (702,000 tons, down 8.2%) related also to the sale of the Polyurethane business; (iii) lower costs due to streamlining and efficiency improvement actions which offset almost entirely salary increases, the effects of inflation and the appreciation of the dollar over the euro.

Payroll and related costs (euro 2,851 million) increased by euro 65 million, up 2.3%, due essentially to the inclusion of Lasmo in the scope of consolidation, the effect of new hiring on a fixed term base in Oilfield Services and Engineering segment, as a result of increased activity levels, and the 2.6% increase in unit labor costs in Italy. These factors were offset in part by a decline in Eni’s average workforce in Italy by approximately 2,800 employees related to streamlining.

DEPRECIATION, AMORTIZATION AND WRITEDOWNS

	1999	2000	2001

	(million €)
Exploration and Production	1,654	2,364	3,163
Natural Gas	1,045	454	485
Electricity Generation		20	15
Refining and Marketing	476	502	508
Petrochemicals	284	273	251
Oilfield Services and Engineering	109	144	203
Other activities	24	31	46

Total depreciation and amortization	3,592	3,788	4,671
Writedowns	106	55	100

	3,698	3,843	4,771

Depreciation, amortization and writedown charges (euro 4,771 million) increased by euro 928 million over 2000, up 24.1%, in particular in the Exploration and Production segment, resulting from the inclusion of Lasmo in the scope of consolidation (euro 810 million).

OPERATING INCOME

	1999	2000	2001

	(million €)
Exploration and Production	2,834	6,603	5,984
Natural Gas	2,580	3,150	3,606
Electricity Generation		28	66
Refining and Marketing	478	986	985
Petrochemicals	(362)	4	(332)
Oilfield Services and Engineering	149	144	255
Other activities	(199)	(143)	(168)

	5,480	10,772	10,396

Exploration and Production

Operating income in 2001 totaled euro 5,984 million, a decrease of euro 619 million over 2000, down 9.4%, due mainly to: (i) lower selling prices realized by Eni on oil (down 16%); (ii) lower oil production sold in Italy (3.5 million barrels, down 12.5%) and outside Italy (4 million barrels, down 1.7%, excluding Lasmo’s contribution); (iii) writedowns of assets (euro 88 million). These negative factors were offset in part by: (i) the contribution of Lasmo (euro 275 million); (ii) increased natural gas production sold in Italy (5.4 million boe, up 6.1%) related to higher withdrawals from storage; (iii) higher prices realized by Eni on natural gas (up 2%); (iv) the appreciation of the dollar over the euro; (v) cost reductions (approximately euro 137 million) related to synergies deriving from the integration of purchased companies, the rationalization of exploration expenditure and streamlining.

INCOME STATEMENT OF LASMO

2001

(million €)
Net sales from operations	1,586
Operating expenses	(501)

Gross operating margin	1,085
Depreciation, amortization and writedowns	(532)

Operating income before amortization of the difference of purchase price over net equity	553
Amortization of the difference of purchase price over net equity	(278)

Operating income	275

Natural Gas

Operating income in 2001 amounted to euro 3,606 million with an increase of euro 456 million, up 14.5% over 2000, due essentially to: (i) higher margins for natural gas sold in primary distribution1, related to the appreciation of the dollar over the euro and to the effects of the positive trend of parameters to which the price of natural gas is contractually indexed as compared to that of supplies, especially in the first half of 2001; (ii) lower costs (approximately euro 56 million) related to streamlining and disposals which were partly offset by salary increases and inflation; (iii) increased volumes sold in secondary distribution in Italy (0.21 billion cubic meters, up 2.7%) and outside Italy (0.43 billion cubic meters, up 12.4%). These positive factors were offset in part by: (i) a change in the sales mix in primary distribution, related to the higher share of volumes sold in Europe destined to Italy; (ii) lower margins in secondary distribution related to the new tariff regime imposed by the Authority for Electricity and Gas with decision No. 237 of December 28, 20002.

Electricity Generation

Operating income in 2001 amounted to euro 66 million, an euro 38 million increase, up 135.7%, due mainly to higher margins on electricity sales, in particular in the fourth quarter, resulting from the positive trend in the fuel scenario. The increase in electricity and steam production sold and margins of trading activities (operational since January 2001) contributed also to the increase in operating income.

Refining and Marketing

Operating income for 2001 amounted to euro 985 million, substantially stable on the high levels of 2000, due to: (i) higher selling margins on European retail markets and higher LPG margins; (ii) lower provisions to the environmental risk reserve (euro 95 million); (iii) lower costs (approximately euro 100 million) related to streamlining that substantially offset salary increases, inflation and the appreciation of the dollar over the euro; (iv) lower writedowns of assets (euro 36 million); (v) a profit relating to withdrawals from inventories (euro 36 million). These positive factors were offset by a decline in refining results due to a price environment less positive than the exceptional scenario of 2000, whose effects were offset in part by higher margins for the refineries located on continental Italy (resulting from increased CIF/FOB differentials), higher processing yields related also to the higher profitability of crudes supplied, and the appreciation of the dollar over the euro.

(1)	With a decision published on June 26, 2001, the Council of State confirmed decision No. 193 of December 22, 1999 of the Authority for Electricity and Gas which ordered, from January 1, 2000, a decrease of 23.7 lire per cubic meter in the final tariffs of natural gas charged by companies distributing natural gas, with reference to the portion of the tariff aimed at covering raw material costs. In 2000 Eni prudentially allocated such amounts to the reserve for contingencies awaiting for the conclusion of appeals. This decision of the Council of State therefore had no effects on the change in margins.

(2)	On June 13, 2001, the Regional Administrative Court of Lombardia accepted the claim of the association of companies distributing natural gas to non-eligible customers who disputed the parameters used by the Authority for determining the cost of capital employed which in turn determines the revenues threshold of such companies. The Authority filed a claim to the Council of State against the Court’s decision. Eni applied the criteria suggested by the Authority to its determination of revenues.

Petrochemicals

In 2001 the Petrochemical segment registered an operating loss amounting to euro 332 million, as compared to an operating income of euro 4 million generated in 2000. This euro 336 million decline was due to: (i) the negative impact of the decline in prices on the evaluation of stocks (euro 100 million as compared to the positive effect of euro 80 million of 2000); (ii) lower product margins (down in average 14%) due to a decline in selling prices, only partly offset by the decline of prices in euro of oil-based feedstocks; (iii) a 6.8% decline in volumes sold related to declining demand, lower product availability and the sale of the Polyurethane business. These negative factors were offset in part by lower costs related to streamlining and divestments (approximately euro 92 million), only partially offset by salary increases and inflation and by lower recurring environmental charges.

Oilfield Services and Engineering

Operating income in 2001 amounted to euro 255 million, with an euro 111 million increase over 2000, up 77.1%. Operating income of oilfield services amounted to euro 256 million, with an increase of euro 115 million, up 81.6%, due to the contribution of the Blue Stream contract, an increased use of the Scarabeo 7 and Saipem 10000 vessels, the recovery of demand and higher profitability of orders in the Onshore construction area, whose effects were offset in part by higher depreciation and amortization charges related to the entry into service of new vessels and investments concerning ongoing projects. Engineering activities registered an operating breakeven as compared to the income of euro 3 million generated in 2000. This decline is due mainly, to the prudential provision to the reserve for contingencies on nearly completed projects in the Chemicals and fertilizers area, offset in part by the proceeds recorded after the payment of insurance damage, improvements in the Field upstream facilities and pipelines and Energy areas and the contribution of the contract for the construction of the high capacity/high velocity train tracks from Milan to Bologna. The results obtained from the completion of joint venture projects (euro 22 million in 2001 and euro 16 million in 2000) are recorded under investments.

Other Activities

This area includes Eni’s corporate and financial overhead costs as well as the operating results of insurance and service businesses (administration, technical services and IT), in addition to those of EniTecnologie SpA, Eurosolare SpA and Tecnomare SpA. Operating losses amounted to euro 168 million (euro 143 million in year 2000).

NET FINANCIAL EXPENSE

	1999	2000	2001

	(million €)
Net financial expense	(217)	(302)	(433)
Income on receivables related to operations and deferred tax assets	254	201	184
Exchange difference, net	(27)	165	(10)

	10	64	(259)

Net financial expense totaled euro 259 million, as compared to net financial income of euro 64 million in 2000. The euro 323 million negative change is due to higher financial charges (euro 131 million), related to an increase in average net borrowings of approximately euro 3,400 million, as well as to the fact that in year 2000 an euro 99 million exchange rate income was recorded on dividend payment to Eni SpA from a foreign subsidiary.

NET INCOME FROM INVESTMENTS

Net expense on investments amounted to euro 216 million (as compared to a net income of euro 33 million in 2000) and represented the balance between euro 491 million expense on investments and euro 275 million income on investments. Expense on investments was primarily due to Eni’share of losses on investments accounted for under the equity method as well as losses on investments accounted for under the cost method (euro 486 million) to Polimeri Europa Srl (euro 209 million, including non recurring items for euro 100 million), Galp Energia SGPS SA (euro 144 million, including goodwill amortization for euro 107 million and non recurring items for euro 82 million), Blu SpA (euro 57 million) and Albacom SpA (euro 42 million).

Income from investments (euro 275 million) were mainly related to: (i) Eni’s share of income on investments accounted for under the equity method (euro 158 million) relating in particular the Natural Gas segment (euro 81 million), the Refining and Marketing segment (euro 43 million), and the Oilfield Service and Engineering segment (euro 21 million); (ii) gains on disposals (euro 76 million) related mainly to the sale of 15% of Saras SpA-Raffinerie Sarde (euro 38 million) and 4.7% of Nuovo Pignone Holding SpA (euro 36 million); (iii) dividend paid by affiliates accounted for under the cost method.

The euro 249 million negative change was mainly related to the euro 209 million losses of Polimeri Europa Srl (as compared to a net income of euro 35 million in 2000) and higher losses of Galp Energia SGPS SA (euro 99 million), whose effects were partially offset by increased gains on disposals (euro 35 million) and lower losses of Albacom SpA (euro 39 million).

NET EXTRAORDINARY EXPENSE

	1999	2000	2001

	(million €)
Gains on disposals	77	86	3,472
Other extraordinary income	26	146	173

Extraordinary income	103	232	3,646

Restructuring costs:
- provisions for risks and contingencies	(330)	(182)	(885)
- writedowns of fixed assets and losses from investments	(169)	(33)	(574)
- losses on disposals, transfers and exclusion from consolidation		(1)	(33)
- cost of redundancy incentives	(110)	(202)	(237)

	(609)	(418)	(1,729)
Other extraordinary expense	(22)	(326)	(80)

Extraordinary expense	(631)	(744)	(1,809)

	(528)	(512)	1,837

Gains on disposals (euro 3,473 million) related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular, gains on disposal were primarily due to: (i) the public offering of 40.24% of the share capital of Snam Rete Gas (euro 2,453 million)3; (ii) the sale of Eni’s interest in Immobiliare Metanopoli (euro 348 million) and other real estate (euro 403 million) within Eni’s real estate divestment program; (iii) the sale of the Polyurethane business in the Petrochemical segment (euro 211 million).

Other extraordinary income for euro 173 million related primarily to the release for redundancy of the reserve for contingencies of euro 112 million due to the annulment by the Council of State of the fine imposed on AgipPetroli by the Antitrust Authority for alleged horizontal cartel with other oil companies. The reserve had been prudentially recorded in year 2000.

Provisions for risks of euro 885 million related to charges for restructuring and divestments in the Petrochemical segment (euro 616 million) and environment remediation in the Petrochemical (euro 91 million), Refining and Marketing (euro 77 million) and Natural Gas (euro 44 million) segments.

(3)	The gain derives from the difference between the offering price of Snam Rete Gas shares and the corresponding consolidated equity, which does not include the voluntary revaluation of assets, performed by Snam SpA in 2000 as per Law 342/2000, which is eliminated based on the principle of uniformity of evaluation criteria as per article 34 of Legislative Decree 127/91.

Writedowns for euro 574 million concerned the writedown of fixed assets in the Petrochemical segment.

Redundancy incentives of euro 237 million concerned primarily the Exploration and Production segment (euro 101 million), the Natural Gas segment (euro 44 million), the Refining and Marketing segment (euro 42 million), the Petrochemical segment (euro 39 million).

NON-RECURRING ITEMS

	1999	2000	2001

	(million €)
Writedowns of assets	(106)	(55)	(100)
Revaluations of assets	113
Revaluations (writedowns) of inventories	134	80	(69)

Non-recurring items in operating income	141	25	(169)
of which:
- Exploration and Production	120		(88)
- Natural Gas	(26)	(5)	(3)
- Refining and Marketing	94	(45)	22
- Petrochemicals	(43)	79	(100)
- Other	(4)	(4)
Net extraordinary income (expense)	(528)	(512)	1,837
Non-recurring financial income	95
Non-recurring expense on investments			(182)

Non-recurring items before taxes	(292)	(487)	1,486
Taxes (estimated)	102	508	508
Minority interest		(54)

Non-recurring items after taxes	(190)	(33)	1,994

Positive non-recurring items (euro 1,994 million) including fiscal effects concerned: (i) net expense of euro 137 million in operating income related to the writedown of assets in the Exploration and Production segment and the negative effect of inventory evaluation, mainly in the Petrochemicals segment; (ii) non-recurring charges on subsidiaries accounted for with the equity method (euro 116 million); (iii) net extraordinary income (euro 2,247 million).

INCOME TAXES

Income taxes (euro 3,530 million) decreased by euro 805 million over 2000, due to: (i) the effect of the application in 2000 of the voluntary revaluation of assets as per Law 342/2000; (ii) a higher taxable income at the reduced 19% rate as provided for by Legislative Decree No. 466/97 related to dual income tax; (iii) a decrease in Irpeg rate (from 37 to 36%). These positive factors were offset in part by increased tax rates of foreign subsidiaries.

Effective tax rate was 30% as compared with a statutory tax rate of 40.9%. This 10.9 percentage point difference was due to: (i) permanent timing differences for 7.6 percentage points (of which 7.2 related to the gain recorded in Eni’s consolidated financial statements following the offering of 40.24% of the share capital of Snam Rete Gas4); (ii) the effect of the application in 2000 of the voluntary revaluation of assets as per Law 342/2000 for 4.6 percentage points; (iii) for 2.3 percentage points the effect of the application of a favourable tax regime as provided for by certain Italian tax laws (for example the law on dual income tax, Law 383/2001 which provides

(4)	Gains on the offering of Snam Rete Gas are not subject to income taxes due to the fact the substitute tax paid on a 19% basis in application of Law 342/2000 was recorded by increasing Eni consolidated accounts of the book value of assets transferred to Snam Rete Gas, consequently affecting the measure of the gain. Substitute taxes will be charged to Eni consolidated income statements in line with the amortization process of relevant assets.

for fiscal incentives to new investments, and substitute taxes allowed on gains on disposals); (iv) for 1.4 percentage points for other reasons. These effects were partially offset by the higher rate of taxes on part of foreign subsidiaries (5.0 percentage points).

Income taxes of foreign subsidiaries in the Exploration and Production segment amounted to euro 2,028 million, representing a euro 84 million increase over 2000 reflecting the acquisition of Lasmo partially offset by lower oil prices.

MINORITY INTERESTS

Minority interests (euro 477 million) increased by euro 226 million over 2000, due in particular to the share of profits of Snam Rete Gas SpA attributed to minorities and higher net income earned by Saipem SpA, partially offset by lower net income earned by Italgas SpA.

CONSOLIDATED BALANCE SHEET

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Non-current assets
Net fixed assets	26,797	33,314
Intangible assets	2,391	2,843
Investments	4,223	3,012
Accounts receivable financing and securities related to operations	1,659	1,936
Net accounts receivable (payable) in relation to investments	(825)	(653)

	34,245	40,452
Net working capital	(1,973)	(910)
Reserve for employee termination indemnities	(457)	(465)

Net capital employed	31,815	39,077

Shareholders’ equity	22,401	27,483
Minority interests	1,672	1,706
Net borrowings	7,742	9,888

Total liabilities and shareholders’ equity	31,815	39,077

At December 31, 2001, net capital employed totaled euro 39,077 million, representing an increase of euro 7,262 million over December 31, 2000, due mainly to the completion of the acquisition of Lasmo in the Exploration and Production segment. The share of Exploration and Production and Natural Gas segments on Eni’s net capital employed reached 77.9% (72.7% as of December 31, 2000); while the share of the Refining and Marketing and Petrochemicals segments declined to 13.6% (22.4% as of December 31, 2000). The debt to equity ratio was of 0.34 (0.32 as of December 31, 2000).

Net fixed assets (euro 33,314 million) were primarily related to the Exploration and Production (62.2%), Natural Gas (18.3%), and Refining and Marketing (10%) segments. Provisions for depreciation, amortization and writedowns (euro 37,807 million) represented 53.2% of gross fixed assets (56.3% at December 31, 2000).

Investments in unconsolidated subsidiaries and affiliates (euro 3,012 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 755 million), 100% of Polimeri Europa Srl (euro 257 million), 50% of Blue Stream Pipeline Company BV (euro 214 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 190 million), 10.4% of Nigeria LNG Ltd (euro 129 million), 35% of Albacom SpA (euro 108 million), 50% of Transmediterranean Pipeline Co Ltd (euro 103 million), 49% of Superoctanos Ca (euro 90 million) and 50% of Raffineria di Milazzo SpA (euro 82 million).

Accounts receivable financing and securities related to operations (euro 1,936 million) were made up primarily by loans made by Eni’s financial subsidiaries on behalf of Eni’s operating subsidiaries, in particular in the Natural Gas segment (euro 907 million), by companies in the Exploration and Production segment (euro 729 million) and by those in the Petrochemical segment (euro 218 million, of which euro 216 million made to Polimeri Europa Srl).

NETWORKING CAPITAL

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Inventories	3,120	2,813
Trade accounts receivable	9,186	9,239
Trade accounts payable	(4,903)	(5,022)
Tax liabilities	(5,629)	(4,230)
Reserve for contingencies (1)	(4,349)	(5,340)
Other operating assets and liabilities (2)	602	1,630

	(1,973)	(910)

(1)	Include, among other things, the reserve for site restoration and abandonment for euro 1,963 million (euro 1,698 at December 31, 2000) and the loss adjustment and actuarial reserve for euro 535 million (euro 604 at December 31, 2000).

(2)	Include accounts receivable financing and securities related to operations for euro 944 million (euro 697 at December 31, 2000) and securities covering technical reserves of insurance companies for euro 436 million (euro 362 million at December 31, 2000).

NET BORROWINGS

Net borrowings amounted to euro 9,888 million, an euro 2,146 increase over December 31, 2000.

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Debts and bonds	11,044	12,548
Cash	(1,244)	(1,305)
Securities not related to operations	(1,456)	(1,252)
Non operating receivables financing	(550)	(74)
Other	(52)	(29)

	7,742	9,888

Debts and bonds amounted to euro 12,548 million, of which 6,464 were short-term (including the share of long term debts due within twelve months for euro 1,292 million) and 6,084 were medium and long-term.

RECLASSIFIED CASH FLOW STATEMENT
AND CHANGE IN NET BORROWINGS

	1999	2000	2001

	(million €)
Net income before minority interest	2,997	6,022	8,228
as adjusted:
- depreciation, amortization and other non monetary items	3,869	4,307	4,942
- net gains on disposals of assets	(60)	(82)	(170)
- dividends, interest, extraordinary income (expense) and income taxes	2,618	4,990	2,038

Cash generated from operating income before changes in working capital	9,424	15,237	15,038
Changes in working capital related to operations	(660)	(1,592)	(113)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(516)	(3,062)	(6,695)

Net cash provided by operating activities	8,248	10,583	8,146
Capital expenditure	(5,483)	(5,431)	(6,577)
Acquisitions	(114)	(3,483)	(3,082)
Disposals	295	277	2,114
Other investments and divestments	(446)	(69)	(88)

Free cash flow	2,500	1,877	513
Borrowings (repayment) of debt related to financing activities	(433)	111	994
Changes in short and long term financial debt	(294)	121	(534)
Dividends paid and changes in minority interests and reserves	(1,311)	(2,118)	(950)
Effect of change in consolidation and exchange differences	(29)	41	38

NET CASH FLOW FOR THE PERIOD	433	32	61

Free cash flow	2,500	1,877	513
Net borrowings of acquired companies		(901)	(1,582)
Net borrowings of divested companies	3	20	185
Exchange differences on net borrowings and other changes	(389)	(353)	(312)
Dividends paid and changes in minority interests and reserves	(1,311)	(2,118)	(950)

CHANGE IN NET BORROWINGS	803	(1,475)	(2,146)

Net cash provided by operating activities (euro 8,146 million), gains on disposals (euro 2,299 million) and the proceeds from the offering of 40.24% of share capital of Snam Rete Gas (euro 2,203 million) enabled Eni to cover 88% of financial requirements related to: (i) the high level of capital expenditures in tangible and intangible assets and investments (euro 11,241 million); (ii) the payment of dividend for year 2000 made by Eni SpA (euro 1,664 million); (iii) the share buy-back program (euro 1,494 million).

Income before minority interests has been adjusted to take into account depreciation, amortization and other non-cash items (euro 4,942 million). Adjustments concerned primarily depreciation and amortization of tangible and intangible assets (euro 4,671 million), writedowns of fixed assets and investments (euro 571 million) and a decrease in the reserve for contingencies (euro 323 million) relating primarily to the reversal (euro 200 million) made in the Natural Gas segment of the provision recorded in year 2000 as a result of Decision No. 193/1999 of the Authority for Electricity and Gas relating to the price of natural gas, as well as to the reversal of the loss adjustment and actuarial reserve made by Eni’s insurance subsidiaries (euro 79 million).

Adjustments for dividends, interest, extraordinary income/expense and income taxes (euro 2,038 million) concerned: (i) income taxes (euro 3,530 million); (ii) net financial expense (euro 385 million); (iii) offset in part by net extraordinary income (euro 1,837 million).

The increase in net working capital (euro 197 million) is mainly due to the decrease in trade accounts payable and other (euro 420 million) which reflects the deferral to year 2001 of the payment of excise taxes due for year 2000, partly offset by a decrease in inventories (euro 179 million) due to withdrawals from inventories in particular of oil and refined products in the Refining and Marketing segment.

Dividends received, interest, extraordinary income (expense) and income taxes paid during the year (euro 6,695 million) concerned primarily the payment of income taxes for euro 6,189 million, of which euro 2,166 million relating to the payment of the substitute tax due on the voluntary revaluation of assets as per Law 342/2000 carried out by some of Eni’s subsidiaries in year 2000.

CAPITAL EXPENDITURE

	1999	2000	2001

	(million €)
Exploration and Production	3,268	3,539	4,276
Natural Gas	906	780	802
Electricity Generation		14	263
Refining and Marketing	524	533	496
Petrochemicals	289	265	361
Oilfield Services and Engineering	425	245	304
Other activities	55	55	75

Capital expenditure in tangible and intangible assets (1)	5,483	5,431	6,577
		4,384	4,664

Investments	5,483	9,815	11,241

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 213, 207 and 190 million in 1999, 2000 and 2001, respectively.

Capital expenditure amounted to euro 6,577 million (net of related recognized grants of euro 102 million). Of these, 81% related to the Exploration and Production, Natural Gas and Electricity Generation segments, while 63% of the total was directed outside Italy. Information on capital expenditure made in the year is included in the operating review.

Capital expenditure for investments amounted to euro 4,664 million and referred in particular to the completion of the acquisition of Lasmo for a total of euro 4,128 million (including net borrowings for euro 970 million), the purchase of 50% of Polimeri Europa — the remaining 50% already owned by Eni — (euro 204 million), the share capital increase related to the two telecoms affiliates Albacom SpA (euro 53 million) and Blu SpA (euro 26 million), the purchase of three engineering companies (for a total of euro 69 million) in the oilfield services activity and the purchase of an interest in a company engaged in the marketing of refined products in Brazil (euro 34 million).

Disposals (euro 2,299 million, including net debt transferred of euro 185 million) concerned: (i) the sale of the entire interest in Immobiliare Metanopoli and of part of Eni’s real estate (for a total of about euro 1,400 million, of which euro 60 million of transferred net debt); (ii)the sale of the Polyurethane business in the Petrochemical segment (euro 428 million); (iii) the sale of 15% of Saras SpA-Raffinerie Sarde (euro 59 million); (iv) the sale of 4.7% of Nuovo Pignone Holding SpA (euro 46 million).

Divestments (euro 994 million) included among other things reimbursement of short term accounts receivable financing.

Cash flow generated by shareholders’ equity (euro 950 million) consisted primarily of dividend distributions for fiscal year 2000 carried out by Eni SpA for a total amount of euro 1,664 million, the purchase own shares for euro 1,494 million, dividends distributed by Italgas SpA (euro 36 million) and by Saipem SpA (euro 15 million); these outflows were partly offset by the euro 2,203 million inflow generated by the offering of 40.24% of the share capital of Snam Rete Gas.

Eni ANNUAL REPORT 2001

OTHER INFORMATION

CORPORATE GOVERNANCE

In its meeting of January 20, 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies. On that occasion, the Board — pursuant to a thorough review of the matter — underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In accordance with the request of Borsa Italiana SpA, follows information on Eni’s corporate governance systems.

The Board of Directors: centrality, competencies, delegate powers

The Board of Directors is the central element of Eni’s corporate governance system. Its responsibilities include the definition, application and updating of corporate governance rules, the determination of strategic guidelines at the Company and Group level, and the verification of control systems required to monitor corporate performance. In addition to exclusive competencies entrusted to it by art. 2381 of the Civil Code, the Board makes decisions related to resolutions to be adopted in Shareholder’s meetings of main subsidiaries and approval of major sales and acquisitions of amounts exceeding euro 26 million.

The Board’s Chairman is entrusted with powers to conduct strategic international relations.

The Chairman and Managing Director refer at each meeting to Board of Directors and Board of Statutory Auditors for what entails the exercise of delegate powers, the provision of adequate information on actions undertaken and, in particular, any anomalous, atypical or unusual operations that may surface in exercising such delegate powers. Special emphasis is placed on operations with related entities. These concern ordinary management, are settled based on market conditions and reported in the notes to the financial statements.

Board meetings are convened every month. In 2001 the Board of Directors met 13 times. In the first half of 2002 the Board is expected to meet 6 times. Eni’s by-laws do not indicate a specific frequency of meetings.

The Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board of Directors meetings, and, in concert with the Managing Director, defines agenda items. Notice is sent within five days of the meeting’s date, at least 48 hours in advance in case of urgency and at least 24 hours in advance in case of extreme urgency. Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions.

In 2001 on average 88% of directors participated to Board meetings and 90% of independent directors.

Composition of Board of Directors and Board of Statutory Auditors

The Board of Directors is made up by nine members. The Board of Statutory Auditors comprises five auditors and two substitute auditors. Their mandate expires with the Meeting convened to examine financial statements as of December 31, 2001. Appointment of Board of Directors and Board of Statutory Auditors members is regulated by articles 17 and 28 of the by-laws, which call for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Directors and the Board of Statutory Auditors. The lists of candidates include a resume of each candidate. One member of the Board of Directors and the Chairman of the Board of Statutory Auditors are appointed by the Economy and Finance Minister, in concert with the Minister of Productive Activities, as per article 6 of Eni’s by-laws.

The Board of Directors is formed by the Chairman, Gian Maria Gros-Pietro, the Managing Director, Vittorio Mincato, directors, Domenico Siniscalco, appointed as per article 6 of Eni’s by-laws, Mario Giuseppe Cattaneo, Alberto Clô, Umberto Colombo, Renzo Costi, Luigi De Paoli, Giulio Marcello Sapelli. Of these, the latter six are independent, having no relationship of an economic or any other nature with the company or its shareholders such as to influence their autonomous judgment and proper execution of their functions.

The Board of Statutory Auditors is made up of the Chairman, Andrea Monorchio, four auditors, Luigi Biscozzi, Filippo Duodo, Riccardo Perotta, Mario Sica and two substitute auditors, Fernando Carpentieri and Giorgio Silva.

On December 19, 2001 the Extraordinary Shareholders’ Meeting modified art. 28 of Eni’s by-laws in order to include the provisions contained in the Decree of the Minister of Justice no. 162 of March 30, 2000, concerning the honorability and professional requirements of auditors of listed companies. The by-laws state that at least two auditors and one substitute auditor are chosen among chartered auditors and must have performed auditing activities for at least three years and that auditors provided with these requirements must be chosen among those provided with the level of professionalism described in Decree 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology.

Board member compensation is determined by the Shareholders’ Meeting, while remuneration levels of Chairman and Managing Director are determined by the Board of Directors. Additionally, the Board defines, based on proposals submitted by the Compensation Committee, compensation policies applicable to Group corporate executives. In line with Consob provisions, the Report of Directors and the notes to Eni SpA’s financial statements indicate: (i) number of shares of Eni SpA and of Eni companies held by board members, statutory auditors and the general manager; (ii) compensation paid to board members, statutory auditors and the general manager; (iii)subscription rights for Eni shares assigned to board members, statutory auditors and the general manager.

In 2001, a 41% share of the remuneration of the Chairman and of the Managing Director was variable, a 38% share of that of the top management.

Board Activities and Committees

The Board of Directors normally meets once a month. Meeting dates are made public for meetings convened to examine regular financial statements, as required by current laws.

In order to carry out its tasks more effectively, the Board of Directors has instituted two Committees, the Audit Committee and Compensation Committee, which are formed exclusively by independent, non-executive Board members. The Audit Committee is comprised by Mario Giuseppe Cattaneo, Renzo Costi, Luigi De Paoli and Giulio Marcello Sapelli; the Compensation Committee is comprised by Alberto Clô, Umberto Colombo and Luigi De Paoli.

Audit Committee

The Audit Committee, based on the decision adopted by the Board of Directors on October 18, 2000, holds functions of supervision and proposal in the area of monitoring general management issues, in particular: (i) it evaluates the adequacy of Eni SpA’s and Eni Group companies’ internal audit functions; (ii) it reviews the work plans of internal audit functions, which are expected to report to it at least quarterly; (iii) it reviews annually the issues related to statutory and consolidated financial statements of Eni’s main operating companies, meeting the chief administrative officers and chairmen of boards of statutory auditors of said companies as well as their external auditors; (iv) evaluates any offer of external auditors related to their possible appointment, as well as their work plan and the work they performed and their independence; (v) considers the possible comments contained in the audit reports of Eni’s internal auditors and of those of the Group companies, the reports made by the Board of Statutory Auditors and individual members thereof, the reports of external auditors, the yearly report of the Guarantor for the Code of Conduct and any report from other appointed parties.

Meetings of the Audit Committee are open to the Chairman and members of Eni’s Board of Statutory Auditors, the Chairman and Managing Director of Eni SpA, who can express their opinion. The Audit Committee informs such individuals of its meetings.

The Audit Committee reports to the Board of Directors on the activities it performed and on the adequacy of Eni’s internal audit system, at least every six months, when the first half report and the annual report are presented.

The Board of Directors reports on the Audit Committee’s activity to the General Shareholders’ Meeting convened for approving Eni’s yearly financial statements.

In the course of 2001 the Audit Committee, which convened 13 times, has accomplished the following: (i) reviewed the audit program prepared by Eni SpA’s internal audit function; (ii) reviewed and evaluated results of internal auditing procedures; (iii) reviewed the structures and procedures of the Group’s internal audit functions; (iv) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for audit companies to examine the essential features of fiscal year 2000 financial statements; (v) reviewed the bid procedure for the appointment of the Group’s main external auditors for the 2001-2003 period, expressing its opinion; (vi) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (vii) examined the option of appointing the external auditors to additional functions, expressing its opinion; (viii) examined the yearly report of the Guarantor for the Code of Conduct, and expressed its opinion; (ix) examined the 2001 program for the external auditors; (x) monitored the development of the operational and organizational model of the internal audit function; (xi) discussed the suggestions presented in their management letter by external auditors.

Compensation Committee

The Compensation Committee overviews the criteria used in determining compensation of the Group’s top management, proposes incentive schemes and the yearly remuneration of the Chairman and Managing Director. In 2001, the Committee met four times and proposed changes to the short-term incentive plan for Eni Group managers, through cash incentives and the use of stock options (see “Incentive plan for Eni managers” in the Report of the Directors to Eni SpA’s statutory financial statements), and reviewed Eni’s remuneration policy for Group managers.

Investor relations and information processing

In concert with the launch of its privatization process, Eni adopted a communication policy aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s internet site and sites of the Group’s main companies. Investor and shareholder relations are handled by special Eni functions.

Information regarding period reports and major operations is promptly released to the public, also through the internet site www.eni.it. A specific section of Eni’s site contains all press releases, presentations provided in meetings with the press and financial analysts, notices to shareholders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Available to shareholders are also a mailbox segreteriasocietaria.azionisti@eni.it and a toll-free number 800940924 for requesting information and documents.

Eni is actively involved in encouraging the broadest participation of shareholders in shareholders’ meetings and to utilize such meetings as an opportunity for open exchange and active linkages between the Company and its investors. Shareholders’ meetings are governed by special rules and regulations, which have been approved by shareholders.

Eni has also started a specific flow of information aimed at acquiring from Group companies data and news necessary for an adequate and prompt information of the Board and the markets on price sensitive events. Eni’s Code of Conduct defines the confidentiality duties of employees in the treatment of sensitive information.

Role of stakeholders and appropriate conduct

Eni is convinced that the creation of shareholder value, particularly from a medium-to-long term perspective, is achieved through appropriate conduct vis-a-vis stakeholders, adopting the broadest meaning of the term (shareholders, employees, customers, suppliers, commercial and financial partners, communities with which the Group interacts).

Eni has traditionally adhered to a systematic policy of enhancing its human resources, respecting all business and financial commitments undertaken, consolidating relationships of close cooperation with communities in the many countries in which it is active, and giving attention to aspects concerning employee safety and health, and the environmental impact of its activities.

Due to the complex scenario in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith respecting the legitimate interests of shareholders, employees, customers, suppliers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviors contrary to such principles. To this end, Eni has issued a “Code of Conduct” whose observance by employees is evaluated by the Board.

Eni is also engaged in consolidating cooperation relations with the communities in the countries where it operates, aimed at promoting their social and economic development fully respecting local traditions and values.

In December 2000, the consulting company Deminor mentioned Eni as one of the Italian companies that best succeeded in interpreting and applying corporate governance rules to its Board’s structure and organization and to the Board’s Committees.

In September 2001, the German investment company DWS (Deutsche Bank Group) in cooperation with Deminor evaluated the degree of application of corporate governance principles in 50 European companies with the highest stock market capitalization included in the Eurostoxx50 index. Eni scored eleventh in Europe and first in Italy.

TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements.

EURO

The conversion of Eni’s accounting to the euro was planned within the context of the reengineering of its application software. From January 1, 2001, one year in advance of the date imposed by the law, Eni adopted the euro in all its transactions and gave appropriate indications to suppliers, customers and to all parties with whom it has relations.

SHARE BUY-BACK PROGRAM AND INCENTIVE PLAN
FOR ENI MANAGERS WITH ENI STOCK1

In order to increase value for shareholders Eni’s General Shareholders’ Meeting on June 1, 2001 resolve to continue the share buy-back program up to a maximum of 400 million own shares, nominal value 1 euro, for a maximum amount of euro 3.4 billion. Both limits include shares in portfolio at the Meeting’s date (69.9 million shares, nominal value 1 euro, for euro 934 million).

As provided for by art. 2428, line 2, items 3 and 4 of the Civil Code the following table summarizes the situation of shares held in portfolio by Eni as of March 26, 2002:

	Numbers of shares	Average price	Total price	Share capital
Period	million	euro	million euro	%

2000	44,381,500	12.924	574	1.11
2001	109,999,326	13.584	1,494	2.75

As of December 31, 2001	154,380,826	13.394	2,068	3.86
January 1-March 26, 2002	5,093,312	14.725	75	0.13

As of March 26, 2002	159,474,138	13.436	2,143	3.99

Stock Grant

With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating it towards shareholders’ value creation objectives, increasing at the same time their contribution to management of the Company, the Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 3.5 million for no consideration (or about 0.0875% of current capital stock) before July 31, 2001 in application of the 2000-2001 Incentive Plan by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”.

The 2000-2001 plan provides for the offering for no consideration of Eni shares to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code2 who have achieved corporate and individual objectives set for 1999 and 2000. Underwriting is exercisable within one month after the end of the third year from the date of the offer or, if earlier, within one month after the agreed termination of employment or death of assignee. Stock option rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

On June 21, 2000 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 million ordinary shares with a nominal value of 1 euro, by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code” created by the General Shareholders’ Meeting held on June 6, 2000.

On June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares with a nominal value of 1 euro, by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code” created by the General Shareholders’ Meeting held on June 1, 2001.

Following the Board’s decision and Eni’s management performance, 1,428,550 shares with a nominal value of 1 euro were offered in 2000 and 1,851,750 shares with a nominal value of 1

(1)	The Shareholders’ Meeting of June 1, 2001 resolved to convert the nominal value of Eni’s shares into euro and to group two shares into one share with nominal value of 1 euro. Consequently it resolved to change the fourth and fifth paragraph of article 5 of Eni’s by-laws which delegate to the Board of Directors the power to increase capital stock by amounts to be offered for no consideration in the case of the stock grant plan and for consideration in the case of the stock option plan. For the sake of clarity all references to decisions of Shareholders’ and Board’s Meetings in 2000 are presented in euro.

(2)	Does not include listed subsidiaries, which have their own Stock Grant plans.

euro in 2001, including those offered to the Managing Director and General Manager, which are presented separately.

At December 31, 2001 underwriting rights expiring in 2003 concern 1,103,400 shares and expiring in 2004 concern 1,587,900 shares.

After the underwriting of shares assigned for no consideration, at December 31, 2001, Eni SpA’s share capital amounts to euro 4,001,259,476 represented by 4,001,259,476 shares, nominal value 1 euro, excluding shares issued on January 2, 2002 for the 388,200 rights exercised in 2001. At that date Eni’s share capital amounts to euro 4,001,467,676.

Stock Option

In order to create an effective incentive tool, the Extraordinary Shareholders’ Meeting of August 2, 2000 delegated to the Board of Directors the power (to be exercised before December 31, 2000) to increase Eni’s share capital up to a maximum of euro 15 million (or about 0.375% of the current capital stock) through the issue of up to a maximum of 15 million ordinary shares, nominal value 1 euro each, excluding the option right in accordance with art. 2441, last paragraph of the Civil Code and art. 134, second and third paragraph of Legislative Decree No. 58 dated February 24, 1998. Shares issued will be offered for underwriting to top managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code3 selected by the Board of Directors based on Eni’s evaluation system who most contributed to the achievement of corporate objectives, provided that Eni average share prices recorded in July 2001 and 2002 reach the level set by the Board of Directors.

Underwriting rights may not be transferred by the assignee to other persons or entities. In case of agreed termination of employment or retirement, the assignee maintains the right to exercise underwriting rights within six months from termination of employment, whereas residual rights expire. Eni SpA’s Managing Director maintains the right to exercise underwriting rights assigned to him within six months from the date of the General Shareholders’ Meeting approving Eni SpA’s 2001 financial statements. In case of death of the assignee, his successors maintain the right to exercise underwriting rights within six months from the event, whereas the residual rights expire. In case of termination decided by the assignee, all underwriting rights expire.

Assignees may receive advances from Eni’s brokerage company managing the newly issued shares provided that at the same time the assignees give irrevocable instructions to sell such shares to such company.

Exercising the power conferred to it by the General Shareholders’ Meeting of August 2, 2000, the Board of Directors of Eni, in the meeting held on September 26, 2000, resolved to increase Eni SpA share capital up to euro 15 million by issuing up to 15 million shares of ordinary stock. Such shares will be offered as options to top managers of Eni and its subsidiaries who most contributed to the achievement of corporate results, at the strike price of euro 12.992 per share (the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the Board’s resolution). The options will be exercisable: (i) up to 50% of the total from August 1, 2001 to July 31, 2005 provided that the arithmetic average of quoted share prices recorded in July 2001 attains the level of euro 14.4; (ii) up to the whole amount of options from August 1, 2002 to July 31, 2005, provided that the arithmetic average of the quoted prices of Eni shares recorded in the month of July 2002 attain the level of euro 16.8. If the shares reach the set prices in 2002, it becomes possible to exercise the underwriting rights not exercised due to the failure of the shares to reach the prices set for 2001. In application of this plan, options were offered for the subscription of 14,369,500 Eni shares at the nominal value of 1 euro per share, including those offered to the Managing Director and to the General Manager.

The arithmetic average share prices in July 2001 was euro 13.877, therefore the expected target was not reached.

(3)	Does not include listed subsidiaries, which have their own Stock Option plan.

PRO-FORMA CONSOLIDATE FINANCIAL STATEMENTS OF ENI SpA
AND POLIMERI EUROPA Srl

Polimeri Europa, as indicated in Note No. 3 to Eni’s consolidated financial statements was not included in the scope of consolidation, despite its being wholly-owned by EniChem SpA in view of its planned divestment. Follow pro-forma financial statements of Eni prepared with the inclusion of Polimeri Europa in the scope of consolidation, compared to Eni consolidated financial statements where the interest in Polimeri Europa is accounted for with the equity method.

INCOME STATEMENT

	Eni	Eni pro-forma

	(million €)
Net sales from operations	49,846	50,193
Operating expenses	(34,679)	(35,037)

Gross operating margin	15,167	15,156
Amortization, depreciation and writedowns	(4,771)	(4,843)

Operating income	10,396	10,313
Net financial income (expense)	(259)	(295)
Net income from investments	(216)	(7)

Income before net extraordinary expense and income taxes	9,921	10,011
Net extraordinary expense	1,837	1,737

Income before income taxes	11,758	11,748
Income taxes	(3,530)	(3,529)

Income before minority interests	8,228	8,219
Minority interest	(477)	(468)

Net income	7,751	7,751

BALANCE SHEET

	Eni	Eni pro-forma

	(million €)
Fixed assets	33,314	33,851
Intangible assets	2,843	2,850
Investments	3,012	2,740
Accounts receivable financing, and securities related to operations	1,936	1,630
Net accounts payable in relation to investment activities	(653)	(657)

Fixed assets	40,452	40,414
Net working capital	(910)	(635)
Reserve for employees’ termination indemnities	(465)	(486)

Net capital employed	39,077	39,293

Shareholders’ equity	27,483	27,483
Minority interests	1,706	1,706
Net borrowings	9,888	10,104

Total liabilities and shareholders’ equity	39,077	39,293

SUBSEQUENT EVENTS

Relevant subsequent events concerning operations are found in the operating review. In the present contest we would like to mention the following:

Gela Refinery

On February 13, 2002, the Judge for preliminary inquiry of the Court of Gela issued a decree of preventive seizure of the assets of the Gela refinery, considering coke as a waste product and not as a refined product and putting under custody 64 storage tanks deprived of double protection (to a further inspection only 7 were confirmed as such), 2 coke storage tanks and tanks for ASO (an oil deriving from the alkylation plant). The seizure of these coke tanks determined a serious criticality in the operation of the refinery’s operating cycle, which takes place in tight linking of plants and synergy with the petrochemical cycle.

AgipPetroli, owner of the plant, filed a request of freeing from seizure the two coke storage tanks and at the same time a request for re-examination at the Caltanissetta Court. The company’s arguments were focused on the inevitable standstill of the refinery and on the fact that pet-coke is a refined product, as confirmed by a Ministerial Decree of January 16, 1995 and by the Presidential Decree of October 2, 1995 which provides for the conditions of use of coke from oil as a fuel, and also by Presidential Decree of March 8, 2002 that classifies pet-coke as a fuel. The company also reminded that pet-coke as a fuel is traded domestically and internationally, is listed in a specific exchange and European and United States rules and literature allow its use as a fuel, as it is not included in the CER catalog, which defines waste from oil refining. AgipPetroli also confirmed that the Gela Refinery conforms to Italian and European rules, is certified under ISO 14001 as a fuel standard, confirmed by the Det Norske Veritas in 2000 and in a further test in July 2001.

On the other hand, in utilizing pet-coke as a fuel in accordance with the authorizations already received as mentioned above, AgipPetroli has taken serious measures for reducing the environmental impact related to this kind of combustion building a technologically advanced plant for the reduction of polluting emissions called Snox, considered by the European Commission the best technology available for power stations, which entailed an expenditure of euro 150 million. In addition, AgipPetroli applied all the measures requested by current regulations to respect the emission thresholds related to production cycles, as can been ascertained by the trend of the major environmental indicators that in the period 1994-2000 showed an 80% decline in Nox and sulfur dioxide emissions. Despite these arguments, reported by AgipPetroli in its claim to the Court of Re-exam of Caltanissetta, the court rejected the request for freeing from seizure the two coke plants of the refinery, thus confirming the interpretive doubts posed by the so-called Ronchi Decree (Legislative Decree 22/1997) on the actual nature of pet-coke.

Law Decree No. 22 of March 7, 2002, providing an authentic interpretation of the Ronchi decree, established that: (i) pet-coke used as fuel for industrial use is not a waste product and therefore is excluded from the scope of application of the decree (art. 1); (ii) the percentage of sulfur allowed in the use of pet-coke, (provided it is) burnt in the production site (art. 2.2), can be higher than the maximum limit of 3% set in the general rule mentioned in art. 2.1. The same Law Decree in its premise explicitly states that the Gela refinery is provided with “the best techniques available” and “guarantees an environmentally safe combustion of pet-coke given its high technological level”.

On the basis of this decree, on request of AgipPetroli, the Gela public prosecutor on March 10, 2002 freed the two coke plants from seizure and imposed some measures. The relevant Court will establish the legitimacy of this freeing and the applicability of the measures it contains.

MANAGEMENT EXPECTATIONS OF OPERATIONS

The trends of 2002 are expected to be the following:

•	worldwide demand for oil is expected to remain stable as compared to 2001 (up 0.5%) with a decline in the first part of the year and a gradual recovery in the second, in line of the expected trend of worldwide economy. In consideration of the weakness in demand, Opec might not increase its actions aimed at supporting the price of oil, expected to remain between 20 and 21 dollars per barrel, about 4 dollars/barrel less than in 2001;

•	demand for natural gas in Italy is expected to grow by 5% over 2001, natural gas share of Italian energy requirements will reach over 32% (31.3% in 2001). Increased demand is due to higher consumption in electricity generation and industry;

•	the demand for electricity in Italy is expected to increase by 2.3%;

•	refining margins are expected to decline over 2001. The recovery in demand for refined products in the second part of the year might not be sufficient to offset the low prices of refined products as compared to oil prices expected in the first half of 2001;

•	petrochemical margins are expected to recover despite the increasing competitive pressure of Asian countries, resulting from new capacity startups.

Forecasts for trends in production and sales of major Eni segments in 2002 are the following:

•	daily hydrocarbon production is expected to increase by about 10% over 2001, due to the startup of new fields in particular in Algeria, Iran, the United States, Egypt and the United Kingdom, to increased production in Norway, the Congo, the United Kingdom, Kazakhstan and Italy and to increased production in Lasmo’s fields (new startups and production growth in particular in Venezuela and Algeria);

•	assuming normal temperatures for the rest of the year, natural gas volumes sold in primary distribution in Italy are expected to decline by about 7% over 2001, due to the fact that Eni is progressively reaching the new market share limit. Volumes of natural gas sold in Europe destined to Italy are expected to increase significantly. Natural gas volumes transported on behalf of third parties are expected to increase by about 57%, mainly on behalf of electric utilities;

•	sales of electricity are expected to amount to 5,200 gigawatthour, increasing by 4% over 2001. Sales of purchased electricity are expected to be about 1,800 gigawatthour;

•	refinery processing intake in Italy is expected to decline by about 1%; the capacity utilization rate of wholly-owned refineries is expected to increase slightly.

In 2002, Eni expects to make capital expenditure totaling over euro 8 billion, about 86% of which will be concentrated on the Exploration and Production, Natural Gas segments and Electricity Generation.

Eni ANNUAL REPORT 2001

GLOSSARY

A glossary of financial and oil and gas terms is available on Eni’s web page at the address www.eni.it/english/notizie/mediateca/glossario_eni.html. Follows a selection of the most frequently used terms.

FINANCIAL TERMS

Leverage It is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

Roace Return On Average Capital Employed, is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe Barrel of Oil Equivalent It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.0061 in the case of gas produced abroad and 0.0063 in the case of gas produced in Italy due to their different calorific values.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied.

The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160° C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes required for meeting hourly, daily and seasonal swings of demand.

Network Code A Code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Under lifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Under lifting situations.

Production Sharing Agreement Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, regulating relationships between State and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets.

Reciprocity This term refers to the new obligations introduced by the European Directive on natural gas. At the international level, the concept of reciprocity entails the adoption of measures on the part of any country regarding foreign operators to be reciprocated by analogous measures in the home country of the foreign operator to which such measures apply. According to Legislative Decree 164/00 Italian companies are allowed to sell natural gas to eligible customers from other EU member countries only if such customers are defined eligible in Italy too. This constraint is applied reciprocally to companies from other European countries or companies located in Italy but controlled by companies from other European countries.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Third party access to natural gas networks Legislative Decree 164/00, introducing the European Union Directive on natural gas into Italian legislation, decreed that companies active in natural gas transmission and dispatching are to allow access to their network to third parties requesting such access, provided that they have sufficient capacity for it and that linking works are technically feasible, based on criteria published by the Authority on Electricity and Gas. The Authority is also responsible for defining tariffs for transmission and dispatching services, obligations of operators and criteria ensuring access to all network users at equal conditions, impartiality and neutrality.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. Do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Eni ANNUAL REPORT 2001

REPORT OF INDEPENDENT AUDITORS

Eni ANNUAL REPORT 2001
CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEETS

Dec. 31, 2001			Dec. 31, 2000	Dec. 31, 2001
USD		Note	€	€

		(Amounts stated in million €
		or million U.S. dollars)
	ASSETS
	Current assets:
1,162	Cash		1,244	1,305
1,225	Marketable securities	4	1,794	1,376
12,219	Receivables, net	5	13,385	13,728
	Inventories, net:	6
1,458	Crude oil, natural gas and petroleum products		1,790	1,638
442	Chemical products		631	497
238	Work in progress long-term contracts		280	267
366	Other		419	411
2,504	Total inventories		3,120	2,813
395	Accrued interest and other		411	444

17,505	Total current assets		19,954	19,666

	Non-current assets:
29,653	Fixed assets, net of accumulated depreciation, amortization and writedowns	7	26,797	33,314
2,384	Receivables, net	5	2,025	2,678
2,681	Investments	8	4,223	3,012
2,531	Intangible assets	9	2,391	2,843
1,089	Other	10	973	1,223

38,337	Total non-current assets		36,409	43,070

55,841	Total assets		56,363	62,736

	LIABILITIES AND SHAREHOLDERS’ EQUITY
	Current liabilities:
4,656	Short-term debt	12	5,342	5,231
1,097	Current portion of long-term debt	12	586	1,233
4,427	Trade accounts payable		4,847	4,974
921	Advances		896	1,035
2,096	Taxes payable	11	5,034	2,355
3,226	Accrued expenses and other		3,539	3,624

16,424	Total current liabilities		20,244	18,452

	Non-current liabilities:
5,415	Long-term debt	12	5,116	6,084
414	Reserve for employee termination indemnities		457	465
4,753	Reserves for contingencies	13	4,349	5,340
2,333	Deferred and other non-current income tax liabilities	13	1,353	2,621
521	Accrued expenses and other		771	585

13,436	Total non-current liabilities		12,046	15,095

29,860	Total liabilities		32,290	33,547

1,519	Minority interests		1,672	1,706

	Shareholders’ equity:	14
3,561	Share capital, nominal value one euro each (4,001,259,476 fully paid shares, 8,002,140,853 shares at December 31, 2000 nominal value Lit. 1,000 each)		4,133	4,001
15,843	Reserves		13,071	17,799
(1,841)	Treasury shares		(574)	(2,068)
6,899	Net income for the year		5,771	7,751

24,463	Total shareholders’ equity		22,401	27,483

55,841	Total liabilities and shareholders’ equity		56,363	62,736

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF INCOME

2001			1999	2000	2001
USD		Note	€	€	€

			(Amounts stated in million U.S. dollars,€ or million
			except per Share and per ADS data)

	Revenues:
43,548	Net sales from operations	15	31,008	47,938	48,925
820	Other income and revenues		952	905	921

44,368	Total revenues		31,960	48,843	49,846

	Operating expenses:
28,330	Purchases, services and other	16	20,000	31,442	31,828
2,538	Payroll and related costs	17	2,782	2,786	2,851
13,500	Gross operating margin		9,178	14,615	15,167
4,247	Depreciation, amortization and writedowns	18	3,698	3,843	4,771
9,253	Operating income		5,480	10,772	10,396
	Interest and other income (expense):
(231)	Financial expense and exchange differences, net	19	10	64	(259)
(192)	Other income (expense) from investments	20	89	33	(216)

(423)	Total interest and other income (expense)		99	97	(475)

8,831	Income before extraordinary income (expense) and income taxes		5,579	10,869	9,921
1,635	Extraordinary income (expense)(a)	21	(528)	(512)	1,837
10,466	Income before income taxes		5,051	10,357	11,758
(3,142)	Income taxes	22	(2,054)	(4,335)	(3,530)
7,324	Income before minority interest		2,997	6,022	8,228
(425)	Minority interest in net income		(140)	(251)	(477)

6,899	Net income		2,857	5,771	7,751

1.76	Earnings per Share (based on the weighted-average number of shares outstanding for each period) (b)	23	0.71	1.44	1.98

8.82	Earnings per ADS (based on five Shares per ADS) (b)		3.57	7.22	9.91

(a)	Before income taxes.

(b)	Amount in euro or U.S. dollars.

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF CASH FLOWS

2001		1999	2000	2001
USD		€	€	€

		(Amounts stated in million €
		or million U.S. dollars)
	Cash flow from operating activities
6,899	Net income	2,857	5,771	7,751
425	Minority interest in net income	140	251	477
4,158	Depreciation and amortization	3,592	3,788	4,671
508	Writedowns (revaluations), net	(110)	130	571
(288)	Net change in other reserves	320	344	(323)
20	Net change in the reserve for employee termination indemnities	67	45	23
(151)	Loss (gain) on disposal of assets, net	(60)	(82)	(170)
(36)	Dividend income	(63)	(44)	(40)
(439)	Interest income	(471)	(535)	(493)
722	Interest expense	450	674	811
60	Unrealized exchange differences	120	48	67
(1,635)	Extraordinary expense	528	512	(1,837)
3,142	Income taxes	2,054	4,335	3,530

13,385	Cash generated from operating income before changes in working capital	9,424	15,237	15,038

	(Increase) decrease:
159	- inventories	(64)	(523)	179
(19)	- accounts receivable	(1,570)	(2,025)	(21)
(79)	- accrued interest and other current assets	16	(33)	(89)
(374)	- trade and other accounts payable	973	932	(420)
137	- accrued expenses and other	(15)	57	154

13,210	Cash from operations	8,764	13,645	14,841

115	Dividends received	123	154	129
405	Interest received	741	491	455
(703)	Interest paid	(429)	(613)	(790)
(267)	Net extraordinary expense paid	(135)	(177)	(300)
(5,509)	Income taxes paid	(816)	(2,917)	(6,189)

7,251	Net cash provided from operating activities	8,248	10,583	8,146

	Cash flows from investing activities
	Investments:
(1,161)	- intangible assets	(1,055)	(1,090)	(1,304)
(4,693)	- fixed assets	(4,428)	(4,341)	(5,273)
(2,369)	- new consolidated subsidiaries and businesses		(596)	(2,662)
(374)	- investments	(114)	(2,887)	(420)
(402)	- securities	(3,180)	(2,774)	(452)
(675)	- financing receivables	(1,233)	(900)	(758)
(142)	- change in accounts payable in relation to investments and capitalization of depreciation	(29)	46	(160)

9,817		(10,039)	(12,542)	(11,029)

(The accompanying notes are an integral part of these consolidated financial statements)

2001		1999	2000	2001
USD		€	€	€

		(Amounts stated in million €
		or million U.S. dollars)

	Disposals:
7	- intangible assets	1	14	8
785	- fixed assets	119	149	882
965	- consolidated subsidiaries and businesses	84	94	1,084
125	- investments	97	28	140
871	- securities	2,649	2,970	978
1,187	- financing receivables	937	670	1,333
(31)	- change in accounts receivable in relation to disposals	(29)	22	(35)

3,908		3,858	3,947	4,390

(5,909)	Net cash used in investing activities (*)	(6,181)	(8,595)	(6,639)

	Cash flows from financing activities
566	Proceeds from long-term debt	1,326	3,184	636
(1,167)	Payments of long-term debt	(1,623)	(3,254)	(1,311)
126	Additions to (reductions of) short-term debt	3	191	141

(475)		(294)	121	(534)
1,190	Payments by minority shareholders		(5)	1,337
839	Sale (purchase) of additional interests in subsidiaries	(10)	(20)	943
(1,545)	Dividends to minority shareholders	(1,301)	(1,519)	(1,736)
(1,330)	Other		(574)	(1,494)

(1,321)	Net cash used in financing activities	(1,605)	(1,997)	(1,484)

22	Effect of change in consolidation area	(50)	2	25
12	Effect of exchange differences	21	39	13
54	Net cash flow for the year	433	32	61

1,107	Cash at beginning of the year	779	1,212	1,244

1,162	Cash at end of the year	1,212	1,244	1,305

(*) Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.), considers as a reduction of net borrowings as defined in the “Financial Review” in the “Report of the Directors”.
Cash flows of such investments are as follows:

2001		1999	2000	2001
USD		€	€	€

		(Amounts stated in million euro
		or million U.S. dollars)

	Financing investments:
(259)	- securities	(2,863)	(2,648)	(291)
(7)	- financing receivables	(246)	(222)	(8)

(266)		(3,109)	(2,870)	(299)

	Disposals of financing investments:
	- investments	6	8
675	- securities	2,361	2,951	758
476	- financing receivables	309	22	535

1,151		2,676	2,981	1,293

885	Cash flow from financing activities	(433)	111	994

(The accompanying notes are an integral part of these consolidated financial statements)

SUPPLEMENTAL INFORMATION

2001		1999	2000	2001
USD		€	€	€

		(Amounts stated in million €
		or million U.S. dollars)
	Effect of investments in new consolidated subsidiaries and businesses
6,464	Non-current assets		1,978	7,262
449	Current assets		103	504
(938)	Net borrowings		(888)	(1,054)
(2,053)	Other liabilities		(413)	(2,307)

3,921	Net effect of investments		780	4,405
(1,081)	Transferred from equity investment		(36)	(1,215)
	Minority interest and reserves		(135)

2,839	Purchase price		609	3,190
(470)	less: cash acquired		(13)	(528)

2,369	Cash from investments in consolidated subsidiaries		596	2,662

	Effect of disposal of consolidated subsidiaries and businesses
951	Non-current assets	42	27	1,068
165	Current assets	7	57	185
(164)	Net borrowings	(2)	(14)	(184)
(500)	Other liabilities	(9)	(40)	(562)

451	Net effect of disposal	38	30	507
531	Gain (loss) on disposal	47	70	597
(17)	Minority interest and reserves			(19)

966	Selling price	85	100	1,085
(1)	less: cash conferred	(1)	(6)	(1)

965	Cash flow on disposal	84	94	1,084

(The accompanying notes are an integral part of these consolidated financial statements)

STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

										Reserve for
										shares
			Reserve		Cumulative	Former			Loans	granted to
		Legal	for	Distribute	translation	Agip SpA			serviced	employees
	Share	reserve of	treasury	reserve of	adjustment	reserves	State	Consolidation	by the	article 2349
	capital	Eni SpA	shares	Eni SpA	reserve	reconstituted	grants	reserves	Government	civil code

	(Amounts stated in million €)
Balance at December 31, 1998	4,132	223		1,462	56	103	62	6	11	—
Dividends distribution (euro 0.15 per Share)
Allocation of 1998 net income		55		(197)						1
Increase in share capital	1									(1)
State grants							3		(3)
Exchange differences arising on the translation of foreign currency financial statements					618
Other changes
Net income for the year

Balance at December 31, 1999	4,133	278		1,265	674	103	65	6	8	—
Dividends distribution (euro 0.181 per Share)
Allocation of 1999 net income		112		573						2
Increase in share capital	—									—
State grants							4		(4)
Adjustment to legal reserve to one-fifth of share capital		437
Authorization to repurchase shares			3,400				(11)
Shares repurchased
Exchange differences arising on the translation of foreign currency financial statements					237
Other changes
Net income for the year

Balance at December 31, 2000	4,133	827	3,400	1,838	911	103	58	6	4	2
Dividends distribution (euro 0.212 per Share)
Allocation of 2000 net income				1,658						1
Shares repurchased
Conversion of the share capital from Italian lire to euro	(132)	132
Unallocated lower cost of investments carried on under equity method								25
State grants							4		(4)
Exchange differences arising on the translation of foreign currency financial statements					451
Other changes
Net income for the year

Balance at December 31, 2001	4,001	959	3,400	3,496	1,362	103	62	31		3

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Reserve			Net income
	Law	Retained	Treasury	for the
	292/93	earnings	shares	year	Total

	(Amounts stated in million €)
Balance at December 31, 1998	3,826	3,947		2,328	16,162
Dividends distribution (euro 0.15 per Share)				(1,239)	(1,239)
Allocation of 1998 net income		1,230		(1,089)
Increase in share capital
State grants
Exchange differences arising on the translation of foreign currency financial statements					618
Other changes		6			6
Net income for the year				2,857	2,857

Balance at December 31, 1999	3,826	5,183		2,857	18,398
Dividends distribution (euro 0.181 per Share)				(1,446)	(1,446)
Allocation of 1999 net income		724		(1,411)
Increase in share capital
State grants
Adjustment to legal reserve to one-fifth of share capital	(437)
Authorization to repurchase shares	(3,389)
Shares repurchased			(574)		(574)
Exchange differences arising on the translation of foreign currency financial statements					237
Other changes		15			15
Net income for the year				5,771	5,771

Balance at December 31, 2000		5,922	(574)	5,771	22,401
Dividends distribution (euro 0.212 per Share)				(1,664)	(1,664)
Allocation of 2000 net income		2,448		(4,107)
Shares repurchased			(1,494)		(1,494)
Conversion of the share capital from Italian lire to euro
Unallocated lower cost of investments carried on under equity method					25
State grants
Exchange differences arising on the translation of foreign currency financial statements					451
Other changes		13			13
Net income for the year				7,751	7,751

Balance at December 31, 2001		8,383	(2,068)	7,751	27,483

(The accompanying notes are an integral part of these consolidated financial statements)

Eni ANNUAL REPORT 2001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) General

Eni SpA and its subsidiaries (“Eni”) together constitute a fully integrated company operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni SpA is the successor entity to Ente Nazionale Idrocarburi, which was established in 1953 as a public statutory body to act as Italy’s national oil and gas company. In July 1992, in connection with the privatization program of the Italian Government (the “Government”), the public statutory body was converted into a joint stock company, with the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) of Italy as the sole shareholder. As of December 31, 2001, Eni SpA’s share capital is made up of 4,001,259,476 shares with nominal value 1 euro of which 2,633,147,035 share, corresponding to 65.81% are publicly held 1,213,731,615, corresponding to 30.33% are held by the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) and 154,380,826, corresponding to 3,86% are held by Eni SpA.

2) Summary of significant accounting and reporting policies

Basis of presentation

The consolidated financial statements of Eni have been prepared in accordance with Eni’s group accounting policies which are in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (C.N.D.C.R.) or, in the absence thereof and if applicable, the International Accounting Standards Committee (I.A.S.C.). In the absence of indications in said principles, particularly related to the application of the Unit-of-Production and production sharing agreement methods of accounting, specific criteria for hydrocarbons exploration and production applied internationally have been followed (collectively, “Italian GAAP”). Italian GAAP differ in 28 and certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A description of these differences and their approximate effects on net income and shareholders’ equity is set forth in Notes 29 and 30. The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. The consolidated financial statements also include, on a proportional basis, the accounts of companies controlled jointly with other partners, except in the case in which the partners have agreed to account for the joint venture using the equity method. The effects of proportionate consolidation are not material. Insignificant subsidiaries, companies held exclusively for sale and companies in liquidation, if their exclusion does not result in a misrepresentation of the company’s financial condition and consolidated results, are not included in the scope of consolidation. The effects of these exclusions on the whole, are not material.

Investments

Investments in non-consolidated subsidiaries excluded from the consolidation process and in companies where Eni SpA has a 20% to 50% investment, if material, are accounted for using the equity method. Other investments are recorded at cost, adjusted for permanent impairment in value.

Fiscally driven entries and intercompany transactions

The statutory financial statements reflect certain tax-driven entries amounts. The effects of the tax-driven entries and all intercompany balances and transactions have been eliminated in consolidation.

Translation of financial statements of consolidated companies expressed in a foreign currency

Assets and liabilities of foreign consolidated companies have been translated at exchange rates ruling at year-end. Equity accounts of foreign consolidated companies are translated using the historic exchange rates. Income statement accounts of foreign consolidated companies are translated at the average rates for the period. Related translation adjustments are reported as a component of shareholders’ equity. Financial statements used for the translation are denominated in local functional currencies. Entities operating in highly inflationary (where inflation is running over 100% on a three-year basis) economies are not material. Monetary assets and liabilities denominated in foreign currencies are translated into euros using the prevailing rate at the balance sheet date. All differences are recognized in earnings in the period.

Accounting principles

Cash

Eni considers cash to be its cash on hand and on deposit with banks and short-term investments which can be cashed in within 48 hours or two working days.

Marketable securities

Marketable securities are stated at the lower of purchase cost or market value.

Inventories

Inventories, except for those relating to contract work in progress, are stated at the lower of cost or market value. The cost of inventories of hydrocarbon (crude oil and natural gas) and petroleum products, representing 57%, and 58% of Eni’s inventories at December 31, 2000 and 2001, respectively, is substantially determined by the last-in, first-out (LIFO) method; the cost of inventories of the Petrochemicals segment, representing 20% and 18% of Eni’s inventories, respectively, is generally determined by the average cost method.

Contract work in progress, representing 9% of inventories at December 31, 2000 and 2001 is recorded using the percentage-of- completion method. Payments received in advance of construction are subtracted from inventories and any excess of such advances over the value of work performed is recorded as a liability. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is recorded at current exchange rates at year-end. Future losses that exceed the revenues earned are accrued for when the company becomes aware such losses will occur.

The remaining inventories are determined, generally, by the average cost method.

Fixed assets

Fixed assets are stated at cost as adjusted by revaluations in accordance with various Italian laws; revaluations are included in the consolidated shareholders’ equity. Eni capitalizes interest on debt incurred in connection with specific projects. Cash requirements in excess of such debt are satisfied primarily through funds generated and contributed in the period of construction.

Investment grants from Government agencies are recorded in a contra asset account when authorized, if all the required conditions have been met. Such grants are amortized over the useful life of the asset.

Depreciation on fixed assets, except on those related to exploration and production activities, is computed on the revalued cost, using the straight-line method by applying depreciation rates that are based on the estimated remaining useful lives of the fixed assets.

Fixed assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Eni calculates the writedown as the difference between the expected accumulated discounted cash flow and the book value of the asset. When the circumstances causing an impairment cease to exist, Eni reverses previously recorded impairment charges net of depreciation.

Renewals and improvements which extend asset lives are capitalized; maintenance and ordinary repairs are expensed as incurred.

Intangible assets

Intangible assets are stated at cost, including interest on debt incurred in connection with specific projects as indicated previously for fixed assets.

Goodwill is recorded as an asset when acquired for consideration and is amortized at constant rates in the periods of use, provided it is no longer than 15 years from the year of recording.

Other intangible assets, except for those related to exploration and production activities, are amortized over the period of expected benefit. Intangibles are written down whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Eni calculates the writedown as the difference between the expected accumulated discounted cash flow and the book value of the intangible asset. When the circumstances causing an impairment cease to exist, Eni reverses previously recorded impairment charges net of amortization. However, goodwill and capitalized organizational costs are not revalued.

Exploration and production activities

Acquisition of mineral rights

Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized costs related to all other reserves are not amortized until classified as proved. Capitalized costs elated to abandoned drilling programs are expensed.

Exploration

Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are recorded as intangible assets and amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes).

Development

Costs incurred in development activities (acquisition of concessions, drilling of wells and their completion before production, as well as plants necessary for production, etc.) are capitalized and amortized on a UOP basis. Costs related to unsuccessful developmental wells are expensed immediately as loss on disposal.

Writedowns and revaluations of development costs take place on the same basis as fixed assets.

Production

Production costs such as ordinary maintenance of wells, extraction, transport, etc. are expensed as incurred.

Abandonment

Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a units of production basis.

Reserve for employee termination indemnities and other employee benefits

Eni’s employees are eligible, immediately upon termination, for severance pay pursuant to Italian law. Eni accrues a reserve for such employee termination liabilities over the period of employment. The amount accrued at each balance sheet date reflects the aggregate liability for all eligible employees if terminated, net of applicable advances.

In addition, Eni makes contributions to certain employee associations that provide medical and various other employee benefits to current employees. These plans are not administered by Eni and contributions are determined in accordance with the provisions of negotiated contracts with trade unions. Eni expenses the contributions to the associations in the periods in which they are made. Such amounts are not significant.

Eni’s pension obligations relate only to operations outside Italy and are not significant.

Treasury shares

Treasury shares are recorded at cost written-down for impairments in value as a reduction of shareholders’ equity. When the reasons for the impairment cease to exist, treasury shares can be revalued up to the original cost basis.

Recognition of revenues and costs

Revenues from sales of products are recognized upon transfer of title. Revenues from services are recognized when the services have been provided. Revenues relating to long term construction contracts are recognized using the percentage-of-completion method.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Eni is party to certain Production Sharing Agreements whereby taxes are settled by state-owned entities in the name and on behalf of Eni out of reserves produced.

Income taxes

Deferred tax assets or liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities at each reporting period. Deferred tax liabilities are recognized without considering current and future tax loss positions but are not recognized if ultimate payment is not deemed probable. For example, certain reserves within shareholders’ equity of consolidated companies or companies accounted for under the equity method are subject to taxation upon utilization. Taxes on such reserves are provided for only to the extent that such taxation will arise from expected future distributions or other taxable events. Deferred tax assets are recognized when there is a reasonable expectation of their realization. Deferred tax liabilities are recorded in the “Non-current income tax liabilities” account, while deferred tax assets are recorded in “Other” (non-current assets). Deferred tax assets are offset against deferred tax liabilities if they relate to the same tax paying entity.

Derivatives

With respect to interest rate, foreign exchange and price risks, Eni enters into derivative transactions to hedge specific transactions as well as net interest rate and foreign currency positions. See Note 24 for a description of Eni’s overall strategy and description of financial instruments utilized to mitigate market risk.

The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are charged to the income statement on an accrual basis. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and charged to the income statement on an accrual basis over the period hedged. Such interest rate differentials are recorded in “Accrued interest and other current assets” or “Accrued expenses and other” (current liabilities) as applicable until recognized in the income statement as “Financial expense and exchange differences net”.

Foreign exchange hedge derivatives (swaps, futures, options, etc.) are valued at the spot rate at year-end and the related gains and losses are recorded in income as exchange gain and loss. Premiums or discounts are accrued over the life of the contract and classified as exchange differences. With reference to options, the premiums paid are recorded in the line item “Marketable securities” or “Other assets”, depending on the maturity of the contract.

The gains on price risk hedge derivatives (interest rate swaps, futures and swaps) are recorded in income to the extent of writedowns of hedged assets; losses are recorded in income if necessary to adjust the hedged assets to the value attributed to it by the derivative when they are incurred, consistent with the value of the hedged assets. The gains and losses are classified consistently with the classification of the sale of the hedged asset.

Environmental expenditures

Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Environmental expenditures that improve or extend the useful lives and increase the capacity or safety of fixed assets are capitalized in the appropriate fixed asset accounts. Ongoing environmental compliance costs are expensed as incurred. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Restructuring costs

The costs of redundancy incentives are accrued when a workforce reduction program is defined and the conditions precedent for its implementation have been satisfied. Such charges are recorded as extraordinary items. Restructuring charges also include the costs of facilities closures and asset impairments.

Research and development costs

Research and development costs are generally expensed as incurred.

For the years ended December 31, 1999, 2000 and 2001, total research and development costs were euro 234 million, euro 234 million and euro 203 million, respectively.

Statements of cash flows

The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method.

Introduction of the Euro

On December 31, 1998, eleven of the fifteen member countries of the European Union (the “participating countries”) established fixed conversion rates between their existing sovereign currencies (the “legacy currencies”) and the euro effective January 1, 1999. The participating countries agreed to adopt the euro as their common legal currency on the effective date. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing interest rates for the legacy currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The legacy currencies are scheduled to remain legal tender in the participating countries as denominations of the euro until January 1, 2002 (the “transition period”). During the transition period, public and private parties may pay for goods and services using either the euro or the participating country’s legacy currency on a “no compulsion no prohibition” basis.

Current information systems reengineering efforts have considered, among other items, the impact of the introduction of the euro. Total costs incurred through December 31, 2001, specifically related to the introduction of the euro, amounting to euro 70 million have been expensed in the accompanying income statements. Part of such costs accrued relates to contracts formulated to date with respect to modifications resulting from the introduction of the euro and amount to euro 8 million. Such costs have been classified in “Reserves for contingencies”. Cost incurred in 2001 with respect to the introduction of the euro amount to euro 15 million.

Unless otherwise indicated, all monetary amounts in the financial statements and in these notes are presented in millions of euro or millions of U.S. dollars, except share, per share, ADS and per ADS data.

3) Translation of euro amounts into U.S. dollar amounts

The financial statements are stated in euro. The translations of euro amounts into U.S. dollars are included solely for the convenience of the reader, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2001, which was 0.8901 USD to euro 1.00. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4) Marketable securities

Marketable securities consist of the following:

	Net value at	Net value at
	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Investments	5	3

Other securities:
- Italian treasury bonds	1,471	1,035
- ordinary bonds	105	94
- ordinary bond issued by Eni’s companies	5	5
- other	208	239

	1,789	1,373

	1,794	1,376

Other securities for euro 1,373 million decrease by euro 416 million due primarily to divestments by Eni SpA (euro 372 million).

Securities for euro 436 million are considered coverage of technical-reserves of insurance companies (euro 362 million at December 31, 2000).

5) Receivables

Receivables by type and due date consist of the following:

	Dec. 31, 2000			Dec. 31, 2001

	Current	Non-current	Total	Current	Non-current	Total

	(million €)
Trade:
- customers	8,647	82	8,729	8,589	90	8,679
- other	457		457	560		560

	9,104	82	9,186	9,149	90	9,239
Financing	1,729	1,069	2,798	1,295	1,638	2,933
Other	2,552	874	3,426	3,284	950	4,234

	13,385	2,025	15,410	13,728	2,678	16,406

An analysis of the allowance for doubtful accounts (euro 1,227 million) is as follows:

Balance at			Changes in scope	Other	Balance at
Dec. 31, 2000	Additions	Reductions	of consolidation	changes	Dec. 31, 2001

(million €)
928	90	(77)	188	148	1,277

The euro 53 million increase in “Trade” receivables from December 31, 2000 relates primarily to the inclusion in consolidation of Lasmo Plc (euro 223 million), offset in part by other changes registered in the year.

“Financing” receivables of euro 2,933 million as of December 31, 2001 include amounts due to Eni’s financing subsidiaries from banks and other public and financing institutions for euro 57 million (euro 455 million at December 31, 2000), amounts due to other subsidiaries from banks and Government Entities for investing purposes and deposits in escrow for euro 17 million (euro 95 million at December 31, 2000) and loans made for operating purposes for euro 2,859 million (euro 2,248 million December 31, 2000).

The euro 398 million decrease in amounts due from banks and other financing institutions is due primarily to the treasury activities performed by Eni’s Italian subsidiary Enifin SpA (euro 357 million at December 31, 2000).

The euro 611 million increase in loans made to affiliates relate primarily to the transfer from Trans Austria Gasline Finance Co Ltd, a consolidated company, to Trans Austria Gasleitung GmbH, an Eni company accounted for by the equity method, of payables to other consolidated companies related to the transfer of transmission rights for natural gas imported from Russia (euro 469 million), to a loan made to an affiliate company Transitgas AG (euro 115 million) for the development of a natural gas pipeline from Holland to Switzerland and to a loan made to Polimeri Europa Srl (euro 47 million).

Repayment of such receivables of euro 267 million (euro 323 million at December 31, 2000) is contingent upon the outcome of financed activities, while a portion of the loans may be converted into capital.

“Other” receivables consist of the following:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Accounts receivable from:
- Italian tax authorities related to:
- income tax credits	1,109	1,435
- value added tax (VAT)	324	212
- interest on tax credits	240	276
- other	42	50
- joint venture operators in exploration and production	420	602
- insurance companies	223	296
- foreign tax authorities	136	176
- Italian governmental entities	163	160
- receivables from affiliates	75	67
Prepayments for services	43	95
Other receivables	651	865

	3,426	4,234

Accounts receivable from Italian tax authorities for tax credits do not include tax credits generated in 1988, and applicable interest, for which Eni’s companies have filed formal appeals (mainly Eni SpA for euro 101 million and euro 104 million at December 31, 2000 and 2001, respectively). These receivables have been written-off pending the final outcome of the appeal. The increase in income tax credits of euro 326 million from 2000 is primarily related to amounts of these credits which are in excess of income taxes due by Eni SpA (euro 540 million) for 2001. This increase was offset in part by the release of receivables related to taxes due by the Natural Gas segment for 2001 (euro 232 million).

The interest rate applicable to tax credits has been 2.5% for each six month period from January 1, 1997.

Approximately 53% of Eni’s non-current receivables at December 31, 2001 were denominated in currencies other than the euro (43% at December 31, 2000).

Eni did not have any significant concentration of credit risk as of December 31, 2000 and 2001.

6) Inventories

	Dec. 31, 2000					Dec. 31, 2001

	Crude oil,		Work in			Crude oil,		Work in
	gas and		progress			gas and		progress
	petroleum	Chemical	long-term			petroleum	Chemical	long-term
	products	products	contracts	Other	Total	products	products	contracts	Other	Total

	(million €)
Raw and auxiliary materials and consumables	732	164		350	1,246	719	147		405	1,271
Products being processed and semi finished products	58	21		4	83	57	18		2	77
Work in progress long-term contracts			208		208			152		152
Finished products and goods	1,000	446		64	1,510	862	332		4	1,198
Advances			72	1	73			115		115

	1,790	631	280	419	3,120	1,638	497	267	411	2,813

Inventories are recorded net of the inventory valuation reserve of euro 159 million:

Balance at		Reduction or	Other	Balance at
Dec. 31, 2000	Additions	writeoff	changes	Dec. 31, 2001

				(million €)
106	61	(1)	(7)	159

Oil and petroleum products inventories of euro 548 million represent certain minimum quantities (“compulsory stock”) required by law, while natural gas inventories valued at euro 401 million are used to satisfy peak demand (euro 612 million and euro 443 million at December 31, 2000, respectively).

The excess of market value over the book value of crude oil, petroleum products and purchased natural gas at year-end is euro 532 million. The excess of the average annual production cost over the book value of produced natural gas (valued using LIFO) at year-end is euro 249 million (euro 990 and 304 million at December 31, 2000, respectively).

The euro 458 million decrease in LIFO reserves relating to crude oil, petroleum products and purchased natural gas is due mainly to the decline in international oil prices.

7) Fixed assets

									Reserve
	Net				Change	Exchange		Net	amortization
	value at				in scope of	rate	Other	value at	writedown at
	Dec. 31, 2000	Investments	Depreciation	Writedown	consolidation	differences	changes	Dec. 31, 2001	Dec. 31, 2001

	(million €)
Buildings	2,390	101	(133)	(20)	(321)	7	(228)	1,796	1,403
Plant and machinery	19,251	1,475	(2,957)	(504)	3,732	468	2,531	23,996	34,296
Industrial and commercial equipment	445	140	(131)			(8)	35	481	1.188
Other assets	240	57	(89)		9	5	10	232	721
Fixed assets in progress and advances	4,471	3,500		(130)	1.867	196	(3,095)	6,809	199

	26,797	5,273	(3,310)	(654)	5.287	668	(747)	33,314	37,807

Capital expenditures of euro 5,273 million (euro 4,341 million in 2000) primarily relate to the Exploration and Production segment (euro 3,458 million), Natural Gas segment (euro 555 million), Refining and Marketing segment (euro 445 million), Electricity Generation segment (euro 263 million), and Oilfield Services and Engineering segment (euro 277 million, of which euro 267 million related to oilfield services) and Petrochemicals segment (euro 236 million). Additional information on capital expenditures is included in “Operating Review” of the “Report of the Directors”.

Depreciation rates used are as follows:

(%)
Buildings	3 - 10
Plant and machinery:
- pipelines, distribution networks and related plant and machinery	2 - 5
- other plant and machinery	4 - 25
Industrial and commercial equipment	10 - 25

Writedowns of euro 654 million concern primarily the Petrochemical segment (euro 554 million) and the Exploration and Production segment (euro 88 million).

The changes in scope of consolidation concerns the purchases and sales of companies during the year. The euro 5,287 million amount concerns in particular the purchase of Lasmo Plc (euro 5,617 million) and the sale of Immobiliare Metanopoli (euro 330 million).

Other changes for euro 747 million concerned in particular the sale of assets for euro 374 million (of which 223 related to real estate) and euro 293 million transfers and sale of businesses (of which 144 million related to the sale of the Polyurethane Division and 119 million related to Turin’s natural gas distribution network).

Monetary revaluations included in the gross and net value of fixed assets, amount to euro 1,295 million and 112 million, respectively (euro 1,524 million and 279 million respectively at December 31, 2000).

At December 31, 2001 fixed assets have been pledged for euro 240 million primarily as collateral on debt incurred by Eni (euro 276 million at December 31, 2000).

Fixed assets by segment

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Fixed assets, gross:
- Exploration and Production	28,220	38,667
- Natural Gas	16,479	15,204
- Electricity Generation	402	663
- Refining and Marketing	8,854	9,083
- Petrochemicals	4,618	4,458
- Oilfield Services and Engineering	2,564	2,805
- Other activities	224	241

	61,361	71,121

Accumulated depreciation, amortization and writedowns:
- Exploration and Production	15,107	17,939
- Natural Gas	9,656	9,097
- Electricity Generation	157	172
- Refining and Marketing	5,461	5,751
- Petrochemicals	2,859	3,369
- Oilfield Services and Engineering	1,194	1,338
- Other activities	130	141

	34,564	37,807

Fixed assets, net:
- Exploration and Production	13,113	20,728
- Natural Gas	6,823	6,107
- Electricity Generation	245	491
- Refining and Marketing	3,393	3,332
- Petrochemicals	1,759	1,089
- Oilfield Services and Engineering	1,370	1,467
- Other activities	94	100

	26,797	33,314

8) Investments

							Reserve for
	Net value at		Increase in	Reduction in	Other	Net value at	contingencies at
	Dec. 31, 2000	Acquisition	value	value	changes	Dec. 31, 2001	Dec. 31, 2001

	(million €)
Investments in unconsolidated subsidiaries	246	214	4	(227)	289	526	743
Investments in affiliates	3,572	164	65	(193)	(1,512)	2,096	442
Investments in other companies	405	41		(66)	10	390	188

	4,223	419	69	(486)	(1,213)	3,012	1,373

Acquisitions for euro 419 million concerned mainly: (i) the purchase of 50% of the share capital of Polimeri Europa (euro 204 million) in which Eni already holds a 50% interest; (ii) the subscription of capital increase of Trans Austria Gasleitung GmbH (euro 84 million), of Albacom SpA (euro 53 million) and of Blu SpA (euro 26 million). Polimeri Europa was not included in the scope of consolidation, even if owned entirely by EniChem SpA because it is expected to be divested.

Increases and reductions in value include Eni’s portion of equity earnings or losses on investments accounted for under the equity method and changes in value of investments accounted for under the cost criteria. Specifically, the increase of euro 69 million relates to Trans Austria Gasleitung GmbH (euro 37 million); the decrease of euro 486 million relate primarily to Polimeri Europa Srl (euro 209 million), Galp Energia SGPS SA (euro 144 million), Blu SpA (euro 57 million), Albacom SpA (euro 42 million).

Other changes for euro 1,213 million relate to the cancellation of value of the interest in Lasmo Plc (euro 1,213 million) following its inclusion in the scope of consolidation, the sale of some investments (euro 47 million) among which 15% of Saras SpA-Raffinerie Sarde and 4.7% of Nuovo Pignone Holding SpA, as well as the purchase of 49% of Azienda Energia Servizi SpA following the transfer of the business which owned the Turin’s natural gas distribution network (euro 75 million).

The investments are comprised of the following companies:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Unconsolidated subsidiaries:
- Polimeri Europa Srl		257
- Transmediterranean Pipeline Co Ltd	102	103
- Conserv Inc		25
- Other (*)	144	141

	246	526

Affiliates:
- Galp Energia SGPS SA	899	755
- Blue Stream Pipeline Co BV	212	214
- Eteria Parohis Aeriou Thessaloniki SA	151	151
- Albacom SpA	97	108
- Superoctanos CA	84	90
- Raffineria di Milazzo ScpA	80	82
- Fertilizantes Nitrogenados de Oriente CEC	64	81
- Azienda Energia e Servizi SpA		80
- Supermetanol CA	74	76
- Distribuidora de Gas del Centro SA	100	68
- Haldor Topsøe AS	46	48
- Carson Development General Partnership		45
- Eteria Parohis Aeriou Thessalia SA	39	39
- Transitgas AG	32	33
- Siciliana Gas SpA	32	32
- Termica Milazzo Srl		23
- Inversora de Gas del Centro SA	28	18
- Lasmo Plc	1,213
- Polimeri Europa Srl	237
- Other	184	153

	3,572	2,096

Other companies:
- Nigeria Lng Ltd	114	129
- Ceska Rafinerska AS	43	42
- Discovery Producer Services Llc	33	37
- Interconnector (UK) Ltd	30	30
- Qatar Petrochemical Ltd	29	29
- Blu SpA	54	23
- Other (*)	102	100

	405	390

	4,223	3,012

(*) Each individual amount included herein does not exceed euro 25 million.

The reserve for losses related to investments, included in the reserves for contingencies (Note 13) concerns the following companies:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Singea SpA (in liquidation)	324
Bormia SpA (in liquidation)	182	160
Pertusola Sud SpA (in liquidation)		131
Industria Siciliana Acido Fosforico — ISAF SpA (in liquidation)		28
Agip Middle East BV	16	18
Mineraria Campiano SpA (in liquidation)		17
Fosfotec Srl (in liquidation)	9	9
Other companies	35	21

	566	384

Singea SpA (in liquidation) was included in consolidation due to the materiality of its financial situation.

9) Intangible assets

								Reserve
	Net			Changes	Exchange		Net	amortization
	value at			in scope of	rate	Other	value at	writedown at
	Dec. 31, 2000	Investments	Amortization	consolidation	differences	changes	Dec. 31, 2001	Dec. 31, 2001

	(million €)
Organizational and financing costs	17	1	(13)			34	39	44
Costs for research and development	240	781	(985)	452	31	(9)	510	609
Industrial patent right and intellectual property rights	80	22	(66)			52	88	433
Concessions, licences, trademarks and similar items	432	66	(91)		(18)	22	411	254
Goodwill	193	26	(53)	357	(13)	33	543	192
Intangible assets in progress and advances	118	163				(153)	128	5
Other intangible assets	1,311	245	(162)		51	(321)	1,124	1,080

	2,391	1,304	(1,370)	809	51	(342)	2,843	2,617

Organizational and financing costs of euro 39 million concern costs for extraordinary corporate operations, costs for setting up or expanding production activities and costs for share capital increases.

Costs for research and development of euro 510 million concern mainly the purchase of mineral rights (euro 506 million). This item also includes exploration expenditure amortized in the year of euro 757 million (euro 744 million in 2000). The change in the scope of consolidation of euro 452 million concerns the inclusion of Lasmo Plc for euro 451 million.

Concessions, licences, trademarks and similar items of euro 411 million concern primarily concessions for mineral exploration (euro 148 million), a concession for natural gas distribution in the Brazilian state of Sao Paulo (euro 139 million) and know-how relating to new projects (euro 49 million).

Goodwill represents the difference between the purchase price of consolidated investments and the fair value of the correspondent net equity. The euro 543 million amount at December 31, 2001 concerns primarily Lasmo Plc (euro 288 million), Agip Distribuidora SA, former Companhia Sao Paulo de Petroleo SA (euro 65 million) and Inversora de Gas Cuyana (euro 23 million). The change in the scope of consolidation of euro 301 million concerns primarily the inclusion of Lasmo Plc.

Other intangible assets of euro 1,124 million relate primarily to the acquisition of transmission rights for natural gas imported from Algeria (euro 895 million), rights to receive royalty payments for the use of licenses by Polimeri Europa (euro 95 million) and investments on assets of third parties (euro 75 million). Other changes of euro 321 million relate primarily to the transfer from Trans Austria Gasline Finance Co Ltd to Trans Austria Gasleitung GmbH, an Eni company accounted for by the equity method, of transmission rights for natural gas imported from Russia (euro 392 million).

10) Other non-current assets

Other non-current assets consist of the following:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Securities held as long-term assets:
- Italian treasury bonds	21	21
- other securities	111	312
Other	35	114
Deferred tax assets	806	776

	973	1,223

Securities held as long-term assets are carried at cost, adjusted for permanent impairment, and represent security deposits from customers euro 21 million (euro 108 million at December 31, 2000).

Other securities (euro 312 million) increased by euro 201 million due mainly to the inclusion in the scope of consolidation of Lasmo Plc (euro 300 million) which holds in portfolio securities listed at the Luxembourg Stock Exchange given as guarantee for issued ordinary bonds. This increase was offset in part by divestments (euro 94 million) effected by Eni’s foreign insurance company Finas Co Ltd.

Deferred tax assets are described in Note 13 “Reserves for contingencies and other deferred non-current tax liabilities”.

11) Taxes payable

Taxes payable include the following:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Customs and excise duties	1,114	693
Income taxes payable	3,358	912
Other	562	750

	5,034	2,355

Taxes payable of euro 2,355 million decreased by euro 2,679 million due to a decline in income taxes payable by euro 2,446 million (of which euro 2,166 million related to the payment of a substitute tax as per Law 342/2000) and in customs and excise duties by euro 421 million, due mainly to the deferral to January 2001 of payments due by the Refining and Marketing segment in December 2000. These decreases were offset in part by an increase in other taxes (euro 188 million).

12) Debt

Short-term debt

Eni’s short-term debt, as of December 31, 2000 and 2001, is composed of the following:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Due to:
- banks	3,230	1,972
- other financing institutions	67	25
- commercial paper	1,670	3,032
- unconsolidated subsidiaries	309	52
- affiliates	66	150

	5,342	5,231

Short-term debt by currency is as follows:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
U.S. dollar	2,205	2,197
Euro	2,035	1,314
British pound	1,031	1,271
Swiss franc	41	170
Norwegian kroner	2	30
Other	28	249

	5,342	5,231

The average interest rate of Eni’s short-term debt was 5.9% and 4.45% for the years ended December 31, 2000 and 2001, respectively.

Long-term debt

Eni’s long-term debt, including current maturities, as of December 31, 2000 and 2001, and the related maturity schedules are as follows:

		Dec. 31,		Current	Long-term maturity
				maturity
Type of debt instrument	Maturity range	2000	2001	2002	2003	2004	2005	2006	After	Total

	(million €)
Due to banks:
- ordinary loans	2001-2010	3,210	2,800	1,078	736	259	354	309	64	1,722
- interest rate assisted loans	2001-2008	331	296	66	63	63	60	38	6	230
- exchange rate assisted loans	2001-2004	149	119	40	40	39				79
- insured facility export credit	2001-2007	21	14	6	3	1	3		1	8
- ordinary export credit	2001-2006	21	14	4	4	3	2	1		10
- other financings	2001-2003	10	2	1	1					1

		3,742	3,245	1,195	847	365	419	348	71	2,050
Ordinary bonds	2003/2027	1,262	3,222	8	836	4	268	454	1,652	3,214
Others	2001/2019	698	850	30	33	33	46	22	682	820

		5,702	7,317	1,233	1,716	402	733	828	2,405	6,084

The increase in long-term debt of euro 1,615 million, relates primarily to the change in the scope of consolidation (euro 1,683 million of which euro 1,846 million related to Lasmo Plc) and exchange rate differences deriving from the translation into euro of financial statements denominated in other currencies (euro 326 million). This increase was offset in part by the net change in debt assumed and repaid in the year (euro 394 million).

Eni entered into a financing arrangement, relating to bank debt, that requires maintenance of certain financial ratios generally based on Eni SpA’s statutory and consolidated financial statements. At December 31, 2000 and 2001, the amount of debt subject to restrictive covenants was euro 44 million and euro 11 million, respectively. Eni is in compliance with the covenants contained in its financing arrangements.

The exchange rate assisted loans for euro 14 million relate to borrowings from European organizations, such as the European Investment Bank, for the purpose of economic development whereby the Italian Government partially absorbs foreign exchange gains and losses related to such loans.

Ordinary bonds of euro 3,222 million concern seven series of notes issued by Lasmo Plc for a total of euro 1,709 million with fixed rates from 6.7% to 10.375% and maturities between 2003 and 2027, notes issued by Eni in its Euro Medium Term Notes program for a total of euro 868 million, of which euro 500 million have a fixed rate of 6.125% and mature in 2010 and euro 368 million have fixed and variable rates and mature before 2010, Eni SpA bonds 1993-2003 with variable rate amounting to euro 516 million and Enifin SpA loan 1997-2005 with variable rate amounting to euro 129 million.

Long-term debt, including current maturities and average interest rates, by currency, is as follows:

		Average		Average
	Dec. 31, 2000	interest rate	Dec. 31, 2001	interest rate

	(million €)		(million €)
Euro	3,973	5.6	3,417	5.7
U.S. dollar	1,706	6.7	3,510	4.8
British pound	2	10.0	280	9.2
Japanese yen	10	6.6	104	0.65
Other	11	8.8	6	7.8

	5,702		7,317

Eni maintains uncommitted long-term lines of credit with various domestic and foreign banks. These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

In the normal course of business, Eni utilizes various derivative contracts to reduce risks arising from interest rate and foreign currency exchange rate fluctuations, both for long and short-term debt. See Note 24 for a more detailed discussion.

Certain debt, in the amount of euro 161 million and euro 115 million at December 31, 2000 and 2001, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities.

13) Reserves for contingencies and other deferred non-current tax liabilities

	Amount at the
	beginning of			Other	Year-end
	the year	Additions	Deduction	changes	amount

	(million €)
Dec. 31, 2000
Employee retirement and similar obligations	69	12	(5)		76
Other reserves for contingencies:
- site restoration and abandonment	1,479	232	(68)	55	1,698
- restructuring or decomissioning of production facilities	121	16	(3)	(8)	126
- environmental risks	412	220	(90)		542
- loss adjustments and actuarial reserves for Eni’s insurance companies	604	136	(152)	16	604
- losses related to investments	525	50	(20)	11	566
- contract penalties and disputes reserve	72	287	(26)	11	344
- reserve for contractual contingencies	159	31	(141)	(13)	36
- early retirement incentives	46	28	(42)		32
- other (*)	248	148	(127)	56	325

	3,666	1,148	(669)	128	4,273

Non-current income tax liabilities:
- deferred taxation	1,448	1,214	(1,089)	(591)	982
- other tax reserves	324	62	(27)	12	371

	1,772	1,276	(1,116)	(579)	1,353

	5,507	2,436	(1,790)	(451)	5,702

Dec. 31, 2001
Employee retirement and similar obligations	76	13	(6)	3	86
Other reserves for contingencies:
- site restoration and abandonment	1,698	125	(74)	214	1,963
- restructuring or decommissioning of production facilities	126	631	(24)	140	873
- environmental risks	542	212	(158)	208	804
- loss adjustments and actuarial reserves for Eni’s insurance companies	604	103	(182)	10	535
- losses related to investments	566	51	(34)	(199)	384
- contract penalties and disputes reserve	344	41	(233)	61	213
- reserve for contractual contingencies	36	20	(3)		53
- early retirement incentives	32	14	(23)	16	39
- other (*)	325	159	(120)	26	390

	4,273	1,356	(851)	476	5,254

Non-current income tax liabilities:
- deferred taxation	982	737	(1,083)	1,731	2,367
- other tax reserves	371	35	(147)	(5)	254

	1,353	772	(1,230)	1,726	2,621

	5,702	2,141	(2,087)	2,205	7,961

       (*) Each individual amount included herein does not exceed euro 50 million.

The “Site restoration and abandonment” reserve of euro 1,963 million represents primarily the estimated costs for well-plugging, abandonment and site restoration of euro 1,879 million. Other changes for euro 214 million concern primarily the inclusion in the scope of consolidation of Lasmo Plc (euro 146 million) and exchange rate gains from the translation of financial statements denominated in currencies other than the euro (euro 29 million).

The “Restructuring or decommissioning of production facilities” reserve of euro 873 million represents the estimated costs in the Petrochemicals segment of euro 768 million and in Other activities segment for euro 78 million. Additions to this reserve for euro 631 million concern primarily the Petrochemical segment (euro 616 million). Other changes for euro 140 million relate in particular to the inclusion in the scope of consolidation of Singea SpA (in liquidation) (euro 95 million) and the merger of Agricoltura SpA (in liquidation) in EniChem SpA (euro 35 million).

The “Environmental risks” reserve of euro 804 million represents, primarily, the estimated costs of remediation for the Petrochemicals segment (euro 470 million) and Refining and Marketing segment (euro 228 million). Additions for euro 212 million relate in particular to the Petrochemical (euro 92 million), Refining and Marketing (euro 82 million) and Natural Gas (euro 31 million) segments. Other changes for euro 208 million relate in particular to the merger of Agricoltura SpA (in liquidation) in EniChem SpA (euro 140 million) and the inclusion in the scope of consolidation of Singea SpA (in liquidation) (euro 62 million).

The “Reserve for losses on investments” of euro 384 million decreased by euro 182 million primarily due to the inclusion in consolidation of Singea SpA (in liquidation).

The “Contract penalties and dispute reserve” of euro 213 million decreased by euro 131 million over December 31, 2000. Decreases are primarily due to the reserve accrued last year following the cut in Snam’s tariffs by 23.7 lire per cubic meter from January 2000 according to the decision of the Authority for Electricity and Gas of December 22, 1999 no. 193 (euro 200 million). Other changes for euro 61 million relate in particular to the inclusion in the scope of consolidation of Singea SpA (in liquidation) (euro 31 million) and the merger of Agricoltura SpA (in liquidation) in EniChem SpA (euro 24 million)

“Deferred income tax liabilities net” of euro 2,367 million (euro 982 million at December 31, 2000) have already been reduced by deferred tax assets for which Eni possesses the legal right of offset. Other changes of euro 1,731 million concern the inclusion in the scope of consolidation of Lasmo Plc (euro 1,559 million), exchange rate gains on the translation of financial statements denominated in currencies other than the euro (euro 127 million) and the offsetting of deferred tax liabilities with deferred tax assets for each legal entity (euro 44 million). A description follows of net deferred tax liabilities, determined by subtracting from the reserve for taxes the deferred income tax assets that may not be offset and are included in the item “Other non-current assets”.

Net deferred income tax liabilities

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Deferred income taxes	2,597	4,064
Deferred tax asset:
- may be offset	(1,615)	(1,697)
- may not be offset	(806)	(776)

	176	1,591

The most significant temporary differences giving rise to the net deferred tax liabilities are as follows:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Deferred tax liabilities:
- accelerated depreciation	2,059	2,614
- differences between purchase cost and net book value of acquired consolidated companies	156	931
- reserve for uncollectable receivables	108	127
- distributable reserves subject to taxes	106	105
- gains taxable in the future	65	76
- other	103	211

	2,597	4,064

Deferred tax assets:
- accruals for doubtful accounts and reserve for contingencies	(1,424)	(1,919)
- assets revaluation as per Law 342/2000	(1,231)	(1,136)
- tax loss carryforwards	(584)	(1,132)
- investments revaluation in accordance with Law 292/93 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(892)	(892)
- future deductable amortization	(336)	(355)
- writeoffs of fixed assets, intangible assets and or inventories deductable in the future	(111)	(269)
- losses of investments and subsidiaries in excess of currently allowable tax deductions	(225)	(236)
- other	(302)	(347)

	(5,105)	(6,286)

Less:
Valuation allowance	2,684	3,813

	(2,421)	(2,473)

Net deferred tax liabilities	176	1,591

Tax loss carryforwards

Under Italian tax regulations, losses may be carried forward for up to five years; for non-Italian tax loss carryforwards the period generally ranges from 5 to 15 years, with a significant portion having no expiration date. Tax loss carryforwards reverse at a rate of 36% for Italian companies and an average rate of 33% for foreign companies.

Gross tax loss carryforwards of euro 3,324 million expire as follows:

	Domestic	Foreign

	(million €)
2002	178	51
2003	235	52
2004	606	75
2005	44	48
2006	430	83
over 2006		528
without expiration		994

	1,493	1,831

Tax loss carryforwards expected to be utilized amount to euro 581 million and relate primarily to foreign companies (euro 577 million). The tax effect of such tax loss carryforward is euro 185 million.

Other tax reserves include estimated charges of euro 254 million for unsettled tax claims. All tax years prior to 1995 have been settled, for direct taxes, with Italian tax authorities, by Eni SpA and most of its Italian subsidiaries with the exception of ongoing tax proceedings. With regard to foreign subsidiaries, the situation varies among jurisdictions, with settled tax years ranging from 1995 to 2000.

14) Shareholders’ equity

Share capital

In connection with the transformation of Ente Nazionale Idrocarburi into a joint stock company in July 1992, all reserves existing prior to the date of the transformation were converted to share capital. On June 1, 2001 the General Shareholders’ Meeting decided the conversion of Eni’s share capital from lira into euro and the grouping of shares where for two shares with nominal value 0.5 euro each shareholder receives one share nominal value 1 euro.

Eni SpA had 4,001,259,476 shares (nominal value euro 1 each) fully paid-up as of December 31, 2001 (8,002,140,853 ordinary shares nominal value lire 1,000 as of December 31, 2000, corresponding to 4,001,070,426 shares nominal value 1 euro and 8,002,127,653 ordinary shares nominal value lire 1,000, as of December 31, 1999, corresponding to 4,001,063,826 shares nominal value 1 euro). The increase of 6,600 and 189,050 shares nominal value 1 euro for year 2000 and 2001 respectively, results from the issue of shares subscribed under the stock grant plan. All earnings per share and earnings per ADS amounts in these financial statements corresponding to prior periods have been adjusted to reflect the 2 for 1 reverse stock split.

Reserves

The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the “Civil Code”). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the net income of Eni SpA, as recorded in Eni SpA’s statutory financial statements for such year, must be set aside until the cumulative legal reserve is equal to one-fifth of the nominal value of Eni SpA’s issued and outstanding share capital. Such dividend restriction also applies to each Italian subsidiary of Eni.

Reserves include amounts received from the Ministry of Economy and Finance to reimburse Eni SpA for principal and interest payments on loans obtained and bonds issued in prior years, which under laws 730/83, 749/85 and 41/86, were obligations of the Government.

The “Reserve for the issue of shares in accordance with art. 2349 of the Italian Civil Code” contains earnings destined to increase share capital under the stock option plan. The number of shares to assign for no consideration is 3,079,500 shares nominal value 1 euro (2,843,900 nominal value lire 1,000 and 1,421,950 shares nominal value 1 euro at December 31, 2000).

As provided by Italian Law, dividends may be paid on an unconsolidated basis only out of retained earnings plus distributable reserves and statutory net income for the current year net of the amount to be allocated to the legal reserve in the subsequent year.

Approximately euro 22,000 million was unrestricted as to payment of dividends at December 31, 2001, a portion of which is subject to taxation upon distribution. Deferred tax liabilities for euro 105 million have been recorded in relation to the reserves expected to be distributed (see Note 2).

Treasury shares

Treasury shares amount to euro 2,068 million (euro 574 million at December 31, 2000) and consist of 154,380,826 ordinary shares nominal value 1 euro owned by Eni SpA (88,163,000 ordinary shares nominal value lire 1,000 as of December 31, 2000, corresponding to 44,381,500 ordinary shares nominal value 1 euro). Such shares are valued at cost and have been repurchased to increase shareholder’s value in accordance with the decisions of Eni’s shareholders meetings of June 6, 2000 and June 1, 2001.

Reconciliation of statutory net income and shareholders’ equity to consolidated net income and shareholders’ equity

The statutory financial statements of subsidiaries reflect certain tax-driven entries. In addition, Eni SpA’s statutory financial statements do not reflect the consolidation of subsidiary companies.

Adjustments are made in consolidating the statutory accounts of Eni SpA and subsidiary companies to reflect the consolidation principles described in Note 2. In addition, adjustments are made to eliminate the effects of certain tax-driven entries applied by subsidiary companies in their respective statutory accounts.

The reconciliation of net income and shareholders’ equity as reported in Eni SpA’s statutory financial statements to those reported in the consolidated financial statements is as follows:

	Net income			Shareholders' equity

	1999	2000	2001	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Per Eni SpA’s financial statements	2,224	3,426	2,250	11,926	14,785	15,375
Loans serviced by the Government				8	4
Treasury shares					(574)	(2,068)
Elimination of the equity value and result of consolidated companies as accounted for Eni SpA financial statements	(960)	(1,570)	578	(6,943)	(7,152)	(6,059)
Equity value and result of consolidated companies	2,160	1,960	2,412	13,470	22,864	24,800
Consolidation adjustments:
- difference between cost and underlying value of equity	(22)	(22)	(49)	190	203	459
- elimination of tax adjustments and compliance with accounting policies	203	1,846	420	3,021	(4,378)	(1,945)
- elimination of unrealized intercompany (profits) losses	(12)	(72)	(130)	(412)	(437)	(1,493)
- deferred taxation	(681)	313	258	(1,534)	(1,241)	(127)
- other adjustments	85	141	2,489	23	(1)	247

	2,997	6,022	8,228	19,749	24,073	29,189
Minority interest	(140)	(251)	(477)	(1,351)	(1,672)	(1,706)

Per consolidated financial statements	2,857	5,771	7,751	18,398	22,401	27,483

15) Net sales from operations are as follows

	1999	2000	2001

	(million €)
Gross sales from operations	44,841	62,985	63,094
Change in contract work in progress	702	(1,054)	88
Less:
- excise tax	(13,911)	(13,126)	(13,068)
- services billed to joint venture partners	(624)	(867)	(1,189)

	31,008	47,938	48,925

16) Purchases, services and other

Purchases, services and other include the following:

	1999	2000	2001

	(million €)
Production costs-raw, ancillary and consumable materials and goods	12,945	23,691	23,711
Production costs-services	6,035	6,513	7,507
Lease, rental and royalty expenses	941	1,203	1,242
Other expenses	1,266	1,518	1,302

	21,187	32,925	33,762
Less:
- services billed to joint venture partners	(624)	(867)	(1,189)
- capitalized direct costs associated with self-constructed assets	(563)	(616)	(745)

	20,000	31,442	31,828

Lease, rentals and royalty expense include royalties on hydrocarbons extracted for euro 331 million, 552 million and 517 million in 1999, 2000 and 2001 respectively.

17) Payroll and related costs

Payroll and related costs are analyzed as follows:

	1999	2000	2001

	(million €)
Wages and salaries	2,134	2,175	2,271
Social security contributions	621	627	602
Employee termination indemnities	121	117	114
Pensions and similar obligations	16	11	12
Other costs	73	57	83

	2,965	2,987	3,082
Less:
- revenues related to personnel costs	(33)	(40)	(51)
- capitalized direct costs associated with self-constructed assets	(150)	(161)	(180)

	2,782	2,786	2,851

18) Depreciation, amortization and writedowns

Depreciation, amortization and writedowns consist of the following:

	1999	2000	2001

	(million €)
Depreciation and amortization:
- intangible assets	771	1,122	1,370
- fixed assets	2,825	2,678	3,310

	3,596	3,800	4,680
Writedowns
- fixed assets	106	55	100

	3,702	3,855	4,780
Less:
- direct costs associated with self-constructed assets	(4)	(12)	(9)

	3,698	3,843	4,771

19) Financial income (expense) and exchange differences, net

Financial expense and exchange differences, net consist of the following:

	1999	2000	2001

	(million €)
Interest and other financial income	339	501	539
Securities gains	197	116	95
Interest and other financial expense	(556)	(791)	(932)
Exchange differences, net	(27)	165	(10)
Less:
- interest capitalized	57	73	49

	10	64	(259)

20) Other income (expense) from investments

Other income (expense) from investments consists of the following:

	1999	2000	2001

	(million €)
Gains on disposals	17	19	76
Dividends	63	44	40
Income from equity investments	89	137	154
Other revaluation of investments	19	10	4
Writedown of investments	(101)	(178)	(491)
Other	2	1	1

	89	33	(216)

21) Extraordinary income (expense)

Extraordinary income (expense) consists of the following:

	1999	2000	2001

	(million €)
Extraordinary income
Gains on disposals	77	86	3,473
Other extraordinary income	26	146	173

	103	232	3,646

Extraordinary expense
Restructuring cost:
- provisions for risks	(330)	(182)	(885)
- writedowns of fixed assets	(169)	(34)	(607)
- cost of redundancy incentives	(110)	(202)	(237)

Total restructuring cost	(609)	(418)	(1,729)
Other extraordinary expenses	(22)	(326)	(80)

	(631)	(744)	(1,809)

	(528)	(512)	1,837

Gains on disposals relate to sale of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 3,473 million are primarily due to: (i) the public offering of 40.24% of the share capital of Snam Rete Gas (euro 2,453 million); (ii) the sale of the share capital of Immobiliare Metanopoli (euro 348 million) and other real estate (euro 406 million) within Eni’s real estate divestment program; (iii) the sale of the Polyurethane Division (euro 211 million).

Other extraordinary income of euro 173 million relate primarily to the release of the reserve for contingencies of euro 112 million due to the annulment by the Council of State of the fine imposed on AgipPetroli by the Antitrust Authority, sentence No. 359/2001, for alleged horizontal cartel with other oil companies.

Provisions for risks of euro 885 million relate to charges for restructuring and divestments in the Petrochemicals segment (euro 616 million) and environment restoration in the Petrochemical (euro 91 million), Refining and Marketing (euro 77 million) and Natural Gas (euro 44 million) segments.

Writedowns and losses of euro 607 million including the writedown of fixed and intangible assets in the Petrochemical segment (euro 574 million).

Redundancy incentives of euro 237 million concern primarily the Exploration and Production segment (euro 101 million), Natural Gas segment (euro 44 million), Refining and Marketing segment (euro 42 million), and the Petrochemical segment (euro 39 million).

22) Income tax expense

Income taxes are analyzed as follows:

	1999	2000	2001

	(million €)
Current Taxes:
- Italian subsidiaries	1,288	3,584	1,093
- Foreign subsidiaries operating in Exploration and Production segment	528	1,944	2,028
- Other foreign subsidiaries	40	40	175

	1,856	5,568	3,296
Less:
- Tax credits on dividends distribution not offset with current tax payment	(2)	(2)	(1)

	1,854	5,566	3,295

Deferred Taxes:
- Italian subsidiaries	113	(1,478)	158
- Foreign subsidiaries operating in Exploration and Production segment	99	247	93
- Other foreign subsidiaries		(12)	(16)

	200	(1,231)	235

	2,054	4,335	3,530

Income taxes due relate to Irpeg (National income tax) for euro 796 million and Irap (Regional income tax) for euro 260 million and foreign income taxes of euro 37 million.

The effective tax rate is 30% compared with a statutory tax rate of 40.9%, calculated by applying a 36% tax rate (Irpeg) to income before taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

	1999	2000	2001

	(%)
Statutory tax rate	44.2	42.7	40.9

Permanent differences	0.3	0.5	(7.6)
Effect of the application of Law no. 342/2000		(4.9)	(4.6)
Effects of tax credits	(0.1)	(0.3)	(2.3)
Reversal of deferred taxes no longer required as result of mergers	(1.5)
Taxes on distributable reserves	0.4	0.3
Higher (lower) foreign subsidiaries tax rate	(3.0)	2.5	(5.0)
Other	0.4	1.1	(1.4)

	(3.5)	(0.8)	(10.9)

Effective tax rate	40.7	41.9	30.0

Permanent timing differences concern mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas (7.2%).

23) Earnings per share

Earnings per share for years 1999 and 2000 have been restated to reflect the conversion of the share capital from italian lire to euro.

Earnings per share is calculated by dividing net income, excluding minority interest, by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

In order to compare earnings per share in the two years presented, the number of shares issued through stock grants made in 2000 and 2001 has been added to the number of shares outstanding in previous years. Based on this criterion, the number of shares outstanding was 4,001,259,476, 3,994,466,024 and 3,910,243,750 as of December 31, 1999, 2000 and 2001 respectively.

The dilutive effect of potential ordinary shares when converted into ordinary shares on earnings per share is not material. At present, only shares assigned for no consideration are considered, as the conditions have not yet been met for the stock options to be exercised.

24) Commitments and contingencies

Derivative financial instruments

Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services and engineering industries and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices.

Derivative financial instruments are utilized by Eni to reduce these risks, as explained below.

Eni’s treasury activities are managed primarily by two captive finance companies operating in the Italian and international financial markets. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.

Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee. However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions.

Eni does not enter into derivative transactions on a speculative basis.

(a) Notional amounts and credit exposures of derivatives

The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as barrels, tons, etc.). The amounts expressed in foreign currency are converted into euro applying the exchange rate at year-end.

The notional amounts of derivatives summarized in the sections that follow do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of Eni. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, exchange rates and commodity prices. Therefore, the credit exposure of interest rate, foreign exchange and commodity contracts is represented by the fair value of contracts with a positive fair value at year-end, reduced by the effects of master netting agreements. Eni SpA’s Board of Directors has approved policies which provide guidelines related to the criteria of eligible counterparties in derivative transactions and permissible financing investments, including purchases of securities. Although Eni is exposed to credit-related losses in the event of non- performance by counterparties to derivative financial instruments, it does not expect any counterparties to fail to meet their obligations given the high credit standings of such counterparties.

(b) Interest rate risk management

Eni enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

	Dec. 31, 2000	Dec. 31, 2001
	Notional amount	Notional amount

	(million €)
Interest rate swaps	3,163	3,208
Forward rate agreements	476	168
Interest rate collars	121	134

	3,760	3,510

Eni enters into interest rate derivatives, particularly interest rate swaps, to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

The following table indicates the types of interest rate swaps used and their weighted-average interest rates and maturities. Average variable rates are based on rates at year-end and may change significantly, affecting future cash flows.

The comparison between weighted-average receive rate and weighted-average pay rate does not represent the result of derivatives: such result is calculated on the basis of the underlying hedged operation.

	Dec. 31, 2000	Dec. 31, 2001

Receive-fixed/Pay-floating swaps-notional amount (million euro)	426	1,202
- weighted average receive rate	6.45%	6.99%
- weighted average pay rate	4.79%	3.50%
- weighted average maturity (years)	4.51	3.93
Receive-floating/Pay-floating swaps-notional amount (million euro)	1,223	813
- weighted average receive rate	5.10%	4.17%
- weighted average pay rate	5.03%	4.21%
- weighted average maturity (years)	4.02	4.13
Pay-fixed/Receive-floating swaps-notional amount (million euro)	1,514	1,193
- weighted average pay rate	5.22%	4.84%
- weighted average receive rate	5.14%	3.31%
- weighted average maturity (years)	2.24	2.97

Forward rate agreements are generally used by Eni to offset changes in the rates of short and long-term floating-rate debt. Forward rate agreements settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount. Forward contracts at year-end are related to contracts whereby Eni receives or pays a fixed rate for euro 5 million and 163 million respectively (euro 50 million and euro 426 million, respectively at December 31, 2000). These contracts have terms of less than one year. Gains and losses estimated at December 31, 2001, are not material.

Eni also uses interest rate collars to manage its interest rate risk. An interest rate collar is a combination of options that enable a predetermined interest rate band to be locked in. Interest rate collar contracts at year-end have terms of up to six years. Eni also uses zero-cost collars that do not require payment of an option premium.

(c) Foreign exchange risk management

Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table:

	Dec. 31, 2000	Dec. 31, 2001
	Notional amount	Notional amount

	(million €)
Forward exchange contracts	4,563	5,172
Purchased options	622	538

	5,185	5,710

Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in foreign currencies. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally one year.

Eni also uses currency options to hedge expenses denominated in foreign currencies. Currency options, purchased in the over- the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period, normally two years.

The table below summarizes, by major currency, the contractual amounts of Eni’s forward exchange and option contracts.

	Dec. 31, 2000		Dec. 31, 2001

Currency	Buy	Sell	Buy	Sell

	(million €)
U.S. dollar	1,110	1,946	1,429	2,480
Pound sterling	116	838	776	177
Swiss franc	269	275	4	434
Norwegian kroner	91	228	39	95
Euro	98	28	73	2
Japanese yen	32	32	124	27
Other	4	118	4	46

	1,720	3,465	2,449	3,261

(d) Commodity price risk management

Exchange traded crude oil and petroleum product futures contracts and over-the-counter market swaps are primarily used by the Exploration and Production, Refining and Marketing and Petrochemical segments to minimize the commodity price volatility. Futures contracts have little credit risk because they take place in regulated markets. Swap agreements do not contain margin requirements and are subject to the creditworthiness of counterparties, which are principally major financial institutions. At December 31, 2000 and 2001 the notional amounts of open contracts are not material.

(e) Sales of government bonds

Eni sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein Eni receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor (Europe Interbank Offered Rate). Such investors may sell their securities back to Eni at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Eni also entered into an interest rate swap with a financial institution wherein it receives a floating rate which is considered more favorable for its floating rate commitment to its investors. At December 31, 2000 and 2001, euro 121 million and euro 150 million, respectively, worth of such securities remained in the hands of employees. For accounting purposes, this transaction was treated as a sale of the bonds with gains recognized in current income.

Guarantees

Guarantees have been given by Eni to third parties. At December 31, 2000 and 2001, these guarantees were as follows:

	At December 31, 2000				At December 31, 2001

	Unsecured	Other	Secured		Unsecured	Other	Secured
	guarantees	guarantees	guarantees	Total	guarantees	guarantees	guarantees	Total

	(million €)
Unconsolidated subsidiaries	227	684		911	126	277		403
Affiliated companies	47	1,887	78	2,012	65	1,220	78	1,363
Consolidated companies	4,800	4,250	85	9,135	4,800	5,287	85	10,172
Others	28	250		278	18	220		238

	5,102	7,071	163	12,336	5,009	7,004	163	12,176

Guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 1,688 million (euro 2,845 million as of December 31, 2000) consist primarily of: (i) unsecured guarantees and letters of patronage given to banks in relation to loans and lines of credit received for euro 1,495 million of which euro 983 million related to a contract released by Snam SpA on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 931 million as of December 31, 2000); (ii) unsecured and other guarantees given to third parties in relation to the acquisition or sale of investments for euro 51 million (euro 422 million as of December 31, 2000), and unsecured guarantees to tax authorities in relation to VAT receivables for euro 60 million (euro 209 million as of December 31, 2000); (iii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 68 million (euro 69 million as of December 31, 2000). As of December 31, 2001, the underlying commitment covered by such guarantees was euro 998 million (euro 1,657 million as of December 31, 2000).

The euro 1,157 million decrease refers mainly to the extinction of the guarantee provided by Snam SpA to the General Contractor of the Blue Stream project to cover any events that could prevent the completion of the project (euro 623 million) and to reclassifications of guarantees given on behalf of subsidiaries and affiliates following the inclusion in consolidation of Singea SpA (in liquidation) and the merger of Agricoltura SpA (in liquidation) in EniChem SpA (euro 586 million).

Guarantees given on behalf of consolidated companies of euro 10,087 million (euro 9,050 million as of December 31, 2000) consist primarily of: (i) a guarantee of euro 4,800 million (the same as in 2000) given by Eni SpA to Treno Alta Velocità — TAV — SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Cepav Uno; consortium members gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) guarantees given to third parties relating to: bid bonds and performance bonds for euro 1,450 million (euro 1,526 million as of December 31, 2000); insurance risk for euro 1,248 million reinsured by Eni (euro 1,076 million as of December 31, 2000); hydrocarbon development activities for euro 1,375 million (euro 674 million as of December 31, 2000); VAT recoverable from tax authorities for euro 764 million (euro 493 million as of December 31, 2000). The underlying commitment covered by such guarantees was euro 8,613 million as of December 31, 2001 (euro 8,145 million as of December 31, 2000).

Secured guarantees of euro 163 million, relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies (the same amount as of December 31, 2000). At December 31, 2001 the underlying obligation covered by such guarantees was euro 107 million (euro 134 million as of December 31, 2000).

Other commitments

Other commitments and potential risks consist primarily of:

•	Obligations for purchases and sales of fixed assets of euro 146 million (euro 3,291 million as of December 31, 2000). The euro 3,145 million decrease is primarily related to the settlement of obligation for the acquisition of Lasmo Plc shares (euro 3,103 million).

•	Commitments of euro 508 million (euro 642 million as of December 31, 2000) primarily related to: (i) agreements between EniChem and various government entities, employee and trade groups whereby EniChem has committed to invest approximately euro 272 million (euro 387 million as of December 31, 2000) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant; (ii) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 222 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 232 million as of December 31, 2000).

•	Risks of euro 905 million (euro 585 million as of December 31, 2000) are primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 508 million (euro 175 million as of December 31, 2000); (ii) environmental damages for euro 136 million (euro 155 million as of December 31, 2000); (iii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 159 million (euro 157 million as of December 31, 2000); (iv) tax proceedings for euro 48 million (euro 46 million as of December 31, 2000). Environmental proceedings include the action taken by the Minister of Environment against EniChem SpA in 1992 (euro 135 million) commented on under the following item “Legal Proceedings”.

•	In order to satisfy expected demand for natural gas in Italy in the medium and long-term, Eni has entered into certain long-term gas supply agreements which currently have an average unexpired duration of approximately 20 years. Such agreements, which contain take-or-pay provisions, will enable Eni to purchase an aggregate of approximately 1,120 billion cubic meters of natural gas. Under such agreements, the prices to be paid for the gas are periodically revised based on the market price for certain petroleum products. In connection with its supply contracts, Eni is also a party to long-term contracts with third parties for the transport of natural gas from the delivery point of foreign suppliers to Italy. These contracts generally contain ship-or-pay provisions. Eni also holds transmission rights on foreign pipelines that allow it to carry natural gas to Italy. Historically, Eni’s purchasing and transmission practices have been such that take-or-pay or ship-or-pay provisions have never been invoked. On June 20, 2000, Decree No. 164 issued by the Council of Ministers to implement the European Directive on natural gas into Italian legislation became effective. Such decree accelerated the opening of the market by allowing the entry of several operators in the Italian marketplace, and at the same time introduces ceilings to each operator’s market share and provides for the legal separation of some activities, while protecting take-or-pay contracts and the principle of reciprocity as specified by the European Directive. In order to remain within the limits set by the Decree and with the aim of non incurring in “take-or-pay” clauses, Eni sold natural gas available exceeding stated thresholds outside Italy to operators that will destine it to Italy under multi-annual supply contracts.

•	Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business.

Based on information available to date, and taking account of the existing contingencies, Eni believes that the foregoing will not have a material adverse effect on Eni’s consolidated financial statements.

The following is a summary of significant legal matters in which Eni is involved.

Judicial or Arbitration Proceedings

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to euro 182 million of receivables for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation) now merged in EniChem SpA) and Terni Industrie Chimiche SpA (merged in Agricoltura SpA (in liquidation) that has been merged in EniChem SpA). Such receivables were transferred by Agricoltura and Terni to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni brought counterclaims against Agrifactoring for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. In January 2000, the technical opinion requested by Agrifactoring was completed. According to this opinion, the balance of the account between Agrifactoring and Federconsorzi, on which Agrifactoring is claiming payment of euro 182 million, amounts to approximately euro 40 million. These proceedings, which have been joined, are still pending.

In 1992, Eni SpA and EniChem SpA initiated an arbitration proceeding against Montedison SpA and its subsidiaries in relation to guarantees given by them in connection with the formation of Enimont SpA. This proceeding is nearing completion. Defendants brought counterclaims. In December 2000, an agreement was reached through which Montedison accepted EniChem’s claim of euro 41 million and paid said amount on December 22, 2000. Arbitration is still pending for all environmental issues.

Tax Proceedings

Agip SpA (now merged in Eni SpA) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount for euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these claims were judged as unfounded by the Provincial Tax Commission of Milan. The Regional Tax Commission of Milan rejected the appeal against the first and second decisions opposed by the Italian tax authorities. The appeal of the Tax Authorities against the third decision was rejected by the Regional tax Commission of Milan, but the terms to contest this decision in front of the Court of Cassation are still open. The appeal for the fourth decision has not yet been discussed. In December 2000 Eni received a fifth formal assessment concerning an alleged understated amount of euro 20 million related to 1994. The Provincial Tax Commission of Milan accepted Eni’s claim with decision issued on May 7, 2001. From that date starts the period of appeal to the Regional Tax Commission.

In August 2000, the Ministry of Finance of Kazakhstan sent Agip Karachaganak a formal assessment that claims that the company understated its income for 1998 and 1999 by euro 58 million. The amount relates to the non deductibility of overhead costs considered as cost recovery and to a different criterion for the deduction of some other costs. In the first half of 2001 Eni signed a protocol with Kazakh tax authorities which reduces the disputed amount to euro 14 million. Legal proceedings related to Eni’s counterclaim are however pending.

With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (now merged in Eni SpA) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam Spa and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax and therefore appealed this decree against the jurisdictional bodies. With respect to this matter an official interpretation was requested from the Ministry of Economy and Finance. With a decision dated May 29, 2001 the Ministry confirmed that the additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative judge did not apply to this case. In case the Lombardia Region should request the payment of the additional excise tax, Snam will challenge this request in Court. At a later date the Lombardia Region decided with regional law 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

Environment

In 1992, the Minister of Environment filed an action against EniChem SpA and other parties to recover between euro 135 million and euro 870 million in damages relating to the discharge of effluents by the Mantua plant. This plant was owned by a former subsidiary of Montedison SpA that was conferred to Enimont SpA in connection with the formation of the Enimont joint venture. In September 1999, the State attorney requested that all the parties be condemned by the Court of Brescia to pay compensatory damages resulting from the proceeding of not less than euro 135 million.

An action was started in 1997 concerning the criminal charges brought by the Venice public prosecutor against 28 persons, including 12 former and current managers of subsidiaries of Eni1, for alleged mismanagement of the Porto Marghera plant starting in the 1970s and for the alleged pollution and health damage resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by Eni. With reference to the 25 year period examined in the proceeding (1971-1995) EniChem managed the CVM-PVC plant from 1987 to 1993, while land parcels and other plants were managed by EniChem only from 1990 onwards. The inclusion of Eni SpA as defendant for environmental damage and crimes related to injuries and death of persons that had worked near the Porto Marghera petrochemical plant is based on the fact that Eni SpA is a shareholder of companies operating in Porto Marghera, rather than on Eni’s participation in managing such companies. Plaintiffs are both institutions (Italian Government, Veneto Region, Venice Province and some municipalities) and 69 persons and entities. Damage payments were requested for a total amount of euro 511 million, but a request of euro 2,035 million was presented in case the judge should not identify evidence for each specific case. The state attorney estimated the cost of environmental remediation in euro 36,952 million and the illicit profit of defendants of euro 5,970 million. Damage payment has been requested jointly of all defendants. Only for the environmental damage did the State Attorney request individual payment of each defendant found guilty. On November 2, 2001 the Court of Venice acquitted all defendants. When the judgments is published2, plaintiffs have 45 days to file an appeal.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date. Among these persons 20 are former employees or managers of EniChem SpA, that managed these

(1)	For the purpose of this item, Eni includes Eni SpA, EniChem SpA and subsidiaries of EniChem SpA.

(2)	At the date of February 8, 2002 ir had not yet been deposited.

plants from 1983 to 1993. This proceeding is still at the preliminary stage and is aimed at ascertaining any responsibility related to illnesses suffered by workers employed in said plants. A respite has been requested for further inquiry.

In 2000, the public prosecutor of Gela started an investigation on prohibited emissions from AgipPetroli SpA’s refinery (as per art. 674 of the Criminal Code), which are purported to have had negative effects on the health of a number of citizens of Gela, and on AgipPetroli’s lack of declaration of such emissions in violation of Presidential Decree no. 203 of 1998. The investigation brought an action against some former managers of the refinery for events registered from 1997 to date. The Municipality of Gela, the Province of Caltanissetta and others will act as civil party and requested the payment of compensatory damage from Agip Petroli for a total of euro 878 million.

Antitrust, EU Proceedings, and actions of the Authority for Electricity and Gas

In March 1999, the Antitrust Authority concluded its investigation and fined Snam SpA euro 2 million for allegedly abusing its dominant position in the market for the transportation and distribution of natural gas and ordered a review of certain of Snam’s business practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio. On May 26, 1999 this Court has granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The definition of the dispute is still pending.

With a decision presented to Snam SpA (now merged in Eni SpA) on October 30, 2001, on suggestion of Blugas SpA whose request for access to the Italian natural gas network for the period May 1 to September 30, 2001 was accepted only in part, the Antitrust Authority started an inquiry on Snam and Snam Rete Gas SpA to establish if they abused their dominant position when they assigned transport capacity at the import points (in this case Passo Gries). Snam thinks that partial access was granted in period from May 1 to September 30, 2001 (Blugas had requested a capacity of 150,000 cubic meters/day and was granted only 100,000 cubic meters/day) due to a decrease in total domestic transport capacity related to upgrade works underway at the time. Snam thinks it assigned fairly this reduced capacity available, proportionally to all companies requesting access.

On August 28, 2000, Enirisorse SpA (in liquidation) now Singea SpA (in liquidation) and Zincocalabra SpA signed an agreement for the sale of the whole share capital of Pertusola Sud, now merged in Singea SpA in liquidation. This agreement was filed with the European Commission within the procedure for monitoring the liquidation of Enirisorse’s assets in the non ferrous metallurgy business, as per decision 98/212/CE of April 16, 1997. With a letter dated September 26, 2000, the Commission requested information from the Italian Government in order to appraise the compatibility of this agreement with said decision. On February 13, 2001, the Commission informed the Italian Government that it started the procedure as per article 88 of the Union Treaty for alleged state aid in favor of Pertusola Sud. This procedure has been started in the context of the above mentioned decision for the following reasons: (i) aid given to Pertusola Sud in relation to the decision could have been given unlawfully; (ii) funds provided to Pertusola Sud in liquidation by Singea could be considered as state aid, and in this case are not compatible with the European single market concept; (iii) funds that Singea should provide to Pertusola Sud for environmental charges may represent state aid, and if this is the case they are not compatible with the single market concept. On April 4, 2001, the Italian Government presented its report to the Commission informing the Zincocalabra SpA is no longer interested in an investment that seems to require quite a long time to be completed due to this procedure. In May 2001, the Commission started a proceeding against the Italian Government, which, on July 25, 2001, in turn sent to Enirisorse the Commission’s report in order to reply. In October 2001 the Italian Government presented its observations to the Commission. The Commission may present its decision before the end of 2002. If the final decision is unfavorable, Pertusola Sud shall have to return to Enirisorse the funds in question that are considered unlawful state aid. This decision may be appealed according to European procedures.

With a decision presented on June 5, 2001 the Antitrust Authority started an inquiry against AgipPetroli, Atriplex and other companies for alleged limitations to competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of gasoil for automotive use in the period 1996-2000. This proceeding intends to ascertain if the alleged agreements could be the expression of a more general arrangement among companies for dividing between them the mentioned fuel supplies. The proceeding shall be closed before October 11, 2002.

Environmental Regulations

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict air emission and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although Eni, considering the actions already taken, the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon its consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that this will be the case due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going characterizations and the other possible effects of decree No. 471/99 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

25)	Segment information

Segment information is presented in accordance with the revised IAS 14. Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

						Oilfield
	Exploration		Electricity	Refining		Services	Other	Activities
	and	Natural	Generation	and	Petro-	and	activities	to be
	Production	Gas	(a)	Marketing	chemicals	Engineering	(b)	divested	Total

	(million €)
1999
Net sales from operations (c)	6,840	9,900		14,415	4,096	2,988	555	83
less: intersegment sales	(5,612)	(368)		(873)	(319)	(299)	(398)
Net sales to customers	1,228	9,532		13,542	3,777	2,689	157	83	31,008
Operating income	2,834	2,580		478	(362)	149	(199)		5,480
Identifiable assets (d)	11,889	10,951		7,864	3,431	2,629	716		37,480
Unallocated assets									8,717
Identifiable liabilities (e)	3,570	2,507		3,718	1,191	1,661	921		13,568
Unallocated liabilities									12,880
Capital expenditures	3,268	906		524	289	425	55	16	5,483
Depreciation, amortization and writedowns	(1,656)	(1,071)		(501)	(333)	(111)	(26)		(3,698)
2000
Net sales from operations (c)	12,308	13,935	492	25,462	6,018	2,146	608
less: intersegment sales	(9,384)	(529)	(184)	(1,549)	(570)	(384)	(431)
Net sales to customers	2,924	13,406	308	23,913	5,448	1,762	177		47,938
Operating income	6,603	3,150	28	986	4	144	(143)		10,772
Identifiable assets (d)	15,170	12,567	360	8,257	3,559	2,890	867		43,670
Unallocated assets									12,693
Identifiable liabilities (e)	4,408	2,913	41	4,048	1,223	1,854	1,018		15,505
Unallocated liabilities									16,785
Capital expenditures	3,539	780	14	533	265	245	55		5,431
Depreciation, amortization and writedowns	(2,364)	(459)	(20)	(547)	(274)	(148)	(31)		(3,843)
2001
Net sales from operations (c)	13,960	15,495	603	22,083	4,761	3,114	695
less: intersegment sales	(8,430)	(480)	(188)	(1,202)	(471)	(509)	(506)
Net sales to customers	5,530	15,015	415	20,881	4,290	2,605	189		48,925
Operating income	5,984	3,606	66	985	(332)	255	(168)		10,396
Identifiable assets (d)	24,261	12,226	634	7,420	2,488	3,136	789		50,954
Unallocated assets									11,782
Identifiable liabilities (e)	5,098	2,971	66	3,345	1,312	1,927	1,145		15,864
Unallocated liabilities									17,683
Capital expenditures	4,276	802	263	496	361	304	75		6,577
Depreciation, amortization and writedowns	(3,251)	(488)	(15)	(517)	(251)	(203)	(46)		(4,771)

(a)	Information about Electricity Generation for the year 1999 is included in other segments.

(b)	Other activities include Eni-Corporate financial data which is not significant.

(c)	Before elimination of intersegment sales.

(d)	Includes assets directly related to operations.

(e)	Includes liabilities directly related to operations.

Geographic financial information

Assets and Investments by geographic area of origin

		Other	Rest of				Other
	Italy	EU	Europe	Africa	Americas	Asia	Areas	Total

	(million €)
1999
Identifiable assets (a)	22,159	3,616	1,993	6,165	2,316	1,226	5	37,480
Investments in fixed and intangible assets	2,238	320	390	1,159	1,095	280	1	5,483
2000
Identifiable assets (a)	24,554	4,851	2,177	6,651	3,859	1,570	8	43,670
Investments in fixed and intangible assets	2,206	439	283	1,186	753	562	2	5,431
2001
Identifiable assets (a)	23,513	11,356	2,721	7,533	3,639	2,181	11	50,954
Investments in fixed and intangible assets	2,407	1,205	249	1,288	554	799	75	6,577

(a)	Includes assets directly related to the generation of operating income.

Sales from operations by geographic area of destination

	1999	2000	2001

	(million €)
Italy	18,813	27,184	27,244
Other European Union	3,926	6,944	8,972
Rest of Europe	1,816	2,711	3,136
Africa	1,496	2,083	2,087
Americas	3,148	6,034	5,935
Asia	1,795	2,959	1,530
Other areas	14	23	21

	31,008	47,938	48,925

Export sales (i.e., sales originating from Italy to customers outside Italy) were euro 4,605 million, euro 5,979 million and euro 5,591 million in 1999, 2000 and 2001 respectively.

26)	Activities to be divested

On January 31, 2001, Eni executed a preliminary sale contract with companies of the Whitehall fund of Goldman Sachs, most of which were finalized in 2001. These included 90.16% of the capital stock of Immobiliare Metanopoli SpA and real estate for a total of euro 1,142 million. Preliminary contracts were also signed with other acquirors for a total of about euro 166 million and other contracts are being negotiated for further euro 66 million. Other sales are planned for euro 158 million. The recorded value of assets for which the sale is imminent is about euro 600 million and the expected pre-tax gain approximates euro 700 million.

On January 1, 2002 EniChem SpA transferred to Polimeri Europa the “Strategic Chemical Activities” business which includes olefins and aromatics, intermediate products, styrene and elastomers. Further information on this transaction are found in the Director’s Report — Operating Review — Petrochemicals.

27)	Fair value of financial instruments

In the normal course of its business, Eni utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of Eni’s financial instruments is presented below.

•	Marketable securities: the fair values of marketable securities are based upon market value.

•	Non-current investments carried at cost: such investments are not publicly traded and do not have quoted market prices. An estimate of fair value has not been made because the amount of the investment is not significant and the estimation of fair value would require incurring excessive costs.

•	Current investments: such investments are publicly traded and their fair value is represented by their market price.

•	Non-current receivables: the fair values of non-current receivables are estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest which Eni could earn on similar credit. The differences between the carrying and market values of non-current receivables at December 31, 2000 and 2001, excluding tax credits with Italian tax authorities, were not significant and are not included below. In relation to tax credits the interest rate (2.5% on a six-months basis) is aligned with the average market rate trend.

•	Current receivables: the fair values of current receivables are not included below because they are approximated by their carrying values.

•	Bonds payable, current portion of long-term debt and long-term debt: the fair values of bonds payable and long-term debt, including current maturities, are based on discounted cash flow analyses.

•	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

•	Non-current payables: the fair values of non-current payables are estimated based on the discounted value of future cash flows. The differences between the carrying and market values of non-current payables at December 31, 2000 and 2001, were not significant and are not included below.

	Dec. 31, 2000		Dec. 31, 2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(million €)
Marketable securities and current investments	1,926	1,961	1,709	1,736
Bonds and long-term debt, including current maturities	5,702	5,691	7,317	7,641

•	Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that Eni would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes or appropriate pricing models have been used to estimate the fair value for Eni’s derivatives. The carrying value, compared with the fair value, represents the amount of interest rate and exchange rate differentials recognized but not yet paid at year-end. For foreign exchange derivatives related to monetary assets and liabilities, the carrying value also represents the adjustment using current exchange rates at year-end. The difference between carrying value and fair value is therefore not significant.

	Dec. 31, 2000		Dec. 31, 2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(million €)
Interest rate derivatives:
assets	10	38	9	91
liabilities	(40)	(11)	(27)	(33)
Foreign exchange derivatives:
assets	225	79	208	53
liabilities	(113)	(57)	(87)	(56)

28)	Transactions with related parties

In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are conducted in the interest of Eni companies.

Relevant transactions effected with entities controlled by the Italian government are only those with Enel, the Italian National Electric Utility.

The following is a description of trade and financing transactions with related parties.

Trade and other transactions

					2001

	December 31, 2001				Costs		Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

	(million €)
Affiliated companies
Blue Stream Pipeline Company BV	146	84						471
Bayernoil Raffineriegesellschaft mbH	15	27				612	1
Promgas SpA	21	21			267		302
Petrobel Belayim Petroleum Co	21	116				296
Raffineria di Milazzo ScpA	7	6				151	57
Superoctanos CA	9	7			191	1		1
Agip Oil Company Ltd	16	47				130
Trans Austria Gasleitung GmbH	89	118				34
Serfactoring SpA	1	142
Bronberger & Kessler Handelsgesellschaft U Gilg & Schweiger GmbH & Co Kg	8						92
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	7						85
Gruppo Distribuzione Petroli Srl	17						68
Inca International SpA	6						53	9
Saccne Rete Srl	4					2	53
Supermetanol CA		2			50			1
Transitgas AG	2	17				25
Other (*)	134	29	31		63	166	154	29

	503	616	31		571	1,417	865	511

Non consolidated subsidiaries
Polimeri Europa Srl	47	19			185	1	677	92
Transmediterranean Pipeline Co Ltd		10				142
Hotel Assets Ltd			51
Other (*)	77	138	111		9	44	59	4

	124	167	162		194	187	736	96

	627	783	193		765	1,604	1,601	607
Entities owned or controlled by the Government
Gruppo Enel	70	9			20	23	1,512	226

	697	792	193		785	1,627	3,113	833

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions

	December 31, 2001			2001

Name	Receivables	Payables	Guarantees	Charges	Gains

	(million €)
Affiliated companies
Blue Stream Pipeline Company BV		49	983	1	21
Transitgas AG	608				19
Trans Austria Gasleitung GmbH	469				2
Superoctanos CA	3		130
Supermetanol CA	16		134		1
Serfactoring SpA	77	21			1
Raffineria di Milazzo ScpA	21		66
Bayernoil Raffineriegesellschaft mbH					1
Other (*)	56	80	19	7	3

	1,250	150	1,332	8	48

Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	429		113		32
Polimeri Europa Srl	306		120		17
Other (*)	59	52	8	4	2

	794	52	241	4	51

	2,044	202	1,573	12	99

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade and financial transactions with Blue Stream Pipeline Company concern the construction of a pipeline that will link the Russian Federation to Turkey. Transactions with Bayernoil Raffineriegessellschaft and Raffineria di Milazzo concern refining of crude oil, and only with Raffineria di Milazzo the sale of crude oil, the purchase of petroleum products, and guarantees given on behalf of Raffineria di Milazzo to banks in relation to loans. Trade transactions with Promgas concern the sale of natural gas. Transactions with Petrobel Belayim Petroleum and Agip Oil Company concern services for exploration and production. Transactions with Superoctanos and Supermetanol concern the purchase of fuel additives and guarantees provided to banks in relation to lendings. Financial transactions with Trans Austria Gasleitung GmbH concern the financing of the Austrian section of the gasline from the Russian Federation to Italy as well as transmission of natural gas. Transactions with Serfactoring concern factoring activities and financing. Trade transactions with Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Transactions with Ingeborg Plochinger GmbH and Saccne Rete concern the sale of refined products on wholesale markets. Transactions with Gruppo Distribuzione Petroli concern sales of petroleum products. Trade transactions with Inca International concern the sale of petrochemical products. Receivables with Transitgas relate to the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and natural gas transport services.

Transactions with Transmediterranean Pipeline concern financings and guarantees given to banks in relation to loans and lines of credit for the construction of natural gas transmission facilities and transport services. Trade transactions with Polimeri Europa concern the sale of basic petrochemicals and electricity, financial transactions concern financings for operating activities and guarantees given to banks. Guarantees given to Hotel Assets Ltd concern tax payments.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

29)	Summary of significant differences between Italian accounting principles and U.S. GAAP

Eni’s financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. A description of the significant differences and their effects on net income and shareholders’ equity is set forth in the following notes.

Consolidation policy

Under Italian GAAP the consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or, in cases where Eni holds less than 50% of the voting rights, when it exercises control in shareholders’ meetings.

Under U.S. GAAP investments of less than 50% are accounted for by applying the equity method. Saipem SpA and Società Italiana per il Gas pA, including the subsidiaries of such entities which are controlled by Eni without holding the majority of voting rights, have been consolidated under the equity method for U.S. GAAP purposes.

Exploration and production activities

Exploration

Under Italian GAAP, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits and for the extension of existing permits are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP costs relating to exploratory wells and exploration permits are recorded as intangible assets until it is determined if commercial quantities of reserves have been discovered (“successful efforts method”). Costs related to unsuccessful wells are expensed immediately. Costs related to proved properties are amortized over proved reserves on the basis of units of production. Other exploration costs are expensed when incurred.

Development

Under Italian GAAP, development costs of unsuccessful wells are expensed immediately. Development costs of successful wells are capitalized and amortized on the basis of units of production.

Under U.S. GAAP, development costs are accounted for using the successful efforts method described above.

Valuation of assets and subsequent revaluation

Both Italian and U.S. GAAP require that assets which are impaired be written down to their fair value. However, under Italian GAAP, in order to determine whether an impairment exists the book value of an asset in question is compared to the sum of the discounted cash flows expected to be generated by such asset. If the sum of such discounted cash flows is less than the carrying value of the asset, an impairment exists.

Under U.S. GAAP, SFAS No. 121 requires the performance of the same analysis using undiscounted cash flows. To date there has been no significant difference between the application of the two methods.

In addition, under Italian GAAP impairment charges are reversed when the situation giving rise to an impairment ceases to exist. Under U.S. GAAP reversals of impairment charges are not permitted.

Monetary revaluation of assets

Certain assets have been revalued at various times in accordance with various Italian laws. Under U.S. GAAP, such revaluations are not permitted. The adjustments provided in Note 30 below include the effect of the recomputation of depreciation expense on a historical cost basis, as well as the elimination of these revaluations and the related accumulated depreciation.

Financing costs

Under Italian GAAP, direct financing costs are capitalized by Eni in the account “Intangible assets — organizational and financing costs” and amortized over their economic lives, not to exceed 5 years.

Under U.S. GAAP, direct financing costs are nettes against related proceeds.

Treasury shares

Under Italian GAAP treasury shares, acquired as long-term investments, are recorded at cost adjusted for impairment. When the reasons for the impairment cease to exist, treasury shares are revalued.

Under U.S. GAAP, treasury shares are recorded at cost regardless of their purpose. At December 31, 2000 and 2001, such difference had no effect on net income and shareholders’ equity under U.S. GAAP.

Marketable securities

Under Italian GAAP, marketable securities are carried at the lower of purchase cost or market value.

Under U.S. GAAP, the accounting for investments in marketable securities uses a fair market value methodology. Eni’s marketable securities would be classified as available-for-sale with changes in market value recorded as a component of shareholders’ equity.

Income taxes

Under Italian GAAP deferred taxes are recorded if recoverable with reasonable certainty. Taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned. Any timing difference between purchase price and tax basis of an asset acquired does not result in the recording of an adjustment to the carrying value of such asset.

Under U.S. GAAP, deferred tax assets are recorded if their recovery is more likely than not and the potential taxes on equity reserves are considered deferred tax liabilities and accrued accordingly. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. In addition, under U.S. GAAP in situations where the purchase price of such assets purchased is not equal to the tax basis, deferred taxes must be provided for such differences and recorded as part of the acquisition.

The adjustments included below take into account the realizability of deferred tax assets, based on the more likely than not criteria rather than the certainty of their recovery, deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences.

Depreciation

Until 1999, in accordance with Italian practice, depreciation of natural gas pipelines, natural gas distribution networks and related plant and machinery, was accounted for by applying rates on a straight-line basis established by Italian tax authorities on the basis of technical studies conducted for homogeneous industries. Under U.S. GAAP, depreciation expense is recognized based on the economic useful life of the assets.

The publication of Legislative decree no. 164 of May 23, 2000, which imposed the separation of transmission and distribution activities from other natural gas activities and the criteria set for the determination of transport and distribution tariffs by the Authority for Electricity and Gas led companies operating in this segment to re-evaluate the useful lives of the assets. The useful lives calculated by Eni (40 years for pipelines and 50 for distribution networks) were confirmed by an independent appraisal and by the documents issued by the Authority. Therefore, from 2000 assets related to transmission and distribution activities are amortized based on these new useful lives and no longer on the periods indicated in decrees of the Ministry for Economy and Finance based on technical studies conducted for homogeneous industries (10% and 8% for pipelines and distribution networks respectively).

Capitalized interest expense

Eni capitalizes interest expense only if certain conditions are met in the self-construction of assets.

Under U.S. GAAP, actual interest costs incurred to bring qualified assets to their intended use, that theoretically could have been avoided if the expenditures for the assets had not been made, must be capitalized.

The adjustments to U.S. GAAP under “Capitalized interest” included below represent the capitalization difference, based upon actual interest costs incurred during each period, as well as subsequent depreciation effect of the additional capitalized interest.

Derivatives

Under Italian GAAP, derivative contracts are evaluated differently if they are used as hedging or as speculative instruments. Eni values derivatives that are used for hedging purposes, but that are not designated against specific transactions, according to the nature of the hedged assets. In particular, interest differences on derivatives hedging interest rates and premiums and discounts on exchange rate risk hedging contracts are recorded in the income statement over the term of the contracts. The currency component of exchange rate risk hedging is recorded in the income statement in the year in which the hedged asset/liability is first recorded. Profits on derivative contracts on price risks are recorded in the income statement as offsetting the depreciation of the hedged asset. Losses are recorded when incurred. Derivative contracts used as speculative instruments are recorded at fair value and the related effects are recorded in the income statement.

Under U.S. GAAP, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting for derivative instruments and hedging activities. In general SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Eni adopted SFAS 133 for US reporting purposes on January 1, 2001. Eni uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies (see note 24 for information regarding the instruments). SFAS 133 requires that derivative instruments that hedge the variability of expected cash flow, the fair value of an underlying, or foreign currencies related to a specific risk are designated as a cash flow hedge, fair value hedge, or foreign currency hedge, respectively. Changes in fair value of derivative instruments designated and effective as fair value hedges are recognized through earnings and changes in fair value of cash flow hedges are recognized through equity as a component of other comprehensive income. For U.S. GAAP purposes, on adoption of SFAS 133, the current U.S. GAAP hedging relationships for Eni’s existing derivative instrument were de-designated. Subsequent to adoption, movements in the fair value of the derivative instruments have been recorded as adjustments to U.S. GAAP net income as reflected in Note 30.

Revenues

Italian GAAP classifies as revenues certain income and gains which would normally be considered as other income or reduction of expenses for purposes of U.S. GAAP. The effect of these differences on operating income is reflected in Note 30.

Extraordinary income and expense

Certain items recorded by Eni as extraordinary in the periods presented herein would not qualify as extraordinary under U.S. GAAP. Such items have been reclassified to the appropriate income statement captions as determined by U.S. GAAP and included in the determination of operating income by segment. In addition, under U.S. GAAP, extraordinary items are presented net of tax.

Sales of government bonds

Eni accounted for government bonds transferred primarily to employees at par value, with the repurchasing commitment at the same value, as sales of bonds, and recognized the related gains in current income. For U.S. GAAP purposes, the terms of these transactions would result in their treatment as financing transactions. Under this method, the bonds would remain as assets and the proceeds from the “sales” would be treated as obligations. Gains and losses from such sales are not significant.

Reclassification of inventory

Eni values crude oil and petroleum products held as compulsory stock as inventories that are subject to lower of cost or market valuations annually.

Under U.S. GAAP, cost associated with compulsory crude oil and petroleum products inventories are recorded, for balance sheet purposes, outside of inventories and have been included in fixed assets.

Stock compensation

Under Italian GAAP stock grants and options offered to employees for no consideration are recorded within the equity accounts when the shares are issued. In particular, stock grants made for no cash consideration are recorded at nominal value as a debit against specific equity reserve, while shares issued after exercise of options are recorded as capital increase for the nominal value and as increase in the special reserve for the difference between amounts paid for exercising the options and the nominal value of issued shares. No compensation expense is recorded.

Under U.S. GAAP stock grants and options are recorded as compensation expense for the excess of the market value over the exercise price of the stock on the measurement date. Such compensation expense is recorded over the period of benefit.

Eni has granted shares and options to employees for no consideration. The compensation costs related to these instruments have been included below.

Comprehensive income

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, “Reporting Comprehensive Income” (“SFAS 130”).

Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. The required information pursuant to SFAS 130 is presented in the reconciliation that follows. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

Gross operating margin

Gross operating margin consists of total revenues less operating expenses, excluding depreciation, amortization and writedowns. Under U.S. GAAP, gross operating margin would not be presented.

30)	Reconciliations between net income and shareholders’ equity determined under Italian GAAP to U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 1999, 2000 and 2001 and to shareholders’ equity as of December 31, 2000 and 2001 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements:

	1999	2000	2001	2001

	(million €)	(million €)	(million €)	(million USD)
Net income according to the financial statements prepared under Italian GAAP	2,857	5,771	7,751	6,899

Items increasing (decreasing) reported net income:
- successful-efforts accounting	(23)	137	265	236
- adjustment of gains on disposals due to elimination of monetary revaluation			227	202
- derivates contracts			52	46
- elimination of monetary revaluation	31	30	33	29
- elimination of reversal of impairment charges	(113)	(19)	17	15
- capitalized interest expense	1	15	(7)	(6)
- stock grants awarded to employees	(11)	(3)	(22)	(20)
- effect of the differences between Italian GAAP and U.S. GAAP related to companies carried at equity method and excluded from consolidation under U.S. GAAP	12	(33)	(69)	(61)

- depreciation	249	(120)	(115)	(102)
- income taxes	(130)	(20)	(499)	(444)
- adjustment of gains on the sale of an interest in consolidated subsidiary (a)			(1,385)	(1,233)
- effect of U.S. GAAP adjustments on minority interest			69	61

Net adjustments	16	(13)	(1,434)	(1,276)

Net income in accordance with U.S. GAAP	2,873	5,758	6,317	5,623

Net income per share (based on the weighted-average number of ordinary shares outstanding for each period) (b)	0.72	1.44	1.62	1.44

Net income per ADS (based on five shares per ADS) (b)	3.59	7.21	8.08	7.19

Other comprehensive income for the period gross of income taxes:
- exchange differences from translation of financial statements denominated in currency other than euro	640	331	439	391
- exchange differences from translation in the period	(22)	(94)	12	11
- fair value of marketable securities			27	24

	618	237	478	425

Net comprehensive income for the period approximated according U.S. GAAP	3,491	5,995	6,795	6,048

(a)	Adjustment relates to the difference in the carrying value of the net assets of Snam Rete Gas, 40.24% of which was sold through a public offering.

(b)	Amounts in euro or U.S. dollars.

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2001

	(million €)	(million €)	(million USD)
Shareholders’ equity according to the financial statements prepared under Italian GAAP	22,401	27,438	24,463

Items increasing (decreasing) reported shareholders’ equity:
- successful-efforts accounting	2,240	2,621	2,333
- use of different depreciation rates	2,542	2,477	2,205
- capitalized interest expense	722	686	611
- effect of the differences between Italian GAAP and U.S. GAAP related to companies carried at equity method and excluded from consolidation under U.S. GAAP	131	55	49
- derivates contracts		52	46
- fair value of marketable securities		27	24
- costi di aumento del capitale sociale		(28)	(25)
- elimination of monetary revaluations	(340)	(79)	(70)
- elimination of reversal of impairment charges	(148)	(137)	(122)
- income taxes	(2,405)	(3,420)	(3,044)
- effect of U.S. GAAP adjustments on minority interest	8	(1,297)	(1,154)

Net adjustments	2,750	957	852

Shareholders’ equity in accordance with U.S. GAAP	25,151	28,440	25,314

Shareholders’ equity under U.S. GAAP includes other comprehensive income of euro 917 million and euro 1,389 million as of December 31, 2000 and 2001, respectively. Such other comprehensive income relates to exchange rate differences resulting from the translation of financial statements of foreign companies (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes.

The consolidate balance sheets, if determined under U.S. GAAP would have been as follows:

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2001

	(million €)	(million €)	(million USD)
ASSETS
Current assets:
Cash	1,067	1,052	936
Marketable securities	1,904	1,537	1,368
Accounts receivable trade, financing and other	12,607	12,893	11,476
Inventories	2,363	2,092	1,862
Accrued interest and other	338	333	296

Total current assets	18,279	17,907	15,939
Non-current assets:
Fixed assets, net	26,504	33,270	29,614
Receivables	2,798	3,304	2,941
Investments	4,971	3,767	3,353
Intangible assets	4,361	5,459	4,859
Other	344	1,269	1,130

Total non-current assets	38,978	47,069	41,896

TOTAL ASSETS	57,257	64,976	57,835

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	5,384	5,259	4,681
Current portion of long-term debt	519	1,172	1,043
Trade accounts payable	4,369	4,391	3,908
Advances	727	814	725
Taxes payable	4,709	1,962	1,746
Accrued expenses and other	3,075	3,150	2,804

Total current liabilities	18,783	16,748	14,907
Non-current liabilities:
Long-term debt	4,907	5,948	5,294
Reserve for employee termination indemnities	365	365	325
Reserves for contingencies	4,249	5,196	4,625
Deferred and other non-current income tax liabilities	2,973	6,400	5,697
Accrued expenses and other	568	388	345

Total non-current liabilities	13,062	18,297	16,286

TOTAL LIABILITIES	31,845	35,045	31,194

Minority interests	261	1,491	1,327
Shareholders’ equity
Capital stock 4,001,259,476 fully paid shares nominal value 1 euro each (8,002,140,853 fully paid shares, nominal value ITL 1,000 at December 31, 2000)	4,133	4,001	3,561
Reserves	15,834	20,190	17,971
Treasury shares	(574)	(2,068)	(1,841)
Net income for the year	5,758	6,317	5,623

Total shareholders’ equity	25,151	28,440	25,314

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	57,257	64,976	57,835

The fixed assets as determined under U.S. GAAP would have been as follows:

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2001

	(million €)	(million €)	(million USD)
Fixed asset, gross
Exploration and Production	27,720	38,237	34,035
Natural Gas	10,705	10,036	8,933
Electricity Generation	406	679	604
Refining and Marketing	8,682	8,878	7,902
Petrochemicals	4,334	3,566	3,174
Oilfield Services and Engineering	86	80	71
Other activities	217	229	204

	52,150	61,705	54,924

Less accumulated depreciation, amortization and writedowns
Exploration and Production	14,481	17,155	15,270
Natural Gas	3,597	3,471	3,090
Electricity Generation	157	172	153
Refining and Marketing	4,667	4,974	4,427
Petrochemicals	2,559	2,479	2,207
Oilfield Services and Engineering	61	54	48
Other activities	124	130	116

	25,646	28,435	25,310

Fixed assets, net
Exploration and Production	13,239	21,082	18,765
Natural Gas	7,108	6,565	5,844
Electricity Generation	249	507	451
Refining and Marketing	4,015	3,904	3,475
Petrochemicals	1,775	1,087	968
Oilfield Services and Engineering	25	26	23
Other activities	93	99	88

	26,504	33,270	29,614

With regard to the statements of income, operating income (loss) by industry segment and income before income taxes, as determined under U.S. GAAP, would have been as follows:

	1999	2000	2001	2001

	(million €)	(million €)	(million €)	(million USD)
Operating income (loss) by industry segment
Exploration and Production	2,696	6,721	6,170	5,492
Natural Gas	2,522	2,446	2,940	2,617
Electricity Generation		36	66	59
Refining and Marketing	253	747	743	661
Petrochemicals	(582)	(102)	(1,080)	(961)
Oilfield Services and Engineering	30	(14)	(11)	(10)
Other activities	(195)	(172)	(186)	(166)
Activities to be divested

	4,724	9,662	8,642	7,692

Income before income taxes	4,912	10,067	10,330	9,195

31)	Additional financial statement disclosures required by U.S. GAAP and the SEC

Stock compensation

With the aim of improving motivation and loyalty of Eni managers Eni approved plans for the grant of Eni shares and stock options to Eni managers. The general provisions of these plans are set forth in the “Directors’ Report” and the relevant costs are recorded in income for U.S. GAAP purposes. The disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) are included below. As permitted under SFAS 123, Eni has adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The application of SFAS 123 instead of APB 25 does not result in a significant difference. The fair value of stock grants and options at the date of issuance are as follows:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Stock grants	10.38	13.71
Options	1.54

Income taxes

The following information is presented according to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.

Domestic and foreign components of pre-tax income are as follows:

	1999	2000	2001

	(million €)
Domestic	3,563	5,591	6,614
Foreign	1,349	4,476	3,716

	4,912	10,067	10,330

The provision for income taxes is as follows:

	1999	2000	2001

	(million €)
Current	1,719	5,367	3,128
Deferred	319	(1,054)	742

	2,038	4,313	3,870

The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 36% rate (Irpeg) to pre-tax income and 4.25% (Irap) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

	1999	2000	2001

	(million €)
Income before income tax in accordance with U.S. GAAP	4,912	10,067	10,330
Italian statutory tax rate (state and local)	43.2%	42.3%	41.2%
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	2,123	4,261	4,242
Effect of items increasing (decreasing) the Italian statutory tax rate:
- taxation of foreign operations at rates different from Italian statutory tax rate	(49)	378	609
- taxes on distributable reserves	19	(51)	169
- devaluation/revaluation of deferred tax assets		29	15
- effects of tax credits	(11)	(52)	(240)
- net tax effects due to the applications of Law 342/2000		(335)	(375)
- permanent differences	30	52	(394)
- tax effect of mergers	(74)
- other		31	(156)

	(85)	52	(372)

Income taxes in accordance with U.S. GAAP	2,038	4,313	3,870

Permanent timing differences concern mainly the gain recorded in the consolidated financial statements due the public offering of 40.24% of the share capital of Snam Rete Gas (euro 348 million).

Net deferred tax liabilities

Net deferred tax liabilities under U.S. GAAP, represented by net deferred taxes recorded under “Reserve for taxes” (euro 6,181 million), less deferred tax assets recorded under “Other assets” (euro 1,292 million) amounted to euro 4,889 million (euro 2,482 million as of December 31, 2000).

The tax effects of significant temporary differences causing the tax liabilities are as follows:

	Dec. 31, 2000	Dec. 31, 2001

	(million €)
Deferred tax liabilities:
Accelerated depreciation	3,579	3,380
Distributable reserves subject to taxes in case of distributions	2,385	2,554
Excess cost paid for the acquisition of consolidated investments	161	1,381
Successful-efforts accounting	637	737
Capitalization of interest expense	279	322
Reserves for uncollectible receivables	108	127
Gains taxable in the future	59	69
Other	311	441

	7,519	9,011

Deferred tax assets:
Revaluation of assets in accordance with Law 342/2000	(3,034)	(2,332)
Accruals for doubtful accounts and reserves for contingencies	(1,381)	(1,873)
Tax loss carryforwards	(542)	(1,116)
Investments revaluation in accordance with Law 292/93 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(892)	(892)
Future deductible amortization	(334)	(353)
Writeoffs of assets deductible in the future	(117)	(258)
Losses of investments and subsidiaries in excess of currently allowable tax deductions	(224)	(220)
Revaluation of fixed assets	(137)	(31)
Other	(304)	(306)

	(6,965)	(7,381)
Less:
- valuation allowance	1,928	3,259

	(5,037)	(4,122)

Net deferred tax liabilities	2,482	4,889

Tax loss carryforwards

Gross tax loss carryforwards are the same as recorded under Italian GAAP (see Note 13), with the exception of those related to the companies excluded from consolidation according to U.S. GAAP.

Acquisition Lasmo Plc

On February 2, 2001, Eni completed the acquisition of the outstanding shares of Lasmo Plc for approximately euro 4,381 million in cash plus euro 972 million in assumed liabilities. Prior to the acquisition, Lasmo Plc was a UK based independent exploration and production company with primary operations in the North Sea, Indonesia, Venezuela, Pakistan, Libya and Algeria. Lasmo was acquired to further strengthen the company’s position in two of its core geographic areas — North Africa and the North Sea — and also to gain entry into the Asian gas market, as well as to establish an operating presence in Venezuela.

The following table shows the calculation and allocation of the purchase price of the assets acquired and liabilities assumed based on their relative fair market values:

(million €)
Cash paid for stock purchased	4,336
Merger costs incurred	45

4,381
Plus: fair value of net liabilities assumed:
Long term debt	972

Total purchase price for assets acquired	5,353

Allocation of purchase price for assets acquired:
- fixed and Intangible assets	6,068
- goodwill	858
- deferred tax	(1,448)
- other assets and liabilities	(125)

Total allocation of purchase price	5,353

The 1,448 million euro of deferred taxes recorded represent the deferred tax effect of the differences between the fair values assigned by Eni for financial reporting purposes to the assets and liabilities acquired and their tax bases. Goodwill as calculated under U.S. GAAP of euro 858 million in greater than goodwill as calculated under Italian GAAP by euro 557 million, due primarily to provisions for restructuring costs, which are expensed as incurred under Italian GAAP, and undiscounted deferred taxes, which are discounted under Italian GAAP. The difference in amortization expense resulting from difference in goodwill is included in the adjustment for “Successful efforts accounting” in the reconciliation in Note 30.

The effects of the Lasmo acquisition on the Company’s 2000 and 1999 consolidated results of operations is not significant, therefore no pro-forma comparative presentation is given.

Concentrations and certain significant estimates

The following information is presented according to Statement of Position 94-6 “Disclosures of Certain Significant Risks and Uncertainties”.

Nature of operations

Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

Exploration and Production: through Eni SpA’s Agip Division and subsidiaries, Eni engages in exploration and production in Italy, North Africa (Algeria, Egypt, Libya, and Tunisia), West Africa (Angola, Congo, Gabon and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela and Ecuador), the former Soviet Union countries, mainly Kazakhstan, the United States and Asia (mainly Indonesia, Pakistan and China). In 2001 approximately 70% of oil production sold was supplied to Eni’s Refining and Marketing segment and approximately 50% of natural gas production sold was supplied to Eni’s Natural Gas segment.

Natural Gas: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy. Approximately 77% of total purchases for primary distribution in Italy are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts and transported to Italy through a network of international pipelines. The remaining purchases for primary distribution in Italy are obtained principally from Eni’s Exploration and Production segment. Through an about 30,000-kilometer long network (corresponding to 96% of the Italian domestic natural gas network) Eni supplies natural gas to residential and commercial users, industrial users, independent power producers and electric utilities. Eni also participates directly in the secondary distribution of natural gas, primarily to residential and commercial customers through its approximate 41% interest in Italgas, the largest retail gas distribution company in Italy. Eni also participates in secondary distribution outside Italy, in Argentina through Distribuidora de Gas Cuyana, Hungary through Tigaz and in Slovenia through Adriaplin Doo.

Eni owns a storage system made up by a number of depleted fields used for the modulation of supply in accordance with seasonal swings in demand, (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage.

Legislative Decree No. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activity, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

•	total market opening after 2003;

•	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of losses and own consumption;

•	accounting separation of storage from transport and dispatching activities, as well as corporate separation of: (i) the latter and any other activity in the Natural Gas segment; (ii) distribution and any other activity in the Natural Gas segment; and (iii) sales and other activities except for import, export, production and customer/wholesaler activities;

•	tariffs for transport, dispatching, storage, use of LNG terminals and distribution are set by Authority for Electricity and Gas, which will ensure proper return on capital employed;

•	third parties will be allowed to access the system according to the conditions set by the Decree. Eligible customers will be able to sign supply, purchase and sale contracts with any seller, importer, distributor or wholesaler in Italy and abroad.

In implementation of art. 21, line 1 of the Decree, in November 2000 Eni established Snam Rete Gas SpA, which manages transmission, dispatching and regasification activities of Eni. In October 2001, it established Stoccaggi Gas Italia SpA which manages the storage of natural gas. Snam Rete Gas was floated on the market by means of a public offering of 40.24% of its share capital with proceeds of euro 2.2 billion.

Electricity Generation: Eni through EniPower SpA and subsidiaries is engaged in generation and sale of electricity with a capacity of 1,000 megawatts and generation of about 5 thousand gigawatts/hour and approximately 40% of this is used internally. EniPower is in charge of the development of the electricity businesses. It manages the mainly market-oriented power plants which have the greatest development opportunities (Livorno, Taranto, Ravenna and Brindisi). The demand for gas and fuel oils of EniPower’s stations is fully met by Eni’s Natural Gas and Refining and Marketing segments.

Refining and Marketing: through AgipPetroli SpA and subsidiaries, Eni engages in refining and marketing activities primarily in Italy, with additional operations in Europe and South America. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately half of crude oil sold is purchased from producing countries pursuant to purchase contracts (25%) and in international spot markets (25%), while the remainder is obtained from Eni’s Exploration and Production segment. Approximately 40% of the purchased crude oil is traded.

Petrochemicals: through EniChem SpA and subsidiaries (“EniChem”), Eni is a European leader in the manufacture of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals operations are concentrated in Italy, with additional operations primarily in western Europe. Approximately 63% of the oil-based feedstock requirements for Eni’s petrochemicals operations were supplied by Eni’s Refining and Marketing segment. Effective on January 1, 2002, the Strategic Chemical Activities business was conferred to Polimeri Europa Srl, a 100% subsidiary of Eni. This business includes some of Eni’s core activities such as olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. To this new business unit also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy. The staff transferred is approximately

6,100 employees. Certain other plants were not transferred. The transfer created an integrated business for which a strategic alliance with a qualified partner in the chemical industry will be sought.

Oilfield Services and Engineering: through Saipem SpA and subsidiaries, Eni is a world leader in offshore and subsea oil and gas pipelaying and drilling and platform installation services. Through Snamprogetti SpA and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2001 approximately 15% of the order backlog of Eni’s Oilfield Services and Engineering segment related to orders from Eni Group companies.

Certain significant estimates

The preparation of the financial statements in conformity with Italian GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) and No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). In August 2001, FASB issued No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

SFAS 141 supercedes APB Opinion No. 16 “Business Combinations” and SFAS 38 “Accounting for Preacquisition Contingencies of Purchased Enterprises” and defines the accounting and reporting criteria for purchased business combinations. In addition, whenever certain conditions are met, it requires the separate recognition from goodwill, of intangible assets for which legal or contractual rights exist. This statement applies to business combinations entered into after June 30, 2001. For previous transactions this standard will apply to fiscal years beginning after December 15, 2001, Eni shall apply the standard beginning in 2002.

SFAS 142 supercedes APB Opinion No. 17 “Intangible Assets” and changes the accounting for intangible assets and goodwill. The statement establishes that goodwill and intangible assets with indefinite useful lives are not depreciated. Such goodwill and intangible assets will be evaluated for impairment on an annual basis. The forty year maximum limit for the depreciation of intangible assets with indefinite useful lives has been eliminated. This statement is effective for fiscal years starting after December 15, 2001. Eni shall apply it from 2002.

SFAS 143 “Accounting for Asset Retirement Obligation”, provides the authoritative guidance for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if estimable, concurrent with an increase in the related asset’s carrying value. The increase in the related asset’s carrying value is amortised to income over its useful life. The discount associated with the liability is accreted into income over the related asset’s useful life. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the assets. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of adoption. Eni will adopt the standard beginning January, 2003.

SFAS 144 supercedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effect of Disposal of a Segment of Business, and Extraordinary, Unusual or Infrequently Occurring Events and Transactions”. This statement establishes one single recording criterion for assets to be disposed of, the disclosure of information for discontinued operations and valuation techniques. This statement is effective for all fiscal quarters starting after December 15, 2001. Eni shall apply it beginning in 2002.

Eni is presently evaluating these statements and cannot predict whether their application will have a material impact on Eni’s financial position or operating results.

Supplemental oil and gas information (unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interests are not significant.

Capitalized costs

Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activity, together with related accumulated depreciation, depletion and amortization.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million €)
At December 31, 2000
Proved mineral interests	6,509	6,339	5,885	5,395	3,009	27,137
Unproved mineral interests		175	281	101	646	1,203
Support equipment and facilities	241	30	170	49	28	518
Incomplete wells and other	1,195	413	316	547	688	3,159

Gross Capitalized Costs	7,945	6,957	6,652	6,092	4,371	32,017
Accumulated depreciation, depletion and amortization	(4,669)	(3,718)	(3,935)	(2,893)	(1,081)	(16,296)

Net Capitalized Costs (a)	3,276	3,239	2,717	3,199	3,290	15,721

Eni’s share of equity method investees’ net capitalized costs (Lasmo Plc)						1,484
At December 31, 2001
Proved mineral interests	7,645	7,624	6,723	7,986	5,382	35,360
Unproved mineral interests		672	238	811	1,913	3,634
Support equipment and facilities	295	56	191	52	47	641
Incomplete wells and other	845	508	501	225	1,718	3,797

Gross Capitalized Costs	8,785	8,860	7,653	9,074	9,060	43,432
Accumulated depreciation, depletion and amortization	(5,109)	(4,333)	(4,378)	(3,612)	(1,894)	(19,326)

Net Capitalized Costs (a) (b)	3,676	4,527	3,275	5,462	7,166	24,106

(a)	Amounts do not include “non oil assets” of euro 110 million in 2000 and 50 million in 2001.

(b)	Amounts include euro 6,374 million related to the Lasmo acquisition.

'

Cost incurred

Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million €)
Year ended December 31, 1999
Proved property acquisitions	54	102	9		380	545
Unproved property acquisitions	2	102	34		234	372
Exploration (a)	194	92	87	44	121	538
Development (b)	433	356	357	400	318	1,864

Total costs incurred	683	652	487	444	1,053	3,319

Year ended December 31, 2000
Proved property acquisitions		8	32	443	880	1,363
Unproved property acquisitions		30	11	67	149	257
Exploration	155	151	174	86	326	892
Development (b)	567	415	372	346	617	2,317

Total costs incurred (c)	722	604	589	942	1,972	4,829

Year ended December 31, 2001
Proved property acquisitions (d1)	14	503		1,411	1,254	3,182
Unproved property acquisitions (d2)		438		495	704	1,637
Exploration (d3)	89	139	97	166	598	1,089
Development (b)	600	498	698	328	1,337	3,461

Total costs incurred (c)	703	1,578	795	2,400	3,893	9,369

(a)	Amounts include R&D costs and other capitalized intangible assets of euro 79 million in 1999.

(b)	Amounts include capitalized interest of euro 66 million in 1999, 94 million in 2000 and 71 million in 2001, and support equipment and facilities of euro 52 million in 1999, 98 million in 2000 and 48 million in 2001.

(c)	The amounts exclude deferred income taxes of euro 165 million in 2000 (British Borneo Plc) and 974 in 2001 (Lasmo Plc) related to the respective acquisitions.

(d1)	Acquisition costs per geographic area related to the Lasmo acquisition were for North Africa euro 503 million, North Sea euro 1,371 million and Rest of World euro 1,241 million.

(d2)	Acquisition costs per geographic area related to the Lasmo acquisition were for North Africa euro 438 million, North Sea euro 495 million and Rest of World euro 704 million.

(d3)	Acquisition costs per geographic area related to the Lasmo acquisition were for North Africa euro 13 million, North Sea euro 81 million and Rest of World euro 238 million.

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with Eni’s oil and gas production. These amounts do not include any allocation of interest expense or corporate overhead or amortization of goodwill and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Estimated income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million €)
Year ended December 31, 1999
Revenues:
- sales to affiliates	1,919	958	1,075	650	138	4,740
- sales to unaffiliated entities	499	506	81	205	222	1,513

Total revenues	2,418	1,464	1,156	855	360	6,253
Production costs	(352)	(370)	(353)	(199)	(52)	(1,326)
Exploration expenses	(120)	(69)	(61)	(39)	(83)	(372)
D.D. & A. and Provision for abandonment	(462)	(316)	(253)	(336)	(81)	(1,448)
Other income and (expenses)	(183)	(99)	(91)	3	(77)	(447)

Pretax income from producing activities	1,301	610	398	284	67	2,660
Estimated income taxes	(542)	(254)	(219)	(110)	(19)	(1,144)

Results of operations from E.&P. activities	759	356	179	174	48	1,516

Year ended December 31, 2000
Revenues:
- sales to affiliates	3,336	1,748	2,114	1,205	531	8,934
- sales to unaffiliated entities	136	1,134	190	373	660	2,493

Total revenues	3,472	2,882	2,304	1,578	1,191	11,427
Production costs	(399)	(459)	(517)	(238)	(125)	(1,738)
Exploration expenses	(192)	(84)	(60)	(45)	(180)	(561)
D.D. & A. and Provision for abandonment	(407)	(393)	(327)	(358)	(375)	(1,860)
Other income and (expenses)	(30)	(196)	(132)	(55)	(117)	(530)

Pretax income from producing activities	2,444	1,750	1,268	882	394	6,738
Estimated income taxes	(986)	(877)	(678)	(479)	(78)	(3,098)

Results of operations from E.&P. activities	1,458	873	590	403	316	3,640

Year ended December 31, 2001
Revenues:
- sales to affiliates	3,160	1,440	1,807	1,265	322	7,994
- sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011

Total revenues (a)	3,300	2,621	1,976	2,515	1,593	12,005
Production costs	(479)	(461)	(477)	(522)	(306)	(2,245)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
D.D. & A. and Provision for abandonment	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income and (expenses)	(87)	(129)	(129)	(79)	(214)	(638)

Pretax income from producing activities	2,183	1,510	985	1,159	135	5,972
Estimated income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)

Results of operations from E.&P. activities	1,306	905	357	487	(1)	3,054

(a)	Total revenues in Italy include revenues related to the “gas storage and modulation” activity. These revenues are estimated upon a first interpretation of “Delibera No. 26/02 — Criteri per la determinazione delle tariffe di stoccaggio del gas naturale” issued by the Country’s Energy and Gas Authorities on February 27, 2002.

Oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which on the basis of geological and engineering available data will be able to be recovered with reasonable certainty in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Proved developed reserves are proved reserves that can be estimated to be recovered through existing wells, facilities and operating methods. Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved. Proved reserves exclude royalties and interests owned by others.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

The estimates of Eni’s reserves have been prepared in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped, at December 31, 1998, 1999, 2000 and 2001 are based on reports prepared by Eni.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. In addition the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain PSA. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Beginning in 1999 proved reserves and revenues include the hydrocarbon equivalent of the value of taxes due under Production Sharing Agreements (PSA) whereby taxes due by Eni are settled by state-owned entities in the name, and on behalf, of Eni out of profit oil; this permits the adoption of a uniform criterion for reporting production and reserves in the various countries independent of the underlying formal circumstances, or whether the takes are settled directly by Eni or the state-owned entity.

Estimated reserves include the volume of natural gas withdrawn from certain Eni Italian fields and contained in Eni’s gas storage reservoirs in Italy used for responding to variations in gas demand due to seasonality (gas is usually stored during summer months for use during winter months, when demand typically peaks).

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 1999, 2000 and 2001.

Crude oil (Including Condensates and Natural Gas Liquids)

		North	West	North	Rest of
Proved Oil Reserves	Italy	Africa	Africa	Sea	World	Total

	(million barrels)
Reserves at December 31, 1998	329	1,024	790	433	305	2,881
Purchase of Minerals in Place	6	13		1	79	99
Revisions of Previous Estimates	20	107	52	22	44	245
Improved Recovery			3			3
Extensions and Discoveries	5	8	126	2	11	152
Production	(32)	(81)	(71)	(41)	(18)	(243)

Reserves at December 31, 1999	328	1,071	900	417	421	3,137
Purchase of Minerals in Place		3	12	46	133	194
Revisions of Previous Estimates	(13)	42	59	36	166	290
Improved Recovery		2	9			11
Extensions and Discoveries	9	6	32	1	17	65
Production	(28)	(84)	(78)	(45)	(39)	(274)
Sales of Minerals in Place		(1)				(1)

Reserves at December 31, 2000	296	1,039	934	455	698	3,422
Eni’s share of equity method investees’ proved oil reserves as at December 31, 2000 (Lasmo Plc)						131
Purchase of Minerals in Place		118		120	248	486
Revisions of Previous Estimates	29	79	91	37	20	256
Improved Recovery		11	16	6		33
Extensions and Discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of Minerals in Place			(5)			(5)

Reserves at December 31, 2001	309	1,171	976	552	940	3,948

Proved Developed Oil Reserves
Reserves at December 31, 1998	180	689	452	315	70	1,706
Reserves at December 31, 1999	172	681	473	276	148	1,750
Reserves at December 31, 2000	144	650	487	303	189	1,773
Reserves at December 31, 2001	171	685	539	476	443	2,314
Eni’s share of equity method investees’ proved developed oil reserves as at December 31, 2000 (Lasmo Plc)						56

Natural gas

		North	West	North	Rest of
Proved Natural Gas Reserves	Italy(a)	Africa	Africa	Sea	World	Total

	(billion cubic feet)
Reserves at December 31, 1998	6,977	3,834	696	1,349	659	13,515
Purchase of Minerals in Place	1	19		22	81
Revisions of Previous Estimates	22	585	(28)	37	(261)	355
Extensions and Discoveries	33	171	308	2	13	527
Production	(594)	(105)	(12)	(79)	(65)	(855)

Reserves at December 31, 1999	6,439	4,504	964	1,331	427	13,665
Purchase of Minerals in Place				195	150	345
Revisions of Previous Estimates	156	255	(19)	(23)	379	748
Improved Recovery		2				2
Extensions and discoveries	40	546		8	299	893
Production	(510)	(155)	(23)	(93)	(100)	(881)

Reserves at December 31, 2000	6,125	5,152	922	1,418	1,155	14,772
Eni’s share of equity method investees’ proved natural gas reserves as at December 31, 2000 (Lasmo Plc)						501
Purchase of Minerals in Place	17			501	1,093	1,611
Revisions of Previous Estimates	(37)	539	12	148	833	1,495
Improved Recovery
Extensions and discoveries	66	1	18	4	202	291
Production	(531)	(183)	(27)	(175)	(177)	(1,093)
Sales				(4)		(4)

Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072

Proved Developed Natural Gas Reserves
Reserves at December 31, 1998	4,115	516	137	838	184	5,790
Reserves at December 31, 1999	4,201	668	653	811	311	6,644
Reserves at December 31, 2000	4,012	1,009	595	810	649	7,075
Reserves at December 31, 2001	3,665	1,103	584	1,721	1,221	8,294
Eni’s share of equity method investees’ proved developed natural gas reserves as at December 31, 2000 (Lasmo Plc)						329

(a)	Including approximately 782, 756, 783 and 728 billions of cubic feet of natural gas held in storage at December 31, 1998, 1999, 2000 and 2001 respectively.

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to year-end quantities of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of future pricing nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future cash flows as of December 31, 1999, 2000 and 2001 include annual payments from Natural Gas segment of Eni and other transport and distribution gas companies which represent payments for providing specified peak demand delivery capability. Such capability is provided through utilization of: (i) gas withdrawn from producing fields and injected into depleted gas fields as storage; (ii) gas acquired.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, assuming year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.

The standardized measure is calculated in accordance with requirements of the Financial Accounting Standards Board. The standardized measure does not purport to be an estimate of the fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

		North	West	North	Rest of
	Italy	Africa	Africa	Sea	World	Total

	(million €)
At 31 December, 1999
Future cash inflows	29,900	34,457	21,177	12,831	9,181	107,546
Future production costs	(3,972)	(7,782)	(5,212)	(3,528)	(1,375)	(21,869)
Future development and abandonment costs	(2,264)	(4,584)	(2,711)	(893)	(1,731)	(12,183)

Future net inflow before income tax	23,664	22,091	13,254	8,410	6,075	73,494
Future income tax	(9,168)	(10,662)	(8,012)	(4,006)	(1,594)	(33,442)

Future net cash flows	14,496	11,429	5,242	4,404	4,481	40,052
10% discount factor	(5,618)	(5,886)	(2,238)	(1,269)	(2,288)	(17,299)

Standardized measure of discounted future net cash flows	8,878	5,543	3,004	3,135	2,193	22,753

At 31 December, 2000
Future cash inflows	50,505	39,551	22,057	16,761	17,778	146,652
Future production costs	(6,310)	(9,770)	(5,875)	(3,349)	(2,999)	(28,303)
Future development and abandonment costs	(2,310)	(4,981)	(2,708)	(860)	(2,504)	(13,363)

Future net inflow before income tax	41,885	24,800	13,474	12,552	12,275	104,986
Future income tax	(15,627)	(11,524)	(7,938)	(6,365)	(2,835)	(44,289)

Future net cash flows	26,258	13,276	5,536	6,187	9,440	60,697
10% discount factor	(12,203)	(7,146)	(2,370)	(1,867)	(4,410)	(27,996)

Standardized measure of discounted future net cash flows	14,055	6,130	3,166	4,320	5,030	32,701

Eni’s share of equity method investees’ standardized measure of discounted future net cash flows (Lasmo Plc)						1,058
At 31 December, 2001
Future cash inflows (a)	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)

Future net inflow before income tax	24,389	21,555	11,181	11,385	13,035	81,545
Future income tax	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)

Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount factor	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)

Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771

(a)	Future cash inflows in Italy include revenues related to the “gas storage and modulation” activity. These revenues are estimated upon a first interpretation of “Delibera No. 26/02 — Criteri per la determinazione delle tariffe” issued by the Country’s Energy and Gas Authorities on February 27, 2002.

Changes in standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years 1999, 2000 and 2001.

	1999	2000	2001

	(million €)
Beginning of year	9,059	22,753	32,701
Increase (decrease):
- sales, net of production costs	(4,927)	(9,689)	(9,760)
- net changes in sales and transfer prices, net of production costs	23,334	11,889	(16,754)
- extensions, discoveries and improved recovery, net of future production and development costs	1,144	1,623	1,027
- changes in estimated future development and abandonment costs	(1,570)	(1,061)	(2,527)
- development costs incurred during the period that reduced future development costs	1,746	2,125	3,342
- revisions of previous quantity estimates	2,054	2,736	3,397
- accretion of discount	1,362	4,226	5,628
- net change in income taxes	(12,702)	(4,102)	5,618
- purchase of reserves in-place	1,032	3,052	4,443
- sale of reserves in-place	(1)	(7)	(34)
- changes in production rates (timing) and other	2,222	(844)	(310)

End of year	22,753	32,701	26,771

Società per Azioni.
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock: €4,001,684,176 fully paid
Branches:
San Donato Milanese (MI) — Via Emilia, 1
San Donato Milanese (MI) — Piazza Ezio Vanoni, 1
Gela (CL) — Strada Provinciale, 82

Investor Relations
Eni SpA, Piazzale Enrico Mattei, 1 — 00144 Rome
Tel. +39-0659822624 — Fax +39-0659822631
e-mail: investor.relations@eni.it

Publications
Annual Report 2001 (in Italian)
prepared in accordance with Law No. 127 of April 9, 1991,
Annual Report 2001 (in Italian and English)
Annual Report 2001 on Form 20-F for the Securities
and Exchange Commission (in English)
Health, Safety and Environment Report 2001 (in Italian and English)
Fact Book 2001 (in Italian and English)
Report on the First Quarter of 2001 (in Italian and English)
Report on the Second Quarter of 2001 (in Italian and English)
Report on the First Half of 2001 (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half of 2001 (in English)
Third Quarter Report 2001 (in Italian and English)

Internet Home page: http://www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Overall coordination: EniComunicazione SpA — Rome — Italy
Design: Angelini Design — Rome — Italy
Cover: On-Off — Milan — Italy
Printing: Ugo Quintily SpA — Rome — Italy
Printed on environment friendly paper: Symbol Matt

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome — Italy
Company Share capital euro 4,001,684,176 fully paid up
Rome Companies Register Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF SHAREHOLDERS’ MEETING

Shareholders of Eni S.p.A. are hereby invited to attend the Extraordinary Shareholders’ Meeting, which will be held in Rome, Auditorium del Massimo, Via Massimiliano Massimo, 1/7, on May 28, 2002 at 10:00 a.m. (CET) on first call and, if necessary, on May 29 and May 30, 2002, at the same time and location, on second and third call, respectively, and the Ordinary Shareholders’ Meeting, which will be held in Rome, Auditorium del Massimo, Via Massimiliano Massimo, 1/7, on May 29, 2002 at 10:00 a.m. (CET) on first call and, if necessary, on May 30, 2002, on second call, respectively, at the same time and location.

AGENDA

Extraordinary part

1.	Merger of AgipPetroli S.p.A. into Eni S.p.A..

2.	Delegation of authority to the Board of Directors to issue shares to be assigned to managers pursuant to Article 2349 of the Civil Code. Resolutions related thereto.

3.	Delegation of authority to the Board of Directors to issue bonds and withdrawal, for the part not yet executed, of the authorisation to issue bonds approved by the Shareholders’ Meeting held on June 19, 1997.

Ordinary part

1.	Snam S.p.A., merged into Eni S.p.A. with deed of January 30, 2002, Financial Statements at December 31, 2001, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors. Allocation of net income.

2.	Eni S.p.A. Financial Statements at December 31, 2001, Eni Consolidated Financial Statements at December 31, 2001, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors.

3.	Allocation of net income and of the Distributable Reserve.

4.	Authorisation to the purchase of Eni shares and withdrawal, for the part not yet executed, of the authorisation to the purchase of Eni shares approved by the Shareholders’ Meeting held on June 1, 2001.

5.	Authorisation to the Board of Directors to use Eni own shares to issue stock options to be assigned to Eni Group managers.

6.	Determination of the number of the Board of Directors’ members.

7.	Determination of the Directors’ term.

8.	Appointment of Directors.

9.	Appointment of the Chairman of the Board of Directors.

10.	Determination of the remuneration of the Chairman of the Board of Directors and that of the Directors.

11.	Appointment of Statutory Auditors.

12.	Determination of the remuneration of the Chairman of the Board of Statutory Auditors and that of the effective Auditors.

Pursuant to the By-laws, Directors and Statutory Auditors will be appointed from lists, with the exception of the Director and the effective Auditor appointed by the Minister of Economy and Finance in agreement with the Minister of the Productive Activities. Pursuant to the By-laws, said Auditor is the Chairman of the Board of Statutory Auditors.

Shareholders representing at least 1% of the Company’s capital stock may present a list of candidates for the appointment of Directors and Statutory Auditors. The current Board of Directors may present a list of candidates for the appointment of Directors.

Lists shall be deposited and published according to the procedures set in the By-laws; the candidates to be appointed Statutory Auditors shall have the honour and professional requisites set forth by the Decree No. 162 issued by the Minister of Justice dated March 30, 2000 and the professional requisites set forth by Article 28, first Paragraph, of the By-laws.

Admission in the Shareholders’ Meeting will be granted to Shareholders who have requested the notification of attendance issued pursuant to Article 34 of Consob Deliberation No. 11768 dated December 23, 1998.

In order to take part in the Shareholders’ Meeting, Shareholders holding shares not yet in uncertificated form, shall previously deliver said shares to a financial intermediary for their deposit with Monte Titoli S.p.A. (the Italian Securities Register Centre) and their subsequent transformation into uncertificated form, pursuant to Article 51 of Consob Deliberation No. 11768 dated December 23, 1998, and request the above mentioned notification of attendance.

The report on the proposals of resolutions of the Board of Directors to the Shareholders on each item of the Agenda and the related documentation will be deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange) by the terms set forth by current legislation and shall remain at the Shareholders disposal until the date of the Meeting.

Votes may be exercised also by mail pursuant to current legislation. Shareholders willing to exercise their vote by mail are entitled to request the Vote by Mail Card and a return envelope to the Company or the following Depositaries: Banca IntesaBci S.p.A., Banca Nazionale del Lavoro S.p.A., Banca Monte dei Paschi di Siena S.p.A., Banca di Roma S.p.A., Banca Fideuram S.p.A., Sofid Sim S.p.A., Citibank N. A. and Morgan Guaranty Trust Company of New York.

In order to consider valid the votes by mail, envelopes containing the Vote by Mail Card, duly filled in and signed, and the Admission Ticket Card shall be received by

Eni S.p.A. — Segreteria societaria, Piazzale Enrico Mattei, 1 — 00144 ROME, Italy by May 27, 2002, 10,00 a. m. (CET).

The vote by mail must be exercised personally by the person entitled to vote.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing five ordinary Shares issued by Eni S.p.A., who have deposited their ADRs with the Morgan Guaranty Trust Company of New York by May 10, 2002 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to the Morgan Guaranty Trust Company of New York, ADRs Depositary.

In order to simplify controls of powers entitling the participation in the Shareholders’ Meeting, people who intend to participate in the Meeting as legal or voluntary representatives of Shareholders or other people entitled to take part in it are requested to deliver to Eni S.p.A.’s Corporate Secretary the deeds entitling them to said participation, by mail, also in copy, or by fax, at least two days before the date of the Meeting.

Experts, financial analysts and journalists wishing to attend the Shareholders’ Meeting shall deliver, by mail or fax, a specific request to Eni S.p.A.’s Corporate Secretary at least two days before the date of the Meeting.

Eni S.p.A.’s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 and fax number + 39 6 59822233.

The Notice and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested through the e-mail address segreteriasocietaria.azionisti@eni.it or the above-mentioned toll-free number.

The Chairman of the Board of Directors Mr. Gian Maria Gros-Pietro

°   °   °   °

To timely comply with admission and registration procedures, Shareholders are kindly requested to arrive at the Meeting in advance with respect to the starting time of the Meeting itself. Registration for the Meeting will take place at the same location of the Meeting starting at 9:00 a.m. (CET).

ENI S.P.A.

EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 28, MAY 29
AND MAY 30, 2002 ON FIRST, SECOND AND THIRD CALL, RESPECTIVELY
ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 29 AND MAY 30, 2002
ON FIRST AND SECOND CALL, RESPECTIVELY

Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

EXTRAORDINARY PART

ITEM 1
MERGER OF AGIPPETROLI S.P.A. INTO ENI S.P.A.

To the Shareholders:

the Board of Directors submits to the approval of the Shareholders’ Meeting the project of merger of AgipPetroli S.p.A. (“AgipPetroli”) into Eni S.p.A. (“Eni”). The report has been drawn up pursuant to Consob Regulation No. 11971 dated May 14, 1999, Annex 3A-Schedule 1.

1.a)	Description of the merger, of its reasons and of the managerial objectives of the companies involved in the merger and their related programs

It is submitted to the Shareholders’ approval the merger into Eni, with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,001,684,176, fully paid up, enrolled in Rome Companies Register, Tax Identification Number 00484960588, VAT number 00905811006, and in the R.E.A. Rome with No. 756453, of AgipPetroli, with registered office in Via Laurentina, No. 449, Rome, Italy, company share capital euro 944,280,000 fully paid up, enrolled in Rome Companies Register, Tax Identification Number 02929200588, VAT number 01136161005 and in the R.E.A. Rome with No. 421914.

The proposed merger aims to reach a higher integration between upstream and downstream activities in order to better support the development of Eni operations in the markets where the Group operates. It allows also to streamline Eni Group structure, reduce costs of the company to be merged and increase the efficiency of the Group operations and activities through the strengthening of the operational and strategic integration and the reduction of the staff decisional levels.

1.b)	Determination of the values of the companies involved in the merger in order to set the exchange ratio

1.c)	The exchange ratio of the shares and the criteria for its determination

1.d)	Assignation of the merging company shares and date as of these shares accrue dividend

The merger will be executed on the basis of the balance sheets at December 31, 2001 of the companies involved, corresponding to their Financial Statements at December 31, 2001. As Eni owns the entire share capital of AgipPetroli the economic value of this company has not been assessed, the exchange ratio of AgipPetroli shares with Eni shares has not been calculated and no Eni share will be assigned.

1.e)	Date as of the operations of the company to be merged will be charged, also for tax purposes, to the Financial Statements of the merging company

The merger of AgipPetroli into Eni will be effective as of 24:00 of December 31, 2002. The operations of the company to be merged will be charged to Eni Financial Statements as of January 1, 2002. As of the same date the tax effects of the merger will start, as set forth by Article 123, seventh Paragraph, of the President of Republic Decree No. 917, dated December 22, 1986.

If the last deposit of the Deed of merger, pursuant to Article 2504 of the Civil Code, is executed after December 31, 2002, the merger will be effective as of the the first day of the month after the month when this deposit is executed. In this case the operations of the company to be merged will be charged to Eni Financial Statements as of the first day of the year when the deposit takes place; as of the same date the tax effects of the merger will start, as set forth by Article 123, seventh Paragraph, of the President of Republic Decree No. 917, dated December 22, 1986.

1.f)	Tax consequences of the merger on the companies involved in the merger

The merger will determine an increase, not subject to taxation, of Eni net worth at December 31, 2002. This increase corresponds to the merger imbalance, which is the difference between the book value in Eni Financial Statements of the participation in AgipPetroli to be cancelled and its net worth at December 31, 2002.

As the operations of the company to be merged will be charged to Eni Financial Statements as of January 1, 2002, as indicated in paragraph 1.e, AgipPetroli net worth will not include the 2002 Financial Year results.

1.g)	Estimates of the effects of the merger on the relevant shareholdings and on the control of the merging company

The merger of AgipPetroli into Eni will affect neither the relevant Eni shareholdings nor Eni control.

1.h)	Effects of the merger on the pacts among shareholders mentioned in Article 122 of Legislative Decree 58/98

Eni doesn’t know the existence of pacts among shareholders.

1.i)	Comments of the Board of Directors on the existence of the withdrawal right for dissenting shareholders

As the company objects of Eni include those of AgipPetroli, Eni company objects will not be amended; Article 2437 of the Civil Code regarding the withdrawal right shall not apply.

To the Shareholders:

You are invited to:

•	approve the project of merger of AgipPetroli S.p.A. into Eni S.p.A. on the basis of their Financial Statements at December 31, 2001;

•	delegate any and all powers to the Managing Director to, directly or through attorneys-in-fact and in compliance with the current legislation: a) underwrite the deed of merger; b) perform any and all necessary acts and fulfilment, included but not limited to those regarding the succession in interest of the merging company in any and all contracts, licenses, concessions and relationships of whatever nature of the company being merged and keep exempt the holders of public records and the Public Administrations from any liabilities; c) cancel the shares issued by AgipPetroli S.p.A.;

•	delegate any and all powers to the Managing Director to execute, directly or through attorneys-in-fact, said resolution and provide, if necessary and possible pursuant to the current legislation, those formal amendments to the resolution under this item as determined by competent Authorities in order to deposit it with the Companies Register.

ITEM 2
DELEGATION OF AUTHORITY TO THE BOARD OF DIRECTORS TO ISSUE SHARES TO BE
ASSIGNED TO MANAGERS PURSUANT TO ARTICLE 2349 OF THE CIVIL CODE.
RESOLUTIONS RELATED THERETO

To the Shareholders:

with the assignation of Eni shares issued upon the resolution approved by the Board of on June 7, 2001, the two-year Stock Grant Plan 2000-2001 approved by the Shareholders’ Meeting on June 6, 2000 to incentivate Eni management terminated.

According to said Plan, the Company assigned to managers of Eni S.p.A. and its subsidiaries controlled pursuant to Article 2359 of the Civil Code for no consideration Eni shares to be issued pursuant to Article 2349 of the Civil Code. The shares have been assigned annually subject to the achievement of specific operational and individual performance. In execution of the delegation of authority given, Eni S.p.A. Board of Directors in the meetings held on June 21, 2000 and June 7, 2001, approved the share capital increases up to 2 and 1.5 million euro respectively by issuing a corresponding amount of shares. In the two-year period concerned by the Plan the total figure of shares issued was 3,280,300 and the total number of Eni Group managers to whom they have been assigned was 1,199.

The Board of Directors, in the exercise of the delegation of authority resolved by the Shareholders’ Meeting on August 2, 2000, approved in the meeting held on September 26, 2000 to increase the share capital up to 15 million euro through cash payment by issuing up to 15 million shares to be offered to Eni Top Managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code in those positions qualified by Eni S.p.A. Board of Directors, according to Eni evaluation criteria, as those who mainly contribute to Eni Group results. The subscription price was set at 12.992 euro per share, corresponding to the arithmetic average of the official prices of Eni shares recorded on the electronic stock market organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in the month preceding the date of the Board resolution. The subscription rights offered to 180 Eni Group Top Managers are 14,369,500 and they allow the subscription of a corresponding amount of Eni shares, nominal value 1 euro. The subscription is subject to the achievement in the month of July 2002 of the Eni shares market price target pre-set by Eni S.p.A. Board of Directors.

The Board of Directors considers the contribution of the management to the definition of Eni operational processes essential to face the important industrial tasks in the highly competitive international markets where the Group operates.

The Board therefore intends to avail again of incentives in order to improve the loyalty and involvement of Eni management in the achievement of individual and operational performance through their participation to the enterprise risk, the improvement of the company results and the creation of the shareholders value.

To this end and in consideration of Eni 2001 results, the Board of Directors has approved the 2002 plan to incentivate Eni Group managers (the “Plan”).

In order to give execution to the Plan, the Shareholders’ Meeting shall approve a share capital increase for no consideration to be executed by using for a corresponding amount the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code which will be implemented by allocating part of Financial Year 2001 net income, according to the proposal contained in the Report to the Ordinary Shareholders’ Meeting. The shares to be issued will be assigned for no consideration to the managers employed by Eni S.p.A.’s and its subsidiaries controlled pursuant to Article 2359 of the Civil Code, with the exclusion of listed subsidiaries (the “Assignees”), subject to the achievement of the pre-set 2001 individual performances. Eni is committed to offer to the Assignees the subscription of the shares to be issued for no consideration within a month from the expiration of the three-year period commencing as of the date when the commitment to the offer has been taken. The right of the Assignee and the commitment of Eni S.p.A. may not be withdrawn. Eni share capital will be increased up to the amount corresponding to the shares subscribed until the term of June 30, 2006.

The Board of Directors is empowered to adopt any act, included but not limited to the approval of the “Regulations of the Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”, for the execution of the capital increase.

In view of the foregoing, the Board submits to the approval of the Shareholders’ Meeting the delegation of authority, pursuant to Article 2443 of the Civil Code, to the Board itself to increase the company share capital in one or more times within December 31, 2002 up to euro 1,500,000 by issuing up to 1,500,000 ordinary shares nominal value euro 1 (the “Shares”), corresponding to about 0.0375% of the company share capital outstanding on March 27, 2002, by using for the corresponding amount the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code. The Shares will be assigned for no consideration to managers employed by the company and its subsidiaries controlled pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted, subject to the achievement of the pre-set 2001 individual performances.

The Board proposes also to amend Paragraphs 4 and 5 of Article 5 of the By-laws because of the partial execution of the delegations of authority to the Board approved by the Shareholders’ Meeting herein contained.

To the Shareholders:

You are invited to:

•	delegate authority to the Board of Directors, pursuant to Article 2443 of the Civil Code, to issue within December 31, 2002, in one or more times up to No. 1,500,000 (one million five hundred thousand) ordinary shares nominal value euro 1 (one) each, bearing regular coupon. The company share capital will be therefore increased up to euro 1,500,000 (one million five hundred thousand) by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. Said shares will be assigned for no consideration to the managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted. The assignation is subject to the achievement in the year concerned by the Plan of the pre-set individual performances. The shares will be offered within a month from the expiration the three-year period commencing as of the date when the commitment to the offer has been taken. The company capital will be increased up to the amount corresponding to the shares subscribed until the term of June 30, 2006;

•	delegate authority to the Board of Directors to set terms and conditions for the execution of the share capital increase and approve the “Regulations of the 2001 Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”.

•	amend Article 5 of Eni S.p.A.’s By-laws as follows (the proposed text and the current text are enclosed below):

Current text	Proposed text

5.4 Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company capital, for no consideration and within July 31, 2001, in more times, pursuant to Article 2349 of the Civil Code, up to euro 3,500,000 (three million five hundred thousand). The Board may therefore issue up to 3,500,000 (three million five hundred thousand) shares of ordinary stock at the nominal value of euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have achieved the pre-set annual corporate and individual targets	5.4 The Board of Directors in execution of the delegation of authority resolved pursuant to Article 2443 of the Civil Code by the Shareholders’ Meeting held on June 6, 2000 approved in the Meetings held on June 21, 2000 and June 7, 2001 to increase the company capital up to euro 3,500,000 (three million five hundred thousand). Therefore the Board resolved to issue up to 3,500,000 (three million five hundred thousand) ordinary shares nominal value euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares have been assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have

Current text	Proposed text

The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee.
The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”	achieved the pre-set annual corporate and individual targets. In the two-year period concerned by the Plan the total figure of the commitments of share offerings was 1,428,550 in the year 2000 and 1,851,750 in the year 2001 for a total amount of 3,280,300 shares. Eni share capital will be increased up to the amount corresponding to the shares subscribed until the term of December 31, 2004.
5.5 Pursuant to Article 2443 of the Civil Code, the Board of Directors may increase, within December 31, 2000, the company capital up to euro 15,000,000 (fifteen million). The Board may therefore issue up to 15,000,000 (fifteen million) shares of ordinary stock, nominal value euro 1 (one) each, bearing regular coupon. The capital increase will be executed through cash payment; the related shareholders’ pre-emptive rights will be excluded pursuant to Article 2441, last Paragraph of the Civil Code and Article 134, second and third Paragraph, of Legislative Decree No. 58 dated February 24, 1998.
The shares to be issued will be offered for subscription to Senior Managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code in those positions qualified by Eni S.p.A. Board of Directors, according to Eni evaluation criteria, as those that mainly contribute to Eni Group results. The offer is subject to the	5.5 The Board of Directors in execution of the delegation of authority resolved pursuant to Article 2443 of the Civil Code by the Shareholders’ Meeting held on August 2, 2000, approved in the Meetings held on September 26, 2000 to increase through cash payment the company capital up to euro 15,000,000 (fifteen million). Therefore the Board resolved to issue up to 15,000,000 (fifteen million) shares of ordinary stock, nominal value euro 1 (one) each, bearing regular coupon. The related shareholders’ pre-emptive rights have been excluded pursuant to Article 2441, last Paragraph of the Civil Code and Article 134, second and third Paragraph, of Legislative Decree No. 58 dated February 24, 1998.
The subscription rights offered are 14,369,500; Senior Managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code in those positions qualified by Eni S.p.A. Board of Directors, according

Current text	Proposed text

achievement in the months of July 2001 and July 2002 by Eni shares market price of the targets pre-set by Eni S.p.A. Board of Directors. The achievement of the sole target price for the year 2002 enables the exercise of the entire number of the subscription rights assigned.
The subscription price of the shares to be issued is the arithmetic average of the official prices of Eni shares recorded on the electronic stock market, organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in each of the 30 calendar days preceding the date of the Board resolution of the capital increase. The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the Stock Options Plan”	to Eni evaluation criteria, as those that mainly contribute to Eni Group results are therefore allowed to subscribe a corresponding amount of shares. The subscription is subject to the achievement in the month of July 2002 of the Eni shares market price target pre-set by Eni S.p.A. Board of Directors.
5.6 Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company share capital, for no consideration and within December 31, 2002, in one or more times, pursuant to Article 2349 of the Civil Code, up to euro 1,500,000 (one million five hundred thou-sand). The Board may therefore issue up to 1,500,000 (one million five hundred thousand) ordinary shares nominal value 1 (one) euro each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries

Current text	Proposed text

controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted, who have achieved the pre-set 2001 individual targets. The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee. The company capital will be increased up to the amount corresponding to the shares subscribed until the term of June 30, 2006.
The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the 2002 Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”

•	amend Article 5, Paragraph 1, of Eni S.p.A.’s By-laws modifying the amount of the company capital and the number of shares outstanding, in connection with the execution of the increase of the company capital that will be resolved by the Board of Directors pursuant to Article 5, Paragraph 6, of Eni S.p.A.’s By-laws and cancel Paragraphs 4, 5 and 6 of Article 5, once the period of effectiveness of the delegations of authority to the Board of Directors contained in said Paragraphs have expired;

•	delegate any and all necessary powers, with the exception of those related to the approval of the “Regulations of the Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”, to the Chairman and the Managing Director, each of them severally acting, directly or through attorneys-in-fact, pursuant to the current law, to: (i) execute the capital increase that will be resolved by the Board of Directors pursuant to Article 5, Paragraph 6, of Eni By-laws; (ii) provide, if necessary and possible pursuant to the current law, those formal amendments to the resolution under this item as determined by competent Authorities in order to deposit it with the Companies Register.

ITEM 3
DELEGATION OF AUTHORITY TO THE BOARD OF DIRECTORS TO ISSUE BONDS
AND WITHDRAWAL, FOR THE PART NOT YET EXECUTED, OF THE
AUTHORISATION TO ISSUE BONDS APPROVED BY THE SHAREHOLDERS’
MEETING
HELD ON JUNE 19, 1997

To the Shareholders:

the Shareholders’ Meeting held on June 19, 1997 delegated to the Board of Directors, pursuant to Article 2420-ter of the Civil Code, to issue bonds in a five-year period up to 5,000 billion lire, amount converted into 2,582,284,000 euro by the Shareholders’ Meeting held on June 1, 2001.

The delegation of authority has been partially exercised through the issue of the bond “Eni S.p.A. Euro Medium Term Notes” amounting to 500 million euro, listed on the Luxembourg Stock Exchange.

As the period of effectiveness of the delegation of authority is next to lapse, the Board, in consideration of the importance of availing of every operative instrument alternative to the bank financing in order to take advantage of the best economic and financial opportunities offered by the capital markets and of the good standing of Your company in these markets, submits to the approval of the Shareholders’ Meeting the delegation of authority to the Board to issue bonds, including bonds convertible into shares issued by Eni subsidiaries and/or warrant bonds to purchase or subscribe shares of Eni S.p.A. controlled subsidiaries, pursuant to Article 2420-ter of the Civil Code, in one or more times, for a five-year period, up to the amount corresponding to the counter-value of four billion euro and the withdrawal of the delegation of authority to the Board of Directors to issue bonds approved by the Shareholders’ Meeting held on June 19, 1997, for the amount not yet exercised on May 30, 2002.

To the Shareholders:

You are invited to:

•	withdraw the delegation of authority to the Board of Directors to issue bonds approved, pursuant to Article 2420-ter of the Civil Code by the Shareholders’ Meeting held on June 19, 1997, for the amount not yet exercised on May 30, 2002;

•	delegate authority to the Board of Directors, pursuant to Article 2420-ter of the Civil Code, to issue within a five-year period commencing on May 31, 2002, in one or more times and in one or more tranches, to issue bonds, included bonds convertible into shares issued by Eni S.p.A. controlled subsidiaries and/or warrant bonds to purchase or subscribe shares of Eni S.p.A. controlled subsidiaries, up to the amount corresponding to the counter-value of euro 4,000,000,000 (four billion);

•	amend Article 11, Paragraph 2, as follows (the proposed text and the current text are enclosed below):

Current text	Proposed text

11.2 Pursuant to Article 2420-ter of the Civil Code, the Board of Directors may issue bonds, in one or more times and in one or more tranches, including bonds convertible into shares issued by Eni S.p.A. controlled subsidiaries and/or warrant bonds to purchase and/or subscribe shares of Eni S.p.A. controlled subsidiaries, within an amount of euro 2,582,284,000 (two billion five hundred eighty-two million two hundred eighty-four thousand). Bonds may be issued for a period of five years commencing as of the date of June 19, 1997.
The Board of Directors is empowered to adopt any act, including but not limited to the fixing of yield, duration and regulation of the issues	11.2 Pursuant to Article 2420-ter of the Civil Code, the Board of Directors may issue bonds, in one or more times and in one or more tranches, including bonds convertible into shares issued by Eni S.p.A. controlled subsidiaries and/or warrant bonds to purchase or subscribe shares of Eni S.p.A. controlled subsidiaries, up to the amount corresponding to the counter-value of euro 4,000,000,000 (four billion). Bonds may be issued for a period of five years commencing as of May 31, 2002.
The Board of Directors is empowered to adopt any act, included but not limited to the fixing of yield, duration and the regulation of the issues.

•	cancel Article 11, Paragraph 2, once the delegation of authority has been wholly exercised and however once the period of effectiveness of the delegation of authority to the Board of Directors contained in said Paragraph has expired;

•	delegate any and all necessary powers to the Chairman and the Managing Director, each of them severally acting, directly or through attorneys-in-fact, pursuant to the current law, to: (i) give execution to this resolution; (ii) provide, if necessary and possible pursuant to the current law, those formal amendments to the resolution under this item as determined by competent Authorities in order to deposit it with the Companies Register.

ORDINARY PART

ITEM 1
SNAM S.P.A., MERGED INTO ENI S.P.A. WITH DEED OF JANUARY 30, 2002,
FINANCIAL STATEMENTS AT DECEMBER 31, 2001; REPORT OF THE DIRECTORS ON THE
COURSE OF THE BUSINESS, REPORT OF THE BOARD OF STATUTORY AUDITORS AND
REPORT OF THE INDEPENDENT AUDITORS. ALLOCATION OF NET INCOME

To the Shareholders:

the merger of Snam S.p.A. into Eni S.p.A. became effective on February 1, 2002. As indicated in the project of merger, Snam operations are charged to Eni Financial Statements as of January 1, 2002. We therefore submit to the approval of the Shareholders’ Meeting Snam S.p.A. Financial Statements at December 31, 2001.

For the illustration of said Financial Statements please refer to Snam 2001 Financial Statements, deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

The Board proposes to allot Snam S.p.A. net income of euro 1,937,836,939.93 to the Distributable Reserve that will be considered in the calculation of the merger imbalance consequent to the merger of Snam S.p.A. into Eni S.p.A..

To the Shareholders:

You are invited to approve Snam S.p.A. Financial Statements at December 31, 2001, which disclose a net income of euro 1,937,836,939.93 and to allot the net income to the Distributable Reserve that will be considered in the calculation of the merger imbalance consequent to the merger of Snam S.p.A. into Eni S.p.A..

ITEM 2
ENI S.P.A. FINANCIAL STATEMENTS AT DECEMBER 31, 2001, ENI CONSOLIDATED
FINANCIAL STATEMENTS AT DECEMBER 31, 2001, REPORT OF THE DIRECTORS ON THE
COURSE OF THE BUSINESS, REPORT OF THE BOARD OF STATUTORY AUDITORS AND
REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders:

for the illustration of Eni Financial Statements please refer to the document Eni Annual Report 2001 deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

To the Shareholders:

You are invited to approve Eni S.p.A. Financial Statements at December 31, 2001, which disclose a net income of euro 2,250,427,481.41.

ITEM 3
ALLOCATION OF NET INCOME AND OF THE DISTRIBUTABLE RESERVE

To the Shareholders:

in consideration of the improvement of Eni 2001 results, of the capital gains accrued and of the treasury shares owned, the Board of Directors proposes the distribution of a dividend per share of euro 0.75, 76.9% more than 2000 dividend (euro 0.424 for each share post-grouping operations). Therefore the pay-out ratio is 37%.

The Board of Directors proposes to:

•	allot the net income of euro 2,250,427,481.41 as follows:

•	to the Legal Reserve the amount necessary so that it totals one fifth of Eni share capital subscribed at the date of the Shareholders’ Meeting;

•	euro 131,662,252.12 to the Reserve for accelerated amortisation pursuant to Article 67 of the Income Tax Code;

•	euro 89,098.48 to the Reserve pursuant to Article 13 of the Legislative Decree 124/93; the amount corresponds to 3% of the allocation for the Financial Year 2001 of the employees termination indemnity to the staff social security fund;

•	the amount left after the previous allotments to pay the dividend of euro 0.75 per share to the shares outstanding at the ex-dividend date, with the exception of the shares owned by Eni on that date;

•	allocate the amount of 1,161,701.07 euro of the Distributable Reserve to the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code, in order to implement the 2002 Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code, according to the proposal contained in item 2, Extraordinary part of this Report;

•	use the Distributable Reserve for the amount necessary for the payment of the total dividend proposed;

•	pay dividends as from June 27, 2002, being the ex-dividend date June 24, 2002. The related ordinary tax credit is 56.25% of the gross amount of the dividends.

To the Shareholders:

You are invited to approve the proposals of:

•	allocating the net income of euro 2,250,427,481.41 as follows:

•	to the Legal Reserve the amount necessary so that it totals one fifth of Eni share capital subscribed at the date of the Shareholders’ Meeting;

•	euro 131,662,252.12 to the Reserve for accelerated amortisation pursuant to Article 67 of the Income Tax Code;

•	euro 89,098.48 to the Reserve pursuant to Article 13 of the Legislative Decree 124/93; the amount corresponds to 3% of the allocation for the Financial Year 2001 of the employees termination indemnity to the staff social security fund;

•	the amount left after the previous allotments to pay the dividend of euro 0.75 per share to the shares outstanding at the ex-dividend date, with the exception of the shares owned by Eni on that date;

•	allocating the amount of 1,161,701.07 euro of the Distributable Reserve to the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code;

•	using the Distributable Reserve for the amount necessary for the payment of the total dividend proposed;

•	paying dividends as from June 27, 2002, being the ex-dividend date June 24, 2002.

ITEM 4
AUTHORISATION TO THE PURCHASE OF ENI SHARES AND WITHDRAWAL, FOR THE PART
NOT YET EXECUTED, OF THE AUTHORISATION TO THE PURCHASE OF ENI SHARES
APPROVED BY THE SHAREHOLDERS’ MEETING HELD ON JUNE 1, 2001

To the Shareholders:

the Shareholders’ Meeting held on June 6, 2000 authorised the Board of Directors to purchase up to 800 million Eni ordinary shares, nominal value Lire 1,000, corresponding to 9.997% of the then current Eni share capital. The total amount wouldn’t have exceeded 3.4 billion euro and the purchase price wouldn’t have been lower than Eni share nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

The Shareholders’ Meeting held on June 1, 2001, withdrew said authorisation for the amount not yet exercised at the Shareholders’ Meeting date and approved a new authorisation to purchase up to 400 million Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. The total amount wouldn’t have exceeded 3.4 billion euro and the purchase price wouldn’t have been lower than Eni share nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

On March 26, 2002 Eni shares bought are 159,474,138, corresponding to 3.99% of Eni current share capital; the related expense totals to 2,142,702,866 euro, corresponding to 63.02% of 3.4 billion euro. The average purchase price of each Eni share is 13.436 euro.

In execution of the authorisation to dispose of up to 62 Eni treasury shares approved by the Shareholders’ Meeting on June 1, 2001, following the merger of Snam S.p.A. into Eni S.p.A., 3 Eni treasury shares have exchanged with 3 Snam shares owned by shareholders other than Eni S.p.A..

The Board intends to continue the buy-back programme, which represents an effective and flexible instrument to increase the shareholders value. Therefore the Board proposes to the Shareholders’ Meeting to withdraw the authorisation, for the amount not yet exercised at the Shareholders’ Meeting date, for the purchase of Eni shares approved by the Shareholders’ Meeting held on June 1, 2001 and to be authorised, pursuant to Article 2357, second Paragraph, of the Civil Code and Article 132 of Legislative Decree No. 58 dated February 24, 1998 to purchase up to 400 million of Eni shares, nominal value euro 1, corresponding to 9.997% of Eni share capital on March 27, 2002, within eighteen months as of the Shareholders’ Meeting date. The total expense will not exceed the amount of euro 5.4 billion. Said figures include Eni treasury shares at the Shareholders’ Meeting date, in compliance with the provisions set forth in Article 2357, third Paragraph, of the Civil Code. The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange). The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

The purchase of Eni shares will be executed by using the Reserve for the purchase of Eni shares implemented pursuant to Article 2357-ter, last Paragraph, of the Civil Code, according to the resolution of the Shareholders’ Meeting held on June 6, 2000, whose amount will be increased from 3.4 to 5.4 billion euro using the Disposable Reserve for the amount of 2 billion euro.

To the Shareholders:

You are invited to:

•	withdraw the delegation of authority to the Board of Directors to the purchase of treasury shares approved, pursuant to Article 2357, second Paragraph, of the Civil Code, by the Ordinary Shareholders’ Meeting held on June 1, 2001 for the amount not yet exercised at the Shareholders’ Meeting date;

•	authorise the Board of Directors, pursuant to Article 2357, second Paragraph, of the Civil Code, to purchase up to 400,000,000 (four hundred million) Eni ordinary shares, nominal value euro 1 within eighteen months as of the Shareholders’ Meeting date. The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange). The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount. The total amount will not exceed however 5.4 billion euro. In order not to trespass the 10% threshold foreseen by Article 2357, third Paragraph, of the Civil Code, in the determination of the number of shares to be purchased and the total expense the treasury shares owned on the Shareholders’ Meeting date will be taken into consideration;

•	allocate from the Disposable Reserve to the Reserve for the purchase of Eni shares euro 2 billion;

•	resolve the use of the Reserve for the purchase of Eni shares implemented pursuant to Article 2357-ter, last Paragraph, of the Civil Code;

•	delegate any and all powers to the Managing Director to execute, directly or through attorneys-in-fact, any and all acts necessary to enforce such resolution.

ITEM 5
AUTHORISATION TO THE BOARD OF DIRECTORS TO USE ENI OWN SHARES TO ISSUE
STOCK OPTIONS TO BE ASSIGNED TO ENI GROUP MANAGERS

To the Shareholders:

the Board of Directors, in the exercise of the delegation of authority resolved by the Shareholders’ Meeting on August 2, 2000, approved in the meeting held on September 26, 2000 to increase the share capital up to 15 million euro through cash payment by issuing up to 15 million shares, nominal value euro 1, to be offered to about 200 Eni Top Managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code in those positions qualified by Eni S.p.A. Board of Directors, according to Eni evaluation criteria, as those who mainly contribute to Eni Group results. The subscription price was set at 12.992 euro per share, corresponding to the arithmetic average of the official prices of Eni shares recorded on the electronic stock market organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in the month preceding the date of the Board resolution. The subscription rights offered were 14,369,500 to underwrite a corresponding amount of Eni shares, nominal value 1 euro.

The Board considers necessary to avail, also for the three-year period 2002-2004 of an instrument to increase the commitment to the enhancement of the shareholders value of the managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, with the exclusion of listed subsidiaries, occupying the positions qualified by Eni S.p.A. Board of Directors, according to Eni evaluation criteria, as those that mainly contribute to Eni Group results or who have a strategic interest for the Group (about 400 employees, the “Assignees”).

The Board proposes therefore to the Shareholders’ Meeting to be authorised to sell up to 15 million own shares to the Assignees. The sale price is the arithmetic average of the official prices of Eni shares recorded on the electronic stock market organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in the month preceding the date of the purchase option assignation.

Facilities from Eni Group financial intermediary company are available to Assignees in order to fund the purchase of the shares assigned, subject to the commitment of the Assignee to irrevocably delegate said company to sell the shares purchased.

The Board of Directors is empowered to adopt any act to approve the assignation plan and the related regulations.

To the Shareholders:

You are invited to:

•	authorise the Board of Directors to sell up to 15 million (fifteen million) own shares to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted, occupying those positions qualified by Eni S.p.A. Board of Directors, according to Eni evaluation criteria, as those that mainly contribute to Eni Group results or who have a strategic interest for the Group. The purchase price of the shares offered is the arithmetic average of the official prices of Eni shares recorded on the electronic stock market, organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in the month preceding the date of assignation of the purchase option;

•	delegate any and all necessary powers to the Board of Directors to approve the assignation plan and the related regulations.

ITEM 6
DETERMINATION OF THE NUMBER OF THE BOARD OF DIRECTORS’ MEMBERS

To the Shareholders:

the office of the current Board of Directors appointed by the Shareholders’ Meeting held on June 4, 1999 will lapse on the date of the Shareholders’ meeting convened to approve Eni S.p.A. 2001 Financial Statements.

Pursuant to Article 17, first Paragraph, of the By-laws, the Company is managed by a Board of Directors made up by a minimum of three to a maximum of nine members and the determination of such number is submitted to the Shareholders’ Meeting.

In order to ensure that the Board may adequately face problems connected with dimensions and complexity of Eni Group, the Board proposes to set the number of Directors at nine.

To the Shareholders:

You are invited to approve the proposal of the Board of Directors.

ITEM 7
DETERMINATION OF THE DIRECTORS’ TERM

To the Shareholders:

pursuant to Article 17, second Paragraph, of the By-laws, the Board of Directors’ members are to be elected for a term up to three years.

To ensure adequate continuity in the management of the Company, the Board proposes to set the term of Directors appointed to three years, expiring at the date of approval of Eni S.p.A. 2004 Financial Statements.

To the Shareholders:

You are invited to approve the proposal to set the term of Directors appointed to three years, expiring at the date of approval of Eni S.p.A. 2004 Financial Statements.

ITEM 8
APPOINTMENT OF DIRECTORS

To the Shareholders:

pursuant to Article 6, second Paragraph, of the By-laws, the Minister of the Economy and Finance, in agreement with the Minister of Productive Activities, appoints one Director.

The Meeting is called to appoint the other Directors who, in accordance with Article 17, third Paragraph, of the By-laws, will have to be elected from the lists presented and deposited at the Company’s Registered Office and published in newspapers within the terms set forth in the By-laws.

To the Shareholders:

You are invited to vote one of the lists presented and published pursuant to the By-laws.

ITEM 9
APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

To the Shareholders:

pursuant to Article 18, first Paragraph, of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting, or, if it doesn’t provide for, by the Board.

The Board proposes to submit to the Shareholders’ Meeting the appointment of the Chairman of Directors and to elect Chairman the first candidate of the list that gets the majority of votes.

To the Shareholders:

You are invited to appoint Chairman of the Board of Directors the first candidate of the list that gets the majority of votes.

ITEM 10
DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF
DIRECTORS AND THAT OF THE DIRECTORS

To the Shareholders:

pursuant to Article 26, first Paragraph, of the By-laws, the Shareholders’ Meeting determines the Chairman’s and the Directors’ remuneration.

The Board, in consideration of the complexity and the entity of the tasks of the Directors and of their responsibilities consequent also to the divisionalisation of Eni Group, intends to enhance their involvement in the creation of the shareholders value.

The Board proposes therefore to add a variable part to the remuneration of the Board members up to 80,000 euro for the Chairman and up to 20,000 euro for the Directors; the amount to be paid will be determined in consideration of the ranking of Eni in respect of the other first seven international oil companies for market capitalisation (altogether the “Companies”) to be selected in respect of the Shareholder return in the year the variable part of the remuneration refers to (the “Reference Year”).

The market capitalisation is calculated on the basis of the official price, or the price that may be similar to it, recorded on the main stock exchange where the shares of each Company are listed in the last day of trading.

The Return is the ratio between: (a) the annual fluctuation of the shares, increased of the dividend if paid, and; (b) the official price, or the price that may be similar to it, of the last trading day in the year preceding the Reference Year on the main stock exchange where the shares of each Company are listed. In order to calculate it:

•	the annual fluctuation of the shares is the difference between: (a) the average of the official prices, or the prices that may be similar to them, recorded on the main stock exchange where the shares of each Company are traded in the fourth quarter of the year preceding the Reference Year and; (b) the average of the official prices, or the prices that may be similar to them, recorded on the main stock exchange where the shares of each Company are traded in the fourth quarter of the Reference Year;

•	the dividend is the dividend paid in the Reference Year.

The variable part of the remuneration will be paid as follows:

1.	80,000 euro for the Chairman and 20,000 euro for the Directors if Eni Return in the Reference Year is the first or second highest of those considered;

2.	40,000 euro for the Chairman and 10,000 euro for the Directors if Eni Return in the Reference Year is the third or fourth highest of those considered.

No variable part of the remuneration will be paid in the other cases.

The Board proposes to set the fixed part of the Chairman’s annual remuneration to euro 200,000 and that of each Director to euro 50,000, in addition to 1,000 euro for the participation to each meeting of the company bodies established in the By-laws and the reimbursement of the expenses incurred because of the office.

To the Shareholders:

You are invited to set the Chairman’s and the Directors’ annual compensation, respectively as follows:

•	200,000 euro and 50,000 euro;

•	up to 80,000 euro and up to 20,000 euro; the amount to be paid will be determined in consideration of the ranking of Eni in respect of the other first seven international oil companies for market capitalisation (altogether the “Companies”) to be selected in respect of the Shareholder return in the year the variable part of the remuneration refers to (the “Reference Year”).

The market capitalisation is calculated on the basis of the official price, or the price that may be similar to it, recorded on the main stock exchange where the shares of each Company are listed in the last day of trading.

The Return is the ratio between: (a) the annual fluctuation of the shares, increased of the dividend if paid, and; (b) the official price, or the price that may be similar to it, of the last trading day in the year preceding the Reference Year on the main stock exchange where the shares of each Company are listed. In order to calculate it:

•	the annual fluctuation of the shares is the difference between: (a) the average of the official prices, or the prices that may be similar to them, recorded on the main stock exchange where the shares of each Company are traded in the fourth quarter of the year preceding the Reference Year and; (b) the average of the official prices, or the prices that may be similar to them, recorded on the main stock exchange where the shares of each Company are traded in the fourth quarter of the Reference Year;

•	the dividend is the dividend paid in the Reference Year.

The variable part of the remuneration will be paid as follows:

1.	80,000 euro for the Chairman and 20,000 euro for the Directors if Eni Return in the Reference Year is the first or second highest of those considered;

2.	40,000 euro for the Chairman and 10,000 euro for the Directors if Eni Return in the Reference Year is the third or fourth highest of those considered.

No variable part of the remuneration will be paid in the other cases;

•	euro 1,000 for the participation to each meeting of the company bodies established in the By-laws, in addition to the reimbursement of the expenses incurred because of the office.

ITEM 11
APPOINTMENT OF STATUTORY AUDITORS

To the Shareholders:

pursuant to Article 6, second Paragraph, of the By-laws, the Minister of the Economy and Finance, in agreement with the Minister of Productive Activities, appoints appoint an effective Auditor. Pursuant to Article 28, second Paragraph, of the By-laws, said effective Auditor will be appointed Chairman of the Board of Statutory Auditors.

The Shareholders’ Meeting is called to appoint the other four effective Auditors and two alternate Auditors. Auditors will be elected from the lists presented pursuant to Article 28, second Paragraph, of the By-laws. Said lists shall be presented and deposited at the Company’s Registered Office and published in newspapers within the terms set forth in the By-laws. Candidates shall have the honour and professional requirements set forth by the Decree of the Minister of Justice No. 162 issued on March 30, 2000 taking into account the professional requirements set forth by Article 28, first Paragraph, of the By-laws that sets out the matters and sectors strictly connected with those of interest of the Company.

The Auditors will remain in force for three years; the term will expire at the date of approval of Eni S.p.A. 2004 Financial Statements.

To the Shareholders:

You are invited to vote one of the lists presented and published pursuant to the By-laws.

ITEM 12
DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF
STATUTORY AUDITORS AND THAT OF THE EFFECTIVE AUDITORS

To the Shareholders:

pursuant to Article 2402 of the Civil Code, the Shareholders’ Meeting determines the Chairman’s of the Board of Statutory Auditors and of the other effective Auditors’ annual remuneration.

The Board, in consideration of the complexity and the entity of the auditing tasks and responsibilities of the Auditors, proposes to set the Chairman’s of the Board of Statutory Auditors annual remuneration to euro 87,000 and each effective Auditor’s annual remuneration to euro 58,000, in addition to 1,000 euro for the participation to each meeting of the company bodies established in the By-laws and the reimbursement of the expenses incurred.

To the Shareholders:

You are invited to set the Chairman’s of the Board of Statutory Auditors annual remuneration to euro 87,000 and each effective Auditor’s annual remuneration to euro 58,000, in addition to 1,000 euro for the participation to each meeting of the company bodies established in the By-laws and the reimbursement of the expenses incurred.

The Chairman of the Board of Directors

Mr. Gian Maria Gros-Pietro

PROJECT OF MERGER OF AGIPPETROLI S.P.A. INTO ENI S.P.A.

Pursuant to Article 2501-bis of the Civil Code, is hereby drawn up the project of merger (the “Project”) of AgipPetroli S.p.A. (“AgipPetroli”) into Eni S.p.A. (“Eni”). The Project contains the information and data required by the current legislation to be submitted to the approval of the Shareholders’ Meetings of the above mentioned companies. AgipPetroli’s company object is the refining and marketing of hydrocarbons.

Reasons of the merger

The proposed merger aims to reach a higher integration between upstream and downstream activities in order to better support the development of Eni operation in the markets where the Group operates. It allows also to streamline Eni Group structure, to reduce costs of the company to be merged, and to increase the efficiency of the Group operations and activities through the strengthening of the operational and strategic integration and the reduction of the staff decisional levels.

Information to be given pursuant Article 2501-bis of the Civil Code

The information required by Article 2501-bis, first Paragraph, nn. 1), 2), 6), 7) and 8), of the Civil Code are hereby given being AgipPetroli entirely owned by Eni.

The merger will be executed on the basis of the Annual Reports at December 31, 2001 of the above mentioned companies.

Type, denomination and Registered Office of the companies involved in the merger

Merging Company:

Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,001,684,176, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588, VAT number 00905811006 and in the R.E.A. Rome with No. 756453.

Eni share capital may increase pursuant to the subscription of the shares offered to the assignees of the Stock Grant Plan approved by the Shareholders’ Meeting held on June 6, 2000.

Company to be merged:

AgipPetroli S.p.A., with registered office in Via Laurentina, No. 449, Rome, Italy, company share capital euro 944,280,000 fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 02929200588, VAT number 01136161005 and in the R.E.A. Rome with No. 421914.

Merging company Incorporation Act, with the indications of the amendments of the By-laws to be approved in consequence of the merger

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No. 359 dated August 8, 1992 (as results from the minutes of Eni Shareholders’ Meeting held on August 7, 1992 that approved the transformation written down by Notary Public Paolo Castellini of Rome, Index No. 36554, Deed No. 7149). The up-dated text of the By-laws and the documentation regarding the constitution-transformation of Eni are attached to the Project under Letter “A”.

As the company objects of Eni include those of AgipPetroli, Eni company objects shall not be amended.

Date as of the operations of the company to be merged will be charged to the Financial Statements of the merging company

The merger of AgipPetroli into Eni will be effective as of 24:00 of December 31, 2002. The operations of the company to be merged will be charged to the Financial Statements of the merging company as of January 1, 2002. As of the same date the tax effects of the merger will start, as set forth by Article 123, seventh Paragraph, of the President of Republic Decree No. 917, dated December 22, 1986.

If the last deposit of the Deed of merger, pursuant to Article 2504 of the Civil Code, is executed after December 31, 2002, the merger will be effective as of the first day of the month after the one when this deposit is executed. In this case the operations of the company to be merged will be charged to Eni S.p.A. Financial Statements as of the first day of the year when the deposit takes place; as of the same date the tax effects of the merger will start, as set forth by Article 123, seventh Paragraph, of the President of Republic Decree No. 917, dated December 22, 1986.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders and no particular treatment is foreseen for the holders of securities different from the shares.

The following bond issues of Eni are still outstanding: “ENI S.p.A. — First issue” 1993/2003 and “Eni S.p.A. — Euro Medium Term Notes”. Their Regulations will not be amended pursuant to the merger.

Advantages proposed in favour of the Board members of the merging company and of the company to be merged

No advantage is foreseen in favour of the Board members of the merging company and of the company to be merged.

The Managing Director of Eni S.p.A. Mr. Vittorio Mincato	The Chairman of the Board of Directors of AgipPetroli S.p.A. Mr. Gilberto Callera

ANNEX A

Eni S.p.A.’s By-laws

PART I
ESTABLISHMENT — NAME — REGISTERED OFFICE
AND DURATION OF THE COMPANY

     ARTICLE 1

1.1 “Eni S.p.A.” resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

     ARTICLE 2

2.1 The registered head office of the company is located at Piazzale Enrico Mattei 1, Rome, Italy. Eni S.p.A. branches are located in:

•	San Donato Milanese (MI) — Via Emilia, 1;

•	San Donato Milanese (MI) — Piazza Ezio Vanoni, 1

•	Gela (CL) — Strada Provinciale, 82.

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

     ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders’ meeting.

PART II
COMPANY OBJECTS

     ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities. The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf. The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others’ obligations, especially guarantees.

PART III
CAPITAL — SHAREHOLDINGS — BONDS

     ARTICLE 5

5.1 The company capital is euro 4,001,116,976 (four billion one million one hundred and sixteen thousand nine hundred and seventy-six) represented by 4,001,116,976 (four billion one million one hundred and sixteen thousand nine hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

5.4 Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company capital, for no consideration and within July 31, 2001, in more times, pursuant to Article 2349 of the Civil Code, up to euro 3,500,000 (three million five hundred thousand). The Board may therefore issue up to 3,500,000 (three million five hundred thousand) shares of ordinary stock at the nominal value of euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have achieved the pre-set annual corporate and individual targets. The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee.

The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”.

5.5 Pursuant to Article 2443 of the Civil Code, the Board of Directors may increase, within December 31, 2000, the company capital up to euro 15,000,000 (fifteen million). The Board may therefore issue up to 15,000,000 (fifteen million) shares of ordinary stock, nominal value euro 1 (one) each, bearing regular coupon. The capital increase will be executed through cash payment; the related shareholders’ pre-emptive rights will be excluded pursuant to Article 2441, last Paragraph of the Civil Code and Article 134, second and third Paragraph, of Legislative Decree No. 58 dated February 24, 1998.

The shares to be issued will be offered for subscription to Senior Managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code in those positions qualified by Eni S.p.A. Board of Directors, according to Eni evaluation criteria, as those that mainly contribute to Eni Group results. The offer is subject to the achievement in the months of July 2001 and July 2002 by Eni shares market price of the targets pre-set by Eni S.p.A. Board of Directors. The achievement of the sole target price for the year 2002 enables the exercise of the entire number of the subscription rights assigned. The subscription price of the shares to be issued is the arithmetic average of the official prices of Eni shares recorded on the electronic stock market, organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in each of the 30 calendar days preceding the date of the Board resolution of the capital increase. The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the Stock Options Plan”.

     ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse. Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code. Affiliation exists in the case set forth in Article 2359, paragraph 3 of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies. The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders’ resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit. Shares not entitled to vote are included in the determination of the quorum at shareholders’ meetings.

6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of Industry, Trade and Crafts, retains the following special powers sanctioned in the forms envisaged by the aforementioned Law 474 of 1994:

a)	approval to be expressly granted on the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which are meant those representing 3 per cent of share capital with the right to vote at the ordinary shareholders’ meeting. Approval must be granted within sixty days of the date of notice which must be filed by the Board of Directors at the time request is made for registration in the Shareholders’ book. Until approval is granted and, in any case, after expiration of the term, the transferee can not exercise voting rights and, in any case, non economic rights connected with the shares that represent a material shareholding. In the event that approval is denied or the term expires without such approval, the transferee must sell said shares within one year. Failing to comply, the law courts, at the request of the Minister of Treasury, Budget and Economic Planning, will order the sale of shares that represent a material shareholding according to the procedures as per Article 2359-ter of the Civil Code;

b)	approval to be expressly granted as condition for the validity of Shareholders’ or other agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving 3 per cent or more of the share capital with the right to vote at ordinary shareholders’ meetings. Until approval of such Shareholders’ or other agreement is granted and, in any case, after expiration of the term, the Shareholders participating in such agreement can not exercise voting rights and, in any case, non economic rights connected with the shares. The power of approval must be exercised within sixty days of the date when CONSOB notifies the Ministry of Treasury, Budget and Economic Planning of pertinent pacts and agreements as per the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. In the event such approval is denied or the term expires without such approval, such agreements are ineffective;

c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge or to transfer the company’s registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers as per letters a), b), c) and d) of this Article;

d)	appointment of one member to the Board of Directors and one member to the Board of Statutory Auditors. Should such appointed Director or Auditor lapse, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of Industry, Trade and Crafts, will appoint his corresponding replacement.

     ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder’s expense.

     ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

     ARTICLE 9

9.1 The shareholders’ meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders’ meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

     ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

     ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

11.2 Pursuant to Article 2420-ter of the Civil Code, the Board of Directors may issue bonds, in one or more times and in one or more tranches, including bonds convertible into shares issued by Eni S.p.A. controlled subsidiaries and/or warrant bonds to purchase and/or subscribe shares of Eni S.p.A. controlled subsidiaries, within an amount of euro 2,582,284,000 (two billion five hundred eighty-two million two hundred eighty-four thousand). Bonds may be issued for a period of five years commencing as of the date of June 19, 1997.

The Board of Directors is empowered to adopt any act, including but not limited to the fixing of yield, duration and regulation of the issues.

PART IV
SHAREHOLDERS’ MEETING

     ARTICLE 12

12.1 Ordinary and extraordinary shareholders’ meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary meetings must be called at least once a year to approve the financial statements, within six months of the end of the business year, also considering the holding and financial nature of the company’s activity conducted pursuant to Article 4 of these by-laws.

     ARTICLE 13

13.1 Attendance to the Meeting requires that all shares, including registered shares, be deposited in advance in compliance with the law and as set forth in the notice of the Meeting, that must be published also in compliance with the rules in force regulating the exercise of the vote by mail.

     ARTICLE 14

14.1 Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14. Eni S.p.A. shareholders’ meetings are disciplined by Eni S.p.A.’s shareholders’ meeting Regulation approved by the ordinary shareholders’ meeting.

     ARTICLE 15

15.1 The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Managing Director; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.

15.2 The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

     ARTICLE 16

16.1 The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and on the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the Meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

PART V
THE BOARD OF DIRECTORS

     ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders’ meeting determines the number within these limits.

17.2 The Board of Directors is appointed for a period of up to three years and may be reappointed pursuant to Article 2383 of the Civil Code.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders’ meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company’s registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders’ meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders’ meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders’ meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the admission tickets issued by the depositaries of their shares at least five days prior to the date set for the first call of the shareholders’ meeting. Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that he possesses the requisites required by the norms in force for the corresponding appointments and that causes for his ineligibility and incompatibility are non existing.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;

b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.

In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.

In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders’ meeting and the candidate elected will be the one who obtains a simple majority of the votes;

c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders’ meeting may, even during the Board’s term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders’ meeting to appoint a new Board.

     ARTICLE 18

18.1 If the shareholders’ meeting has not appointed a Chairman, the Board will elect one of its members.

18.2 The Board, at the Chairman’s proposal, appoints a Secretary, who need not belong to the company.

     ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Managing Director deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors’ meetings may be held by videoconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request. In this case, if the Board of Directors’ meeting is not called within 15 days, or if no resolution can be taken because there is not a quorum or the Meeting is not held within thirty days, such decision must be put to the shareholders’ meeting, should such request be made by at least two Board members or by one if the Board consists of three members. The shareholders’ meeting will be called promptly by the Board of Directors or, failing that, by the Board of Statutory Auditors.

     ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.

     ARTICLE 21

21.1 A majority of members of the Board must be present for a Board meeting to be valid.

21.2 Resolutions are taken with a majority vote of those present; should votes be equal, the person who chairs the Meeting has a casting vote.

     ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

     ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders’ meeting.

23.2 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing potential conflicts of interest.

     ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members in compliance with the limits set forth in Article 2381 of the Civil Code; in addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed. The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts on other members of the Board of Directors. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Managing Director and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them.

     ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Managing Director.

     ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders’ meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders’ meeting decides otherwise.

     ARTICLE 27

27.1 The Chairman:

a)	represents the company according to the provisions of Article 25.1;

b)	chairs the shareholders’ meeting pursuant to Article 15.1;

c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;

d)	ascertains whether Board resolutions have been implemented;

e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

PART VI
BOARD OF STATUTORY AUDITORS

     ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

Those who are already appointed effective auditor in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors, except for the one appointed pursuant to Article 6.2 letter d) of these by-laws, and the alternate Auditors are appointed by the shareholders’ meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for at least three years. Two effective Auditors and one alternate Auditor will be drawn in such order from the list with the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law. The chairmanship of the Board of Statutory Auditors will go to the Auditor appointed pursuant to Article 6.2, letter d) of these by-laws. Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws; should the Chairman of the Board of the Statutory Auditors be replaced, Article 6.2, letter d) of these by-laws shall apply.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders’ meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders’ meeting and the Board of Directors, too.

PART VII
FINANCIAL STATEMENTS AND PROFITS

     ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

     ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

PART VIII
WINDING UP AND LIQUIDATION
OF THE COMPANY

     ARTICLE 31

31.1 In the event the company is wound up, the shareholders’ meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

PART IX
GENERAL PROVISIONS

     ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Treasury, Budget and Economic Planning may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

     ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.